


12026315



Quest
Diagnostics

2011 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K


Quest
Diagnostics

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2011
Commission File Number 001-12215

Quest Diagnostics Incorporated

3 Giralda Farms
Madison, New Jersey 07940
(973) 520-2700

Delaware
(State of Incorporation)

16-1387862
(I.R.S. Employer Identification Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes X No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ____ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer X Accelerated filer ____ Non-accelerated filer ____ (do not check if a smaller reporting company)

Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ____ No X

As of June 30, 2011, the aggregate market value of the approximately 158 million shares of voting and non-voting common equity held by non-affiliates of the registrant was approximately $9.3 billion, based on the closing price on such date of the registrant's Common Stock on the New York Stock Exchange.

As of January 31, 2012, there were outstanding 158,336,949 shares of Common Stock, $.01 par value per share.

Documents Incorporated by Reference

Document	**Part of Form 10-K into which incorporated**
Portions of the registrant's Proxy Statement to be filed by April 30, 2012.........	Part III

Such Proxy Statement, except for the portions thereof which have been specifically incorporated by reference, shall not be deemed "filed" as part of this report on Form 10-K.

TABLE OF CONTENTS

Item 1. Business

Quest Diagnostics Incorporated is the world's leading provider of diagnostic testing, information and services. We provide insights that enable patients and physicians to make better healthcare decisions.

Quest Diagnostics was incorporated in Delaware in 1990; its predecessor companies date back to 1967. We conduct business through our headquarters in Madison, New Jersey, and our laboratories, patient service centers, offices and other facilities around the United States and in selected locations outside the United States. Unless the context otherwise requires, the terms "Quest Diagnostics," the "Company," "we" and "our" mean Quest Diagnostics Incorporated and its consolidated subsidiaries.

During 2011, we generated net revenues of $7.5 billion and processed approximately 146 million test requisitions. Additional financial information concerning Quest Diagnostics, including our consolidated subsidiaries and business segments, for each of the years ended December 31, 2011, 2010 and 2009 is included in the consolidated financial statements and notes thereto in "Financial Statements and Supplementary Data" in Part II, Item 8.

OUR STRATEGY AND STRENGTHS

Our mission is to be the undisputed world leader in diagnostic testing, information and services. We are dedicated to improving the health of patients through unsurpassed diagnostic insights and innovation and we focus on patients, growth and people to help achieve our goals.

Growth Strategy. We offer high value diagnostic testing services and products attractive to patients, physicians, payers, employers and others. We believe that successful execution of our strategy will drive continued growth of our business. Additionally, we believe that, over the long term, we will be able to grow at a rate above the U.S. clinical laboratory industry growth rate, and to expand margins. The elements of our growth strategy are described below.

- *Leverage our assets and capabilities.* We are the world leader in the clinical testing business and the leading cancer diagnostic testing provider. We offer the broadest test menu, with more than 3,000 tests, and are the leading provider in the United States of gene-based and esoteric testing. We offer national access to testing services and have the most extensive clinical testing network in the United States, with testing facilities in major metropolitan areas. We operate a nationwide specimen collection network including approximately 2,000 of our own patient service centers and, in addition, approximately 3,000 phlebotomists in physician offices. We also operate many additional locations globally where thousands of contracted paramedical examiners coordinate the provision of paramedical examinations related to life insurance applications. We provide anatomic pathology services, including inpatient anatomic pathology and medical director services at hospitals, throughout the United States. We have a medical and scientific staff including hundreds of M.D.s and Ph.D.s, primarily located in the United States, many of whom are recognized leaders in their field and are available for consultation. We serve approximately half of the physicians and half of the hospitals in the United States. We have strong logistics capabilities, including courier vehicles and aircraft that collectively make tens of thousands of stops daily. We plan to continue to enhance our test menu and service capabilities. We believe that customers and payers prefer providers that offer a comprehensive and innovative range of tests and services and the most convenient access to those services and that, by offering such services, we will be able to profitably enhance our market position.
- *Continue to lead in medical innovation.* We are a leading innovator in the clinical testing market with unsurpassed medical and technical expertise. We collaborate with leading academic centers and maintain relationships with advisors and consultants that are leaders in key fields, such as cardiology, oncology, neurology and infectious disease. In connection with our research and development efforts, our medical and scientific experts publish in peer-reviewed journals research that demonstrates the clinical value and importance of diagnostic testing. In 2011, we published over fifty articles that support advancements and the latest thinking in laboratory testing and disease diagnosis. Over the past several years, we have expanded our business in more complex and faster-growing testing areas, including gene-based and esoteric testing and diagnostics products.

  We see significant opportunity to use diagnostics for personalized medicine and, as a result of combining the resources we gained through our 2011 acquisition of Celera Corporation with our other assets, can offer an "end to end" array of services for companion diagnostics. We have expertise dealing with biomarkers in clinical trials, have biomarker discovery capabilities, and can make available laboratory developed tests, *in vitro* diagnostics ("IVD") test kits and late-stage commercialization support for companion diagnostics for new therapies that will foster personalized patient treatment. For example, in 2012, the FDA granted our de novo classification petition for our STRATIFY JCV™ Antibody ELISA testing service. It is the first blood test to be FDA market authorized for the qualitative detection of antibodies to the polyomavirus JC virus for stratifying risk for progressive multifocal leukoencephalopathy, an infrequent but serious brain infection, in patients with multiple sclerosis receiving TYSABRI®, a therapy for relapsing forms of multiple sclerosis. STRATIFY JCV™, which was developed under an exclusive collaboration for the United States market with the co-manufacturer of TYSABRI®, is to be performed only at Focus Diagnostics.

We continue to introduce new tests, technology and services, including many with a focus on personalized and targeted medicine. For example, in 2011, we introduced our AccuType® IL28b, a test designed to aid in the prediction of patient response to the widely-used peginterferon alpha-based therapy for treating hepatitis C virus infection. In addition, as an industry leader with the largest and broadest U.S. network and presence outside the United States, we believe we are the distribution channel of choice for developers of new tests to introduce their products to the marketplace. Through our relationships with the academic medical community and pharmaceutical and biotechnology firms, we believe that we are a leader in bringing technical innovation to the market.

- *Provide leading healthcare information technology solutions.* We provide interoperable technologies that help healthcare organizations and physicians enter, share and access clinical information without costly IT implementation or significant workflow disruption, including through our Care360® suite of products and our ChartMaxx® electronic document management system for hospitals. These solutions offer access to a large national healthcare provider network, including approximately 200,000 networked physicians and clinicians using Quest Diagnostics' Care360 connectivity products. The Care360 products, including Care360 Labs and Meds, enable physicians electronically to order diagnostic tests and review test results from Quest Diagnostics and electronically to prescribe medications. Our Care360 EHR product, which is certified as a complete electronic health record by the Certification Commission for Health Information Technology, allows physicians to generate a complete record of a clinical patient encounter, automates and streamlines the clinician's workflow, and allows for rapid deployment and implementation with minimal workflow disruption. We believe that these products enhance the value we provide to our customers and result in increased customer loyalty by providing more convenient ordering and reporting of clinical tests, greater convenience in electronically prescribing medication and better access to clinical information.

  We are a leader in providing patients with tools to manage their healthcare and medical information. Our automated patient appointment scheduling enables patients to schedule appointments, including via mobile devices, at times that are convenient for them while reducing or eliminating their waiting time. We also offer TestMinder®, which sends email reminders to patients who require frequent testing, and Gazelle®, a secure mobile health platform that allows users to receive their Quest Diagnostics laboratory results, manage their personal health information, find a Quest Diagnostics location and schedule appointments directly from their smartphone.

- *Continuously drive Six Sigma quality and deliver a positive patient experience.* We strive to provide the highest quality in all that we do. We use Six Sigma and Lean processes to continuously reduce defects, enhance quality and further increase the efficiency of our operations. Six Sigma is a management approach that utilizes a thorough understanding of customer needs and requirements, root cause analysis, process improvements and rigorous tracking and measuring to enhance quality. Lean is a management approach that seeks to streamline processes and eliminate waste. We also use Six Sigma and Lean principles to help standardize operations and processes across our Company and identify and adopt best practices. We believe our use of Six Sigma and Lean results in superior service to our customers and drives customer loyalty. The patient is at the center of everything we do. Patients have a choice when it comes to selecting a healthcare provider and we strive to give patients reason to put their trust in us. We have made significant investments in training our employees to provide a positive patient experience. We believe that this will drive patient and physician loyalty.

- *Expand our diagnostic scope.* Technology advances are enabling testing to move closer to the patient and point-of-care, or near-patient, tests are becoming increasingly available and reliable. This enables more timely and effective decisions, with the opportunity to improve patient care and reduce medical costs. We have businesses, including HemoCue, Celera and Focus Diagnostics, which offer diagnostics products, including point-of-care testing. We intend to expand our product menus and develop novel technology platforms and systems to meet the needs of our clients. We are well positioned to offer choice and integrated solutions to physicians, hospitals, clinics and retail customers for the testing methods that are most appropriate for each patient and practice.

Shareholder Focus. We are focused on increasing shareholder returns and returns on invested capital ("ROIC") through a framework that encompasses improving operating performance and disciplined capital deployment. To improve our operating performance, we are taking steps to accelerate organic revenue growth and to reduce our operating costs. We have launched a program to reduce our operating costs by $500 million by the end of 2014.

Our disciplined capital deployment framework includes dividends, share repurchases and investment in our business and is intended to improve ROIC. The framework is grounded in maintaining an investment grade credit rating. In 2012, the Company expects to use the majority of its free cash flow to reduce its outstanding debt and achieve a debt/EBITDA ratio in the range of 2–2¼ times. Upon achieving our targeted leverage ratio, we expect to return to investors through a combination of dividends and share repurchases a majority of our free cash flow. Consistent with that expectation, we increased our quarterly common stock dividend by 70%, from $0.10 per share to $0.17 per share, in January 2012. We expect that the dividend will grow over time commensurate with earnings and cash flows.

We will continue to invest in our business in a disciplined manner which should require significantly less capital than in recent years. As a result of our 2011 acquisitions of Athena Diagnostics and Celera, we believe that we have established a solid foundation of strategic assets and capabilities, and that it is unlikely that we will complete any large strategic acquisitions in the near term. Our near-term investments are likely to focus on smaller fold-in acquisitions; investments in science and innovation in the form of licensing, collaborations and internal development; and investments in technology that will improve quality and efficiency in our laboratories and in other parts of our business. We anticipate that selective acquisitions will enable us to add capabilities and further strengthen our access and distribution.

BUSINESS OPERATIONS

Quest Diagnostics is the world's leading provider of diagnostic testing, information and services, providing insights that enable patients and physicians to make better healthcare decisions. We offer U.S. patients and physicians the broadest access to diagnostic testing services through our nationwide network of laboratories and Company-owned patient service centers. We provide interpretive consultation through the largest medical and scientific staff in the industry, including hundreds of M.D.s and Ph.D.s, primarily located in the United States, many of whom are recognized leaders in their fields. We are the leading provider of clinical testing, including gene-based and esoteric testing and anatomic pathology services, and the leading provider of risk assessment services for the life insurance industry. We also are a leading provider of testing for clinical trials and testing for drugs of abuse. Our diagnostics products business manufactures and markets diagnostic test kits and specialized point-of-care testing. We empower healthcare organizations and clinicians with robust information technology solutions. Our activities are described below.

Patients are at the center of everything that we do. We are leveraging our diagnostic testing capabilities and our assets to serve multiple customer bases. Most of our services are provided in the United States; for the years ended December 31, 2011, 2010 and 2009, we derived approximately 4%, 3% and 3%, respectively, of our revenues from foreign operations and held approximately 6%, 7% and 7%, respectively, of our long-lived assets outside the United States. The following chart shows the percentage of our 2011 net revenues generated by the activities identified.

Activity	Approximate Percentage of 2011 Net Revenues
Clinical testing	91%
Routine clinical testing	50%
Anatomic pathology testing	13%
Gene-based and esoteric testing	25%
Drugs of abuse testing (employer services)	3%
Healthcare information technology, clinical trials testing, life insurer services and diagnostic products	9%

Clinical Testing. We are the world's largest commercial clinical testing company. Clinical testing is an essential element in the delivery of healthcare services. Physicians use clinical tests to assist in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Clinical testing is generally categorized as clinical laboratory testing and anatomic pathology services. We offer customers the broadest access to the most extensive test menu of clinical laboratory and anatomic pathology tests in the United

States. Clinical laboratory testing generally is performed on whole blood, serum, plasma and other body fluids, such as urine, and specimens such as microbiology samples. Clinical laboratory tests which can be performed by most clinical laboratories are considered routine. Esoteric tests are clinical laboratory tests typically that are not routine, require professional "hands-on" attention from highly-skilled technical personnel, generally require more sophisticated technology, equipment or materials and may be performed less frequently than routine tests. Consequently, esoteric tests generally are reimbursed at higher levels than routine tests. It is not practical, from a cost-effectiveness or infrastructure perspective, for most hospitals, commercial laboratories or physician office laboratories to develop and perform a broad menu of esoteric tests, or to perform low-volume esoteric testing in-house. Such tests generally are outsourced to an esoteric clinical testing laboratory, which specializes in performing these complex tests. Anatomic pathology services are performed on tissues, such as biopsies, and other samples, such as human cells. As tests increasingly become more complex, we believe that providing sound medical and scientific consultation regarding our tests and test results will help spur the integration of new tests into clinical practice, and help physicians best utilize these tests to improve patient outcomes and enhance patient satisfaction. To this end, our in-house experts, including medical directors, scientific directors, genetic counselors and board certified geneticists, are available for consultation with our customers regarding testing that we perform.

Routine clinical testing. We are the leading provider of routine clinical testing, including testing for drugs of abuse. We perform routine testing through our network of major laboratories and rapid response laboratories. Rapid response laboratories are smaller facilities where we can quickly perform an abbreviated menu of routine tests for customers that require rapid turnaround times. We also perform routine testing at hospital laboratories that we manage. We operate laboratories 24 hours a day, 365 days a year. The majority of test results are delivered electronically.

Routine tests measure various important bodily health parameters such as the functions of the kidney, heart, liver, thyroid and other organs. Commonly ordered tests include:

- blood chemistries, including cholesterol levels;
- complete blood cell counts;
- urinalysis;
- pregnancy and other prenatal tests;
- routine microbiology testing;
- alcohol and other substance-abuse tests; and
- allergy tests such as the ImmunoCap® test.

Anatomic pathology testing. We are the leading provider of anatomic pathology services in the United States, through our AmeriPath®, Dermpath Diagnostics® and Quest Diagnostics brands. Anatomic pathology involves the diagnosis of cancer and other diseases and medical conditions through examination of tissue and cell samples taken from patients. We provide inpatient anatomic pathology and medical director services at hospitals throughout the country, and through our major laboratories.

We provide a full range of services to all anatomic pathology subspecialties. Our experienced staff of hundreds of medical doctors, including luminaries in their field, have a passion for providing the highest quality service to patients. We provide integrated, comprehensive reports that include both anatomic pathology and clinical pathology tests, enabling our pathologists to offer patients and physicians a complete analysis. Our approach fosters personalized patient care.

We have a strong history of leadership and innovation in cancer diagnostics. We introduced the Leumeta® family of tests for leukemia and lymphoma. These proprietary plasma-based molecular tests may some day eliminate the need for painful bone marrow biopsies. As discussed below under the heading "Scientific Innovation," we continue to develop and release new tests to aid in the detection and treatment of cancer.

Gene-Based and Esoteric Testing. We are the leading provider in the United States of gene-based and esoteric testing. Gene-based and esoteric tests increasingly are ordered by physicians to assist them in the diagnostic process, to establish a prognosis and to choose or monitor a therapeutic regimen. Esoteric tests include procedures in the areas of molecular diagnostics, protein chemistry, cellular immunology and advanced microbiology. Commonly ordered esoteric tests include viral and bacterial detection tests, drug therapy monitoring tests, genetic tests, autoimmune panels and complex cancer evaluations. In 2011, we acquired Athena Diagnostics®, a provider of neurology testing, establishing the leading position in the growing neurology testing market. In 2011, we also acquired Celera® Corporation, providing immediate access to increased genetic tests. As part of this acquisition, we also acquired Berkeley HeartLab, enhancing our leading position in advanced cardiovascular testing. We conduct complex and specialized testing, including molecular diagnostics, in our world renowned Quest Diagnostics Nichols Institute laboratory facilities and in a number of other locations, including Focus Diagnostics and Athena Diagnostics.

Our esoteric laboratories provide reference testing services to physicians, large academic medical centers, hospitals and other commercial laboratories. Our esoteric testing laboratories perform hundreds of complex tests that are not routinely performed by our regional laboratories, including but not limited to the following fields:

- endocrinology and metabolism (the study of glands, their hormone secretions and their effects on body growth and metabolism);
- genetics (the study of chromosomes, genes and their protein products and effects);
- hematology (the study of blood and bone marrow cells) and coagulation (the process of blood clotting);
- neurology (the study of the nervous system, its structure and its diseases);
- immunogenetics and human leukocyte antigens (solid organ and bone marrow transplantation, eligibility for vaccines, selection of pharmacotherapeutic agents and immunotherapy);
- immunology (the study of the immune system, including antibodies, cytokines, immune system cells and their effect, receptor systems and autoimmune diseases);
- microbiology and infectious diseases (the study of microscopic forms of life, including parasites, bacteria, viruses, fungi and other infectious agents);
- oncology (the study of abnormal cell growth, including benign tumors and cancer);
- serology (a science dealing with body fluids and their analysis, including antibodies, proteins and other characteristics); and
- toxicology (the study of chemicals and drugs and their adverse effects on the body).

We also offer gene-based tests for the predisposition, diagnosis, treatment and monitoring of cancers. We believe that offering a full range of gene-based and other esoteric tests strengthens our market offering and market position and enhances our reputation as the nation's leading test provider.

Scientific Innovation. We are a leading innovator in the clinical testing industry, with capabilities ranging from early discovery to validation of clinical tests. We develop tests at our laboratories, such as Quest Diagnostics Nichols Institute; we also develop innovative techniques and services in anatomic pathology. We collaborate with leading academic centers and maintain relationships with advisors and consultants who are leaders in key fields, such as cardiology, oncology and infectious disease. In connection with our research and development efforts, our medical and scientific experts publish in peer-reviewed journals research that demonstrates the clinical value and importance of diagnostic testing. In 2011, they published more than 50 articles that provided fundamental insights into the biology of diseases or introduced novel diagnostic testing approaches benefitting patients, including in such areas as cardiovascular genetics, mass spectrometry small molecule and protein diagnostics, and novel cancer diagnostic markers. They also help to shape the latest thinking as the authors of textbooks, or chapters therein, used by academic institutions to train healthcare providers.

We successfully transfer technical innovations to the market through our relationships with technology developers, including the academic community and pharmaceutical and biotechnology firms, our in-house expertise and our collaborations with emerging medical technology companies that develop and commercialize novel diagnostics, pharmaceutical and device technologies. We search for new opportunities and continue to build a robust pipeline of new tests in predisposition, screening, diagnosis, prognosis and treatment choice, which assists physicians in early detection of diseases and may reduce healthcare costs. In 2011, we acquired Celera, adding leading genetic IVD products and development capabilities. Celera develops, manufactures and commercializes test kits and reagents and is a leading provider of molecular test products for transplantation genetics, Cystic Fibrosis, HIV drug resistance and Fragile X Syndrome. As part of our 2011 acquisition of Celera, we also gained access to a pipeline of biomarkers to drive sustainable growth. In 2011, we also announced a multi-year exclusive collaboration with Genomic Vision, a biotechnology company, involving Genomic Vision's proprietary molecular combing genomic-analysis technology. Under the agreement, we have exclusive rights to develop and offer clinical and research use laboratory testing services based on Genomic Vision's molecular combing technique in the United States, India and Mexico. We expect to release laboratory developed tests based on molecular combing technology, and also may offer molecular combing-based laboratory testing services for new drug development to pharmaceutical companies through our clinical trials business and for research use to academic institutions. Through our strengths in assay development and the commercialization of test services, we believe that we are the partner of choice for developers of new technologies and tests to introduce their products to the marketplace.

We focus our resources on key disease states, including cancer, cardiovascular disease, infectious disease and neurological conditions. We seek technologies that help doctors care for their patients through better predisposition, screening, monitoring, diagnosis, prognosis and treatment choices. We also look for tests that are less invasive than currently available options, to increase the choices that physicians and patients have for the collection of diagnostic samples. With these priorities in mind, we recently introduced a number of new or enhanced tests, including those discussed below.

- Cancer.
  - In 2011, we introduced our melanoma treatment selection mutation panel, which is designed to assist in the personalized selection of patient therapies.
  - We introduced our thyroid cancer mutation panel, which assists in the diagnosis of thyroid cancer and aids physicians and surgeons as they plan surgery and other therapies to treat and attempt to cure thyroid cancer.
- Infectious Disease.
  - During 2011, we enhanced our SureSwab® Vaginosis/Vaginitis Plus test. We expanded the organisms and sample types in the offering.
  - We introduced Accutype® IL28b, a test designed to aid in the prediction of patient response to the widely-used peginterferon alpha-based therapy for treating hepatitis C virus infection.
  - We also made several important additions to our transplant infectious disease offering.
- Genetics and Personalized Medicine. Increasingly, tests will be introduced that help to determine a patient's genotype or gene expression profile relative to a particular disease. These tests can help physicians to determine a patient's susceptibility to disease or to tailor medical care to an individual's needs – such as determining if a medication might be more or less effective for a particular person, or which type of medication might work better, or tailoring the right dosage once the proper medicine is prescribed. A few examples are set forth below:
  - In 2012, the FDA granted our de novo classification petition for our STRATIFY JCV™ Antibody ELISA testing service. It is the first blood test to be FDA market authorized for the qualitative detection of antibodies to the polyomavirus JC virus for stratifying risk for progressive multifocal leukoencephalopathy, an infrequent but serious brain infection, in patients with multiple sclerosis receiving TYSABRI®, a therapy for relapsing forms of multiple sclerosis.
  - In 2011, we introduced testing for very long chain fatty acids, to assist in diagnosis and monitoring of inherited disorders of fatty acid metabolism.
  - We also introduced high resolution chromosomal analysis testing with oligonucleotide microarrays to enhance our testing services in the pre-natal and post-natal genetics areas.
  - In 2011, we expanded our prescription pain medication monitoring offering for patients being treated for chronic pain. We added several key medications to the test menu as well as genetic testing for CYP2D6 and CYP2C19 to help guide the prescribing and management of these medications.
- Cardiovascular Disease.
  - During 2011, we released a test for therapeutic drug monitoring of dabigatran, a new oral anti-coagulant.
  - Through Berkeley HeartLabs we introduced genetic testing for an additional mutation in the LPA gene which helps identify patients with risk of cardiovascular disease and likelihood to benefit from aspirin therapy.
  - We also released genetic testing for SLC01B1, which helps identify patients at risk for myopathy from Simvastatin therapy for cholesterol reduction.
- Neurology.
  - Through Athena Diagnostics, we launched several new molecular genetic tests for stroke, neuromuscular diseases and mitochondrial disorders.
  - We also began to offer genetic testing for spinal muscular atrophy to all our clients to aid in screening for this inherited neuromuscular condition.

Healthcare Information Technology. We provide interoperable technologies that help healthcare organizations and physicians enter, share and access clinical information without costly IT implementation or significant workflow disruption, including through our Care360® suite of products and our ChartMaxx® electronic document management system for hospitals. These solutions offer access to a large national healthcare provider network, including approximately 200,000 networked physicians and clinicians using Quest Diagnostics' Care360 connectivity products. We believe that these products enhance the value we provide to our customers and result in increased customer loyalty by providing more convenient ordering and reporting of clinical tests, greater convenience in electronically prescribing medication and providing better access to clinical information. We believe that our healthcare information technology capabilities differentiate us from the competition.

The Care360 products, including our Care360 Labs and Meds, enable physicians electronically to order diagnostic tests and review test results from Quest Diagnostics and electronically to prescribe medication. At the end of 2011, prescriptions were written through Care360 ePrescribing at an annualized rate of 32 million medications. Our Care360 EHR product, which is certified as a complete electronic health record by the Certification Commission for Health Information Technology, allows physicians to generate a complete record of a clinical patient encounter, automates and streamlines the clinician's workflow, and allows for rapid deployment and implementation with minimal workflow disruption. The solution allows doctors to electronically create, manage and distribute patient encounter notes, including vital signs and progress notes. It captures lab and radiology results, provides clinical decision support tools and allows doctors to send secure messages and clinical information to other practitioners and secure, Web-based laboratory results to their patients' personal health records. Physicians also take advantage of our new Care360 Mobile application that lets them review results and order medications using their smartphones or mobile devices. Care360 was named the top stand-alone e-Prescribing system of 2011 by Black Book Rankings.

In 2011, for the eighth time in the past ten years, ChartMaxx was awarded the Best in KLAS award for the document management and imaging category. It is being used by over 400,000 clinical and administrative users in hospitals and other clinical locations. Our Care360 Data Exchange is the delivery mechanism for clinical transactions, including bi-directional transmission of orders and results involving the acute care and ambulatory settings.

We are a leader in providing patients with advanced tools to manage their health. Using our Care360 connectivity products, physicians can securely provide diagnostic and other data to a patient's account. We offer Gazelle®, a secure mobile health platform that allows users to receive their Quest Diagnostics laboratory results, manage their personal health information, find a Quest Diagnostics location and schedule appointments directly from their smartphone.

Clinical Trials Testing. We believe that we are the second largest provider of central laboratory testing performed in connection with clinical research trials on new drugs, vaccines and certain medical devices. Clinical research trials are required by the FDA and non-U.S. international regulatory authorities to assess the safety and efficacy of new drugs, vaccines and some medical devices. We see opportunities to develop pharmacogenetic and pharmacogenomic tests to help speed drug approval processes for our clinical trials customers and, capitalizing on the trend to personalized medicine, to better focus patient therapy based on a patient's genetic markers. We have biomarker capabilities that advance our efforts to develop these tests. In 2011, we acquired Celera, enhancing our ability to provide biomarker discovery and develop IVD test kits. As a result, we now offer an "end to end" array of services for companion diagnostics.

We have clinical trials testing centers in the United States, the United Kingdom and India, and we provide clinical trials testing in Argentina, Brazil, China and Singapore through affiliated laboratories. We serve most of the major pharmaceutical companies.

Life Insurer Services. We are the largest provider of risk assessment services to the life insurance industry in North America. We also provide risk assessment services for insurance companies doing business in many countries outside the United States.

Our risk assessment services comprise underwriting support services to the life insurance industry, including laboratory testing, electronic data collection, specimen collection and paramedical examinations, medical record retrieval, case management, motor vehicle reports, telephone inspections, prescription histories and credit checks. The laboratory tests that we perform and data we gather are designed to assist insurance companies to objectively evaluate the mortality risks of policy applicants. The majority of the testing is performed on specimens of life insurance applicants, but also includes specimens of applicants for other types of insurance. Factors such as the number of applications for underwritten life insurance policies can affect the utilization of clinical testing and other services we provide to our insurance customers. Most of our specimen collections and paramedical examinations are performed by our network of approximately 5,000 contracted paramedical examiners at the applicant's home or workplace. We also offer paramedical examinations through approximately 500 of our patient service centers, and operate approximately 80 locations other than patient service centers in the United States and Canada where we provide paramedical examinations, bringing to approximately 580 the total number of sites where we can provide these examinations. We also contract with third parties at over an additional 200 locations globally to coordinate providing these exams.

We seek to grow our risk assessment services revenues by increasing our market share and by offering new and innovative laboratory tests, data collection and analytics and other services. For example, in 2011, we were the first in the industry to offer on-line lab results to life insurance applicants. We charge our life insurance customers on a fee-for-service basis, typically under multi-year agreements.

Employer Services. We believe that we are a leading provider of testing to employers for the detection of employee use of drugs of abuse. Our Quest Diagnostics Drug Testing Index™, which is an annual report of our aggregate drug testing results, is used by employers, the federal government and the media to help identify and quantify drug abuse among the nation's workforce.

We provide a full range of solutions for drugs of abuse, including urine, hair, blood and oral fluid tests. We regularly look for opportunities to enhance our test offerings. In 2011, we introduced Oral-Eze®, our own innovative oral fluid collection system that simplifies the collection of oral samples for routine drug testing. The Oral-Eze® Oral Fluid Collector provides all the advantages of previous collection systems, with the added benefit of our indicator window technology.

As healthcare costs have increased, so has the value of preventive care. Employers grappling with rising healthcare costs increasingly use wellness screening as a key tool to reduce their healthcare costs and the healthcare risks of their employees. We provide wellness testing and analytic services to employers to enable them and their employees to take an active role in improving their health and empower employers with aggregated health information. Our Blueprint for Wellness® program offers employers actionable data to power their health improvement and cost containment programs. We are leveraging our patient service centers and paramedical examiner network to deliver wellness screening nationwide. We also are exploring offering Blueprint for Wellness® through additional channels.

Diagnostic Products, Including Point-of-care, or Near-patient, Testing. Technology advances are enabling testing to move closer to the patient and are becoming increasingly available, accurate and cost effective. Over time, some testing that is now done in clinical laboratories will cease to be performed in clinical laboratories and will be performed closer to the patient. We believe that our point-of-care testing strategy will strengthen our relationship with our customers by enabling us to offer more solutions that improve the effectiveness of our customers and the care of their patients by enabling faster diagnosis and treatment. We are well positioned to offer options and integrated solutions to physicians, hospitals and clinics for the testing methods that are most appropriate for each patient and practice.

We develop and manufacture products that enable healthcare professionals to make healthcare diagnoses, including products for point-of-care, or near-patient, testing for the professional market. We have several companies, including Focus Diagnostics, HemoCue and Celera, that enhance our offerings and better enable us to serve these markets.

Focus Diagnostics® is a leading provider of infectious disease testing that has established a reputation for being first to introduce new tests to the market, including diagnostic tests for Lyme disease, West Nile Virus, SARS and, most recently, H1N1. Focus Diagnostics develops, manufactures and markets diagnostic products, such as HerpeSelect® ELISA tests that detect patient antibodies to specific types of herpes simplex virus, which can be performed on a variety of instrument platforms. Focus Diagnostics sells its diagnostic products to large academic medical centers, hospitals and commercial laboratories globally. Focus Diagnostics has an agreement with 3M Corporation for global human diagnostic rights to a compact integrated bench-top instrument for use with real time polymerase chain reaction ("PCR") assays. These tests are sold under the Simplexa® brand name. In 2011, Focus Diagnostics received the CE mark to offer several new Simplexa tests in Europe, including tests for Cytomegalovirus, Epstein Barr virus, BK virus and *clostridium difficile*. Focus Diagnostics now offers one of the most comprehensive molecular transplant-testing menus in Europe. Focus Diagnostics also registered the Simplexa Dengue molecular test with the National Agency of Sanitary Vigilance, an office of Brazil's federal government, for use in public and private health testing in Brazil. In 2011, Focus Diagnostics received FDA 510(k) clearance for its Simplexa test offering for Flu A/B/RSV. In 2011, the Simplexa/3M technology won a gold Medical Design Excellence Award in the IVD category and an Edison award for new science and medical diagnostics product. We intend to develop and pursue FDA clearance and CE marking for additional Simplexa™ tests.

HemoCue® innovates, manufactures and distributes point-of-care testing products globally. HemoCue is the leading global provider in point-of-care testing for hemoglobin, with a growing market share for glucose, microalbumin and white blood cell testing. HemoCue offers its White Blood Cell Differential System in Europe, and plans in 2012 to seek 510(k) clearance and waived status under the Clinical Laboratory Improvement Amendments ("CLIA") for this product which, if granted, would permit physicians to use these products in a much larger segment of physician offices. The HemoCue handheld systems are used in physician's offices, blood banks, hospitals, diabetes clinics and public health clinics. Approximately sixty percent of HemoCue products are sold outside the United States.

Celera offers a number of market leading high complexity molecular diagnostic products in segments such as HIV-1 drug resistance testing, reproductive genetics, transplantation and cardiovascular genetics. Celera products, which are distributed by a third party worldwide, span the various levels of regulatory registrations and are sold to a broad spectrum of customers who require high quality and regulatory approved products. We also manufacture and offer the InSure® fecal immunochemical test (FIT™) for screening for colorectal cancer.

International. We have laboratory facilities in Gurgaon, India; Heston, England; Mexico City, Mexico; and San Juan, Puerto Rico. These laboratories support clinical testing in their local markets, and also may support our clinical trials business. We have an office in Ireland that supports our activities in that country, and also have sales representatives dedicated to offering our diagnostic test products in countries outside the United States. We see opportunities to bring our experience and expertise in diagnostic testing and point-of-care products to international markets, particularly developing countries where the testing markets are highly fragmented and less mature, including by leveraging existing facilities to serve new markets.

THE UNITED STATES CLINICAL TESTING MARKET

Most clinical tests are performed by one of three types of laboratories: hospital-affiliated laboratories; commercial clinical laboratories; or physician-office laboratories. We believe that hospital-affiliated laboratories account for approximately 60% of the market, commercial clinical laboratories approximately one-third and physician-office laboratories the balance.

Key Trends. There are a number of key trends that we expect will have a significant impact on the clinical testing business in the United States and on our business. These trends present both opportunities and risks. However, because clinical testing is an essential healthcare service and because of the key trends discussed below, we believe that the industry will continue to grow over the long term and that we are well positioned to benefit from the long-term growth expected in the industry.

Demographics. The growing and aging population, the burden of chronic diseases and unmet diagnostic needs may increase the demand for clinical testing.

Prevention and wellness. We believe that the value of detection, prevention, wellness and personalized care is recognized more now than ever before. Consumers, employers, health plans and government agencies increasingly are focusing on helping the healthy stay healthy, detecting symptoms among those at risk and providing preventive care that helps avoid disease. Physicians increasingly are relying on diagnostic testing to help identify risk for a disease, to detect the symptoms of disease earlier, to aid in the choice of therapeutic regimen, to monitor patient compliance and to evaluate treatment results. Physicians, consumers and payers increasingly recognize the value of diagnostic testing as a means to improve health and reduce the overall cost of healthcare through early detection, prevention and treatment. Federal healthcare reform legislation adopted in 2010 contained provisions eliminating patient cost-sharing for preventive services, and additional provisions that we believe will increase the number of patients that have health insurance and thus better access to diagnostic testing.

Science and technology advances. Medical advances allow for more accurate and earlier diagnosis and treatment of diseases. Continuing research and development in the area of genomics is expected to yield new, more sophisticated and specialized diagnostic tests. These advances also are spurring interest in and demand for personalized or tailored medicine, which relies on diagnostic and prognostic testing. Pharmacogenomic testing increasingly is used as a parameter to help speed drug approval processes and to better focus therapy based on patient and tumor-specific genetic markers. Demand also is growing toward comprehensive care management solutions that serve patients, payers and practitioners by improving access to patient data, increasing patient participation in care management, reducing medical errors and improving clinical outcomes. There is an increasing focus on interconnectivity, and electronic medical records and patient health records continue to grow.

Customers and payers. Our customers and payers, including physicians, health insurance plans, employers, pharmaceutical companies and others, have been consolidating. We expect that this trend will continue.

Consolidation is increasing pricing transparency and bargaining power, enhancing purchasing sophistication and encouraging internalization of testing. Patient-centered medical homes are increasingly being established to deliver patient care. In addition, federal healthcare reform legislation adopted in 2010 encourages the formation of "accountable care organizations" and requires implementation of health insurance exchanges, which may result in changes in the way that some healthcare services are purchased and delivered in the United States.

Competition. The clinical testing industry remains fragmented, is highly competitive and is subject to new competition. Competition is growing from non-traditional competitors. Increased hospital acquisitions of physician practices enhance physician ties to hospital-affiliated laboratories and may strengthen their competitive position. New market entrants with extensive resources may make acquisitions or expand into our traditional areas of operations. We also are expanding into new diagnostic testing areas that are highly competitive.

Reimbursement pressure. There is a strong focus in the United States on controlling the overall cost of healthcare. Healthcare market participants, including governments, are focusing on controlling costs, including by potentially changing reimbursement for healthcare services, revising test coding, changing medical coverage policies, pre-authorization of lab testing, introducing lab spend management utilities and payment and patient care innovations such as accountable care organizations and patient-centered medical homes. While pressure to control healthcare costs poses a risk to our Company, it also creates an opportunity for increased utilization of diagnostic testing as an efficient means to manage the total cost of healthcare.

Healthcare Utilization. Recently, utilization of the healthcare system in the United States has been lower. There may be many factors contributing to this result, including reduced employment levels, benefit plans imposing higher levels of patient responsibility, under-employment in the work force and patients delaying medical care.

Legislative, regulatory and policy environment. Government oversight of and attention to the healthcare industry in the United States is significant and increasing. During 2011, the FDA issued several draft guidance documents that, if finalized, could have a significant impact on our business, including, among others, guidance documents regarding applications for mobile telecommunication devices, companion diagnostics, products labeled Research Use Only ("RUO") or Investigational Use Only ("IUO") and modifications to the 510(k) process. Federal healthcare reform legislation adopted in 2010, and court challenges to that legislation, has created significant uncertainty as healthcare markets react to potential and impending changes.

Globalization. There is a growing demand for healthcare services in emerging market countries. Opportunities are arising to participate in the restructuring or growth of the healthcare systems in these countries. Additionally, our customers are establishing positions outside the United States. Demographic changes globally also may create opportunities.

Customers and Payers. We provide testing services to a broad range of customers who order clinical testing, including physicians, hospitals and employers. In most cases, the customer that orders the testing is not responsible for the payments for services. Depending on the billing arrangement and applicable law, the payer may be (1) a third party responsible for providing health insurance coverage to patients, such as a health insurance plan, self-insured employer benefit fund, an accountable care organization, a patient centered medical home or the traditional Medicare or Medicaid program, (2) the patient or (3) the physician or other party (such as a hospital, another laboratory or an employer) who referred the testing to us.

Health Plans. Health plans, including managed care organizations and other health insurance providers, typically reimburse us as a contracted provider on behalf of their members for clinical testing services performed. Reimbursement from our two largest health plans totaled approximately 12% of our consolidated net revenues in 2011. Our largest health plan accounted for approximately 8% of our consolidated net revenues in 2011.

Health plans typically negotiate directly or indirectly with a number of clinical laboratories, and represent approximately one-half of our total clinical testing volumes and one-half of our net revenues from clinical testing. The trend of consolidation among health plans has continued. In certain markets, such as California, health plans may delegate to independent physician associations ("IPAs") or other alternative delivery systems (e.g., physician hospital organizations) the ability to negotiate for clinical testing services on behalf of certain members.

Health plans and IPAs often require that clinical test service providers accept discounted fee structures or assume all or a portion of the financial risk associated with providing testing services through capitated payment arrangements and discounted fee-for-service arrangements. Under capitated payment arrangements, we provide services at a predetermined monthly reimbursement rate for each covered member, generally regardless of the number or cost of services provided by us. Health plans continue to offer preferred provider organization ("PPO") plans, point-of-service ("POS") plans, consumer driven health plans ("CDHPs") and limited benefit coverage programs. Reimbursement under these programs is typically negotiated on a fee-for-service basis, which generally results in higher revenue per requisition than under capitation arrangements. We do not expect that the design of these plans will pose a significant barrier to patients accessing clinical testing services. To the extent that plans and programs require greater levels of patient cost-sharing, this could negatively impact patient collection experience.

Most of our agreements with major health plans are non-exclusive arrangements. Certain health plans, however, have limited their laboratory network to only a single national laboratory, seeking to obtain improved pricing.

Although non-contracted providers historically generally were reimbursed at "reasonable and customary" rates, health plans today are employing several approaches to limit reimbursement to non-contracted providers. Contracted rates generally are lower than "reasonable and customary" rates.

We also sometimes are a member of a "complementary network." A complementary network is generally a set of contractual arrangements that a third party will maintain with various providers that provide discounted fees for the benefit of its customers. A member of a health plan may choose to access a non-contracted provider that is a member of a complementary network; if so, the provider will be reimbursed at a rate negotiated by the complementary network.

We attempt to strengthen our relationships with health plans and increase the volume of testing services by offering health plans services and programs that leverage our Company's expertise and resources, including our superior access, extensive test menu, medical staff and data, and in such areas as wellness and disease management.

Physicians. Physicians, including both primary care physicians and specialists, requiring testing for patients are the primary referral source of our clinical testing volume. Physicians determine which laboratory to recommend or use based on a variety of factors, including: service; patient access and convenience, including participation in a health plan network; quality; price; and depth and breadth of test and service offering. Physicians also purchase and utilize our point-of-care tests.

Hospitals. Hospitals generally maintain an on-site laboratory to perform the significant majority of clinical testing for their patients and refer less frequently needed and highly specialized procedures to outside laboratories, which typically charge the hospitals on a negotiated fee-for-service basis. Fee schedules for hospital reference testing often are negotiated on behalf of hospitals by group purchasing organizations. We provide services to hospitals throughout the United States, including esoteric testing, in some cases helping manage their laboratories and serving as the medical directors of the hospital's histology or clinical laboratory. We believe that we are the industry's market leader in servicing hospitals. Hospitals generally continue to look for ways to fully utilize their existing laboratory capacity: they perform tests their patients need and may compete with commercial laboratories for outreach (non-hospital patients) testing. Continuing to obtain referrals from hospitals depends on our ability to provide high quality services that are more cost-effective than if the hospitals were to perform the services themselves. We believe that our combination of full-service, bi-coastal esoteric testing capabilities, medical and scientific professionals available for consultation, innovative connectivity products, point-of-care testing products, focus on Six Sigma quality and dedicated sales and service professionals has positioned us to be an attractive partner for hospitals.

Most physicians have admitting privileges or other relationships with hospitals as part of their medical practice. Many hospitals seek to leverage their relationships with community physicians by encouraging the physicians to send their outreach testing to the hospital's laboratory. In addition, hospitals that own physician practices generally require the practices to refer tests to the hospital's affiliated laboratory. In recent years, there has been a trend of hospitals acquiring physician practices, and as a result, an increased percentage of physician practices are owned by hospitals. Hospitals can have greater leverage with health insurers than do commercial clinical laboratories, particularly hospitals that have a significant market share; hospitals thus are frequently able to negotiate higher reimbursement rates with health insurance plans than commercial clinical laboratories for comparable clinical testing services.

We also have joint venture arrangements with leading integrated healthcare delivery networks in several metropolitan areas. These joint venture arrangements, which provide testing for affiliated hospitals as well as for unaffiliated physicians and other local healthcare providers, serve as our principal laboratory facilities in their service areas. Typically, we have either a majority ownership interest in, or day-to-day management responsibilities for, our hospital joint venture relationships.

Employers. Employers use clinical tests for drugs of abuse to determine an individual's employability and his or her "fitness for duty." Companies with high employee turnover, safety conscious environments or regulatory testing requirements provide the highest volumes of testing. Factors such as the general economy and job market can impact the utilization of drugs of abuse testing. We seek to grow our employer volumes through offering new and innovative programs to help companies with their goal of maintaining a safe and productive workplace. We also offer employers our Blueprint for Wellness® program, providing wellness screening and analytic services to employers, to help employers and their employees manage increasing healthcare costs and to capitalize on trends in personalized health.

Other Laboratories and Other Customers. We also provide testing services to federal, state and local governmental agencies and perform esoteric testing services for other commercial clinical laboratories. These customers are charged on a fee-for-service basis.

GENERAL

Competition. While there has been significant consolidation in the clinical testing industry in recent years, our industry remains fragmented and highly competitive. We primarily compete with three types of clinical testing providers: other commercial clinical laboratories, hospital-affiliated laboratories and physician-office laboratories. Our largest commercial clinical laboratory competitor is Laboratory Corporation of America Holdings, Inc. In addition, we compete with many smaller regional and local commercial clinical laboratories and specialized esoteric laboratories. In anatomic pathology, additional competitors include anatomic pathology practices, including those in academic institutions. In addition, there has been a trend among specialty physician practices to establish their own histology laboratory capabilities and/or bring pathologists into their practices, thereby reducing referrals from these practices.

We believe that healthcare providers traditionally consider a number of factors when selecting a testing provider, including:

- service capability and quality;
- accuracy, timeliness and consistency in reporting test results;
- patient insurance coverage;
- number and type of tests performed;
- pricing;
- access to medical/scientific thought leaders for consultation;
- number, convenience and geographic coverage of patient service centers;
- reputation in the medical community;
- healthcare information technology solutions;
- qualifications of its staff; and
- ability to develop new and useful tests.

We believe that we are an effective competitor in each of these areas. We also believe that offering the most comprehensive test menu in the industry, innovative test and information technology offerings, a superior patient experience, a staff including medical and scientific experts, Six Sigma quality and unparalleled access and distribution provide us with a competitive advantage.

We believe that large commercial clinical laboratories may be able to increase their share of the overall clinical testing market due to their large service networks and lower cost structures. These advantages should enable larger clinical laboratories to more effectively serve customers, including members of large healthcare plans. In addition, we believe that consolidation in the clinical testing industry will continue. However, a significant portion of clinical testing is likely to continue to be performed by hospitals, which generally have affiliations with community physicians that refer testing to us. As a result of these affiliations, we compete against hospital-affiliated laboratories primarily on the basis of service capability and quality as well as other non-pricing factors. In addition, recent market activity may increase the competitive environment. For example, health plan actions to exclude large national clinical laboratories from contracts may enhance the relative competitive position of regional laboratories, and increased hospital acquisitions of physician practices enhance the ties of the physicians to hospital-affiliated laboratories.

The diagnostic testing industry is faced with changing technology and new product introductions. Advances in technology may lead to the development of more cost-effective tests that can be performed outside of a commercial clinical laboratory such as (1) point-of-care tests that can be performed by physicians in their offices; (2) complex tests that can be performed by hospitals in their own laboratories; and (3) home testing that can be carried out without requiring the services of clinical laboratories. Development of such technology and its use by our customers and patients would reduce the demand for our laboratory testing services and negatively impact our revenues. With our point-of-care test strategy, we are positioning ourselves to service this growing market for physicians and hospitals. We also believe that our overall point-of-care test strategy will strengthen our relationship with our customers by enabling us to offer more solutions that improve their effectiveness and the care of their patients by enabling faster diagnosis and treatment.

The markets for diagnostic products, life insurance risk assessment services, clinical trials and healthcare information technology are highly competitive. We have many competitors, some of which have much more extensive experience in these markets and some of which have greater resources. We compete in the diagnostic products market by attempting to find and exploit unique differentiated products, including products that take advantage of our healthcare information technology solutions. We compete in the life insurance risk assessment services business by seeking to provide a superior applicant experience, faster services completion and a wider array of highest quality, integrated services than our competitors. We compete in the clinical trials business by leveraging our strengths as the world's leading diagnostic testing company, including the depth and breadth of our testing menu, our superior scientific expertise, our ability to support complex global clinical trials and our lab management and information technology solutions. We compete in the healthcare information technology market by offering solutions that foster better patient care and improve performance for healthcare institutions, patients and physician practices, particularly smaller and medium sized physician practices.

Sales and Marketing. Our sales force is organized to focus on customer groups and service types. The majority of representatives focus on physician services, cancer diagnostics and hospital clients. The physician services team is our largest, and includes specialty representatives. Our cancer diagnostics team focuses on physicians who routinely screen for, or treat, cancer. Our hospital client sales organization focuses on meeting the unique clinical testing needs of hospitals and other commercial clinical laboratories. A smaller portion of our sales force focuses on selling drugs of abuse and wellness testing to employers. In addition, we have sales organizations that focus on selling diagnostic products and instruments, including point-of-care tests, and our healthcare information technology products. We also have dedicated sales teams that focus on selling risk assessment services in the life insurance market and clinical trials services.

Information Technology. We use information systems extensively in virtually all aspects of our business, including clinical laboratory testing, test reporting, billing, customer service, logistics and management of medical data. We believe that our healthcare information technology systems help differentiate us favorably. We endeavor to establish systems that create value and efficiencies for our Company, patients and customers. The successful delivery of our services depends, in part, on the continued and uninterrupted performance of our information technology systems. We have taken precautionary measures to prevent problems that could affect our IT systems.

Some of our historic growth has come through acquisitions and, as a result, we continue to use multiple information systems. We have standardized some of our systems and are implementing standard laboratory information and billing systems across our operations, including those from our most recent acquisitions. We expect implementation will take several more years to complete, and will result in significantly more centralized systems, improved operating efficiency, more timely and comprehensive information for management and enhanced control over our operational environment.

Quality Assurance. In our clinical testing business, our goal is to continually improve the processes for collection, handling, storage and transportation of patient specimens, as well as the precision and accuracy of analysis and result reporting. Our quality assurance efforts focus on pre-analytic, analytic and post-analytic processes, including positive patient identification of specimens, report accuracy, proficiency testing, reference range relevance, process audits, statistical process control and personnel training for all of our laboratories and patient service centers. We also focus on the licensing, credentialing, training and competence of our professional and technical staff. We have implemented an enhanced specimen tracking system, with global positioning system capabilities, that enables us to better track specimens. We continue to implement our Six Sigma and standardization initiatives to help achieve our goal of becoming recognized as the undisputed quality leader in the healthcare services industry. In addition, some of our laboratories have achieved International Organization for Standardization, or ISO, certification. These certifications are international standards for quality management systems. In 2011, we continued to take steps to enhance our quality assurance program.

As part of our comprehensive quality assurance program, we utilize internal proficiency testing, extensive quality control and rigorous process audits for our clinical laboratory operations. For most clinical laboratory tests, quality control samples are processed in parallel with the analysis of patient specimens. The results of tests on these quality control samples are monitored to identify trends, biases or imprecision in our analytical processes.

We participate in external proficiency testing and have accreditation or licenses for our clinical laboratory operations from various regulatory agencies or accrediting organizations, such as the Centers for Medicare and Medicaid Services ("CMS"), the College of American Pathologists ("CAP") and certain states. All of our laboratories participate in various external quality surveillance programs. They include, but are not limited to, proficiency testing programs administered by CAP, as well as some state agencies. CAP is an independent, nongovernmental organization of board-certified pathologists approved by CMS to inspect clinical laboratories to determine compliance with the standards required by CLIA. CAP offers an accreditation program to which laboratories may voluntarily subscribe. All of our major regional and esoteric laboratories, including our facility in India, and most of our rapid response laboratories, are accredited by CAP. Accreditation includes on-site inspections and participation in the CAP (or equivalent) proficiency testing program. Also, all of our cytotechnologists and pathologists participate in an individual proficiency testing program.

Our diagnostic products businesses maintain extensive quality assurance programs focused on ensuring that our products are safe and effective and that we comply with applicable regulatory requirements in the United States and other countries. They are regulated by the FDA and are required to be in compliance with the Quality Systems Regulations, 21 CFR part 820, and with applicable standards outside the United States. In addition, our manufacturing sites are certified in accordance with, or audited by the deemed authority for, ISO 13485: 2003 standards. We endeavor to design and manufacture our diagnostics products in compliance with Quality Systems Regulations.

Intellectual Property Rights. We own significant intellectual property, including patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks in the United States and other countries. From time to time, we also license U.S. and non-U.S. patents, patent applications, technology, trade secrets, know-how, copyrights or trademarks owned by others. In the aggregate, these intellectual property assets and licenses are of material importance to our business. We believe, however, that no single patent, technology, trademark, intellectual property asset or license is material to our business as a whole.

Our approach is to manage our intellectual property assets to safeguard them and to maximize their value to our enterprise. We generally actively defend our intellectual property assets and pursue protection of our products, processes and other intellectual property where possible.

Our success in remaining a leading innovator in the diagnostic testing industry by continuing to introduce new tests, technology and services will depend, in part, on our ability to license new and improved technologies on favorable terms. Other companies or individuals, including our competitors, may obtain patents or other property rights on tests or processes that we may be performing, particularly in such emerging areas as gene-based testing and other specialty testing, that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business.

Employees. At December 31, 2011, we employed approximately 42,000 people. This total excludes employees of the joint ventures where we do not have a majority ownership interest. We have no collective bargaining agreements with unions covering employees in the United States, and we believe that our overall relations with our employees are good.

BILLING AND REIMBURSEMENT

Billing. We generally bill for clinical testing services on a fee-for-service basis under one of two types of fee schedules. These fees may be negotiated or discounted. The types of fee schedules are:

- "Client" fees charged to physicians, hospitals, and institutions for which a clinical laboratory performs testing services on a wholesale basis and which are billed on a monthly basis.
- "Patient" fees charged to individual patients and certain third-party payers on a claim-by-claim basis.

Billing for clinical testing services is very complicated, and we maintain compliance policies and procedures for our billing. Patients, insurance companies, Medicare, Medicaid, physicians, hospitals and employer groups all have different billing requirements. Some billing arrangements require us to bill multiple payers, and there are several other factors that complicate billing (e.g., disparity in coverage and information requirements among various payers; and incomplete or inaccurate billing information provided by ordering physicians). We incur additional costs as a result of our participation in Medicare and Medicaid programs because clinical laboratory testing and anatomic pathology services are subject to complex, stringent and frequently ambiguous federal and state laws and regulations, including those relating to coverage, billing and reimbursement. Changes in laws and regulations could further complicate our billing and increase our billing expense. CMS establishes procedures and continuously evaluates and implements changes to the reimbursement process and requirements for coverage.

As an integral part of our billing compliance program, we investigate reported failures or suspected failures to comply with federal and state healthcare reimbursement requirements. Any Medicare or Medicaid overpayments resulting from non-compliance are reimbursed by us. As a result of these efforts, we have periodically identified and reported overpayments, reimbursed the payers for overpayments and taken appropriate corrective action.

We believe that most of our bad debt expense is primarily the result of missing or incorrect billing information on requisitions and Advance Beneficiary Notices received from healthcare providers and the failure of patients to pay the portion of the receivable that is their responsibility, rather than credit related issues. Deteriorating economic conditions may adversely impact our bad debt expense. In general, we perform the requested tests and report test results regardless of whether the billing information is correct or complete. We subsequently attempt to contact the healthcare provider or patient to obtain any missing information and to rectify incorrect billing information. Missing or incorrect information on requisitions complicates and slows down the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable and bad debt expense. The increased use of electronic ordering reduces the incidence of missing or incorrect information.

Government Coverage and Reimbursements. Government payers, such as Medicare and Medicaid, have taken steps and can be expected to continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical test services. For example, Medicare has adopted policies under which it does not pay for many commonly ordered clinical tests unless the ordering physician has provided an appropriate diagnosis code supporting the medical necessity of the test. Physicians are required by law to provide diagnostic information when they order clinical tests for Medicare and Medicaid patients.

The healthcare industry has experienced significant changes in reimbursement practices during the past several years. Historically, many different local carriers administered Medicare Part B, which covers services provided by commercial clinical laboratories. They often had inconsistent policies, increasing the complexity of the billing process for clinical laboratories. They are being replaced with contractors who will administer both Part B and Medicare Part A benefits for beneficiaries in larger regional areas. It is expected that the revised system will reduce the administrative complexity of billing for services provided to Medicare beneficiaries.

With regard to the clinical test services performed on behalf of Medicare beneficiaries, we must bill the Medicare program directly and must accept the carrier's fee schedule amount for covered services as payment in full. In addition, state Medicaid programs are prohibited from paying more (and in most instances, pay significantly less) than Medicare. Currently, Medicare does not require the beneficiary to pay a co-payment for clinical laboratory testing reimbursed under the Clinical Laboratory Fee Schedule. Certain Medicaid programs require Medicaid recipients to pay co-payment amounts for clinical laboratory testing. Medicare patients generally are required to make co-payments for anatomic pathology services.

Part B of the Medicare program contains fee schedule payment methodologies for clinical testing services, and for pathology and other physician services, performed for covered patients, including a national ceiling on the amount that carriers could pay under their local Medicare clinical testing fee schedules. The Medicare Clinical Laboratory Fee Schedule for 2012 is increased by 0.65% from 2011 levels. In December 2011, Congress delayed by two months a potential 27.4% decrease in the physician fee schedule that otherwise would have become effective January 1, 2012. The following table sets forth the percentage of our consolidated net revenues reimbursed under Medicare attributable to the clinical testing and physician fee schedules in 2011.

Medicare Part B Reimbursements	% of our 2011 Consolidated Net Revenues
Clinical Laboratory Fee Schedule	12%
Physician Fee Schedule	3%

Penalties for violations of laws relating to billing government healthcare programs and for violations of federal and state fraud and abuse laws include: (1) exclusion from participation in Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certificates and authorizations necessary to operate our business. Civil monetary penalties for a wide range of violations may be assessed on a per violation basis. A parallel civil remedy under the federal False Claims Act provides for penalties on a per violation basis, plus damages of up to three times the amount claimed.

Historically, most Medicare and Medicaid beneficiaries were covered under the traditional Medicare and Medicaid programs administered by the federal government. Over the last several years, the federal government has continued to expand its contracts with private health insurance plans for Medicare beneficiaries and has encouraged such beneficiaries to switch from the traditional programs to the private programs, called "Medicare

Advantage" programs. There has been continued growth of health insurance plans offering Medicare Advantage programs and of beneficiary enrollment in these plans. In recent years, in an effort to control costs, states also have increasingly mandated that Medicaid beneficiaries enroll in private managed care arrangements. The 2010 federal healthcare reform legislation is intended to control the growth of Medicare Advantage programs, encourage beneficiaries to switch back to traditional Medicare programs and expand the eligibility for traditional Medicaid programs.

REGULATION

Our businesses are subject to or impacted by extensive and frequently changing laws and regulations in the United States (at both the federal and state levels) and the other jurisdictions in which we conduct business. These laws and regulations include regulations particular to our business, and laws and regulations relating to conducting business generally (e.g., export controls laws, U.S. Foreign Corrupt Practices Act and similar laws of other jurisdictions), including in the United States and in other jurisdictions. We also are subject to inspections and audits by governmental agencies. Set forth below are highlights of the key regulatory areas applicable to our businesses.

CLIA and State Clinical Laboratory Licensing Regulations. All of our laboratories and, where applicable, patient service centers, are licensed and accredited as required by the appropriate federal and state agencies. CLIA regulates virtually all clinical laboratories by requiring that they be certified by the federal government and comply with various technical, operational, personnel and quality requirements intended to ensure that the services provided are accurate, reliable and timely. The cost of compliance with CLIA makes it cost prohibitive for many physicians to operate clinical laboratories in their offices. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point-of-care test equipment to physicians and by selling to both physicians and patients test kits approved by the FDA for home use. Diagnostic tests approved or cleared by the FDA for home use are automatically deemed to be "waived" tests under CLIA and may be performed in physician office laboratories with minimal regulatory oversight under CLIA as well as by patients in their homes.

CLIA does not preempt state laws that are more stringent than federal law. State laws may require additional personnel qualifications, quality control, record maintenance and/or proficiency testing. State laws also may require detailed review of our scientific validations and technical procedures for tests.

Fraud and Abuse Rules. Federal anti-kickback laws and regulations prohibit making payments or furnishing other benefits to influence the referral of tests billed to Medicare, Medicaid or certain other federal or state healthcare programs. The penalties for violation of these laws and regulations may include monetary fines, criminal and civil penalties and/or suspension or exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Several states have similar laws.

In addition, federal and state anti-self-referral laws generally prohibit Medicare and Medicaid payments for clinical tests referred by physicians who have a personal investment in, or a compensation arrangement with, the testing laboratory. Some states also have similar laws that are not limited to Medicare and Medicaid referrals and could also affect investment and compensation arrangements with physicians.

FDA. The FDA has regulatory responsibility over, among other areas, instruments, test kits, reagents and other devices used by clinical laboratories to perform diagnostic testing in the United States. The FDA also regulates clinical trials (and, therefore, may conduct inspections related to testing that we perform for sponsors of those trials), drugs of abuse testing for employers, testing for blood bank purposes and testing of donors of human cells for purposes such as *in vitro* fertilization. A number of esoteric tests we develop internally are offered as laboratory-developed tests ("LDTs"). The FDA has claimed regulatory authority over all LDTs, but has exercised enforcement discretion with regard to most LDTs performed by high complexity CLIA-certified laboratories. During 2011, the FDA issued several draft guidance documents related to our business, including, among others, guidance documents regarding software applications used for handheld devices, companion diagnostics, products labeled RUO or IUO and enhancements to the 510(k) process. During 2012, the FDA plans to issue three guidance documents regarding regulation of LDTs and clinical laboratories. The first concerns how laboratories will register and list LDTs with the FDA, the second sets forth the risk-based scheme for LDT classification and the third advises laboratories how to become compliant with Quality Systems regulations. If finalized, each of these guidance documents could have a significant impact on our business. The regulatory approach adopted by the FDA may lead to an increased regulatory burden on our Company, including additional costs and delays in introducing new tests.

Our diagnostic product business is subject to regulation by the FDA, as well as by foreign governmental agencies, including countries within the European Union who have adopted the Directive on *In Vitro* Diagnostic Medical Devices ("IVDD"). These agencies enforce laws and regulations that govern the development, testing, manufacturing, labeling, advertising, marketing, distribution and post-market surveillance of diagnostic products. Prior to commercially marketing or selling most diagnostic products in the United States, we are required to secure clearance or approval from the FDA. Similarly, we may need to obtain a license or certification such as a CE mark in order to sell diagnostic products outside of the United States. Compliance with the IVDD allows us to market in Europe once we obtain a CE mark (obtainable where the manufacturer certifies that the device conforms to the regulatory and quality requirements for the device). Following the introduction of a diagnostic product into the market, the FDA and non-U.S. agencies engage in periodic inspections and reviews of the manufacturing processes and product performance. Compliance with these regulatory controls can affect the time and cost associated with the development, introduction and continued availability of new products. These agencies possess the authority to take various administrative and legal actions against us for non-compliance, such as fines, product suspensions, submission of warning letters, recalls, product seizures, injunctions and other civil and criminal sanctions. Where appropriate, voluntary compliance actions, such as voluntary recalls, may be undertaken.

Environmental, Health and Safety. We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration ("OSHA") has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials and contractually require them to comply with applicable laws and regulations.

Physicians. Many of our pathologists enter into an employment agreement. These agreements have varying terms, but generally can be terminated at any time, upon advance notice. Most of the agreements contain covenants generally limiting the activities of the pathologist within a defined geographic area for a limited period of time after termination of employment. The agreements may be subject to limitations under state law that may limit the enforceability of these covenants.

Our pathologists are required to hold a valid license to practice medicine in the jurisdiction in which they practice. If they provide inpatient services, they must become a member of the medical staff at the relevant hospital, with privileges in pathology.

Several states, including some in which our businesses are located, prohibit business corporations from engaging in the practice of medicine. In certain states, business corporations are prohibited from employing licensed healthcare professionals to provide services on behalf of the corporation; these laws vary from state to state. The manner in which licensed physicians can be organized to perform medical services may be governed by the laws of the state in which medical services are provided and by the medical boards or other entities authorized by these states to oversee the practice of medicine. In some states, anatomic pathology services are delivered through physician-owned entities that employ the practicing pathologists.

Privacy and Security of Health and Personal Information. We are required to comply with laws and regulations in the United States (at the federal and state levels) and jurisdictions outside the United States in which we conduct business, including the European Union, India and Mexico, regarding protecting the security and privacy of certain healthcare and personal information. These privacy and security laws include the federal Health Insurance Portability and Accountability Act, as amended, and the regulations thereunder (collectively, "HIPAA"). The HIPAA security regulations establish requirements for safeguarding electronic protected health information. The HIPAA privacy regulations establish comprehensive federal standards regarding the uses and disclosures of protected health information. Together, these laws and regulations establish a complex regulatory framework on a variety of subjects, provide for penalties for non-compliance, and may require a healthcare provider to notify individuals or the government if the provider discovers certain breaches of unsecured personal or a patient's protected health information. We have implemented policies and practices designed to meet applicable requirements.

Drug Testing; Controlled Substances. All U.S. laboratories that perform drug testing for certain public sector employees and employees of certain federally regulated businesses are required to be certified as meeting the detailed performance and quality standards of the Substance Abuse and Mental Health Services Administration. To obtain access to controlled substances used to perform drugs of abuse testing in the United States, laboratories must be licensed by the Drug Enforcement Administration. All of our laboratories that perform such testing or that utilize controlled substances are so certified or so licensed, respectively.

Compliance. We seek to conduct our business in compliance with all applicable laws and regulations. Many of the laws and regulations applicable to us, however, including many of those relating to billing, reimbursement of tests and relationships with physicians and hospitals, are vague or indefinite or have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations, including our pricing and/or billing practices. The applicability or interpretation of laws and regulations also may not be clear in light of emerging changes in clinical testing science and healthcare technology. Such occurrences, regardless of their outcome, could, among other things:

- increase our operating costs including, but not limited to, those costs associated with performing clinical or anatomic pathology tests or manufacturing or distributing products, and administrative requirements related to billing;
- decrease the amount of reimbursement related to testing services performed;
- damage our reputation; and/or
- adversely affect important business relationships with third parties.

If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, fines, exclusion from participation in governmental healthcare programs and the loss of various licenses, certificates and authorizations necessary to operate our business, as well as incur additional liabilities from third-party claims, all of which could have a material adverse effect on our business. Certain federal and state statutes, regulations and other laws, including the *qui tam* provisions of the federal False Claims Act, allow private individuals to bring lawsuits against healthcare companies on behalf of government payers, private payers and/or patients alleging inappropriate billing practices.

The federal or state governments may bring claims based on theories as to our current practices that we believe are lawful. The federal and state governments have substantial leverage in negotiating settlements since the amount of potential damages far exceeds the rates at which we are reimbursed, and the government has the remedy of excluding a non-compliant provider from participation in the Medicare and Medicaid programs. Reimbursement from traditional Medicare and Medicaid programs represented approximately 18% of our net revenues during 2011. We believe that, based on our experience with settlements and public announcements by various government officials, the federal and state governments continue to strengthen their enforcement efforts against healthcare fraud. In addition, legislative provisions relating to healthcare fraud and abuse provide government enforcement personnel substantially increased funding, powers, penalties and remedies to pursue suspected cases of fraud and abuse.

We have a long-standing and well-established compliance program. The Quality, Safety & Compliance Committee of our Board of Directors oversees our compliance program and requires periodic management reports regarding our compliance program. Our program includes detailed policies and procedures and training programs intended to ensure the strict implementation and observance of all applicable laws, regulations and Company policies. Further, we conduct in-depth reviews of procedures and facilities to assure regulatory compliance throughout our operations. We conduct annual training of our employees on these compliance policies and procedures.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information regarding the public reference room. The SEC maintains an internet site that contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including Quest Diagnostics) file electronically with the SEC. Our electronic SEC filings are available to the public at the SEC's internet site, www.sec.gov.

Our internet site is www.QuestDiagnostics.com. You can access Quest Diagnostics' Investor Relations webpage at www.QuestDiagnostics.com/investor. The information on our website is not incorporated by reference into this Report. We make available free of charge, on or through our Investor Relations webpage, our proxy statements, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practical after such material is filed with, or furnished to, the SEC. We also make available, through our Investor Relations webpage, statements of beneficial ownership of our equity securities filed by our directors, officers, 10% or greater shareholders and others under Section 16 of the Exchange Act.

We have a corporate governance webpage. You can access information regarding our corporate governance at www.QuestDiagnostics.com/governance. We post the following on our corporate governance webpage:

- Directors
- Management
- Code of Business Ethics
- Integrity Commitment
- Values
- Corporate Governance Guidelines
- Charters for the following committees of our Board of Directors: Audit and Finance; Compensation; Executive; Governance; and Quality, Safety and Compliance
- Certificate of Incorporation
- Bylaws

EXECUTIVE OFFICERS OF THE COMPANY

The following persons serve as executive officers of the Company.

Surya N. Mohapatra, Ph.D. (62) is Chairman of the Board, President and Chief Executive Officer. Prior to joining the Company in February 1999 as Senior Vice President and Chief Operating Officer, he was Senior Vice President of Picker International, a worldwide leader in advanced medical imaging technologies. Dr. Mohapatra was appointed President and Chief Operating Officer in June 1999, Chief Executive Officer in May 2004 and Chairman of the Board in December 2004. He is a director of Xylem Inc., a trustee of The Rockefeller University and a member of the Corporate Advisory Board of Johns Hopkins Carey Business School. Dr. Mohapatra was a director of ITT Corporation from 2008 to October 2011. He has been a director of the Company since 2002.

Jon R. Cohen, M.D. (57) is Senior Vice President, Hospital Services and Chief Medical Officer. Dr. Cohen joined the company in March 2009 and served as Chief Medical Officer until May 2011, when he also assumed responsibility for Hospital Services. He served as the Senior Advisor to New York Governor David Patterson from 2008 to 2009, where he was responsible for all policy and strategic planning. From 2007 to 2008, Dr. Cohen was a managing director, health industries advisory services at PricewaterhouseCoopers LLP. Prior to that, he spent 21 years with North Shore-Long Island Jewish Health System, one of the nation's largest not-for-profit health systems, including serving as its Chief Medical Officer from 2000 to 2006.

Catherine T. Doherty (49) is Senior Vice President, Physician Services Business. She joined the Company in 1990 and from 2008 through May 2011 served as the Vice President, Hospital Services. Prior to 2008, Ms. Doherty held a variety of positions of increasing responsibility, including Vice President, Office of the Chairman; Vice President, Finance and Administration for the Hospital business; Vice President, Investor Relations; and Chief Accounting Officer.

Robert A. Hagemann (55) is Senior Vice President and Chief Financial Officer. He joined Corning Life Sciences, Inc. in 1992, where he held a variety of senior financial positions before being named Vice President and Corporate Controller of the Company in 1996. Mr. Hagemann has served as Chief Financial Officer since August 1998. He is a director of Zimmer Holdings, Inc.

Joan E. Miller, Ph.D. (57) is Senior Vice President, Pathology and Neurology. Dr. Miller joined Corning Life Sciences, Inc. in 1992 and since has held positions of increasing responsibility. Dr. Miller was named Senior Managing Director, Nichols Institute in 2002 and Vice President, Hospital Business in 2003. From June 2007 until May 2011, Dr. Miller had responsibility for the Company's Hospital Services, including its esoteric testing facilities, and its anatomic pathology testing services. Beginning in May 2011, she has had responsibility for anatomic pathology and neurology testing services.

Kathy Ordoñez (61) is Senior Vice President, Discovery and Development for Quest Diagnostics, and President, Celera. Ms. Ordoñez is responsible for managing the Company's innovation pipeline and diagnostics products businesses. In her role as President of Celera, she is responsible for leading Celera, including Berkeley HeartLab, and driving its focus on personalizing disease management through diagnostic products and services. Ms. Ordoñez joined Quest Diagnostics with its acquisition of Celera in May 2011. She served as Chief Executive Officer of Celera and was a founder of Celera Diagnostics. Prior to joining Celera's parent company, Applera, in December 2000, Ms. Ordoñez held a number of senior positions over a 15-year period with Hoffmann La-Roche. She oversaw the formation of Roche Molecular Systems, serving as President and Chief Executive Officer, and led the application of polymerase chain reaction technology to the diagnostic, research and forensic fields.

Michael E. Prevoznik (50) is Senior Vice President and General Counsel. Mr. Prevoznik joined the Company as Vice President and General Counsel in August 1999. Since April 2011, in addition to serving as General Counsel, Mr. Prevoznik has had management responsibility for the Company's international and clinical trials activities. In 2003, he assumed responsibility for governmental affairs. Prior to joining the Company, Mr. Prevoznik served in positions of increasing responsibility within the compliance organization at SmithKline Beecham, most recently as Vice President, Compliance, with responsibility for coordinating all SmithKline Beecham compliance activities worldwide.

Item 1A. Risk Factors

You should carefully consider all of the information set forth in this Report, including the following risk factors, before deciding to invest in any of our securities. The risks below are not the only ones that we face. Additional risks not presently known to us, or that we presently deem immaterial, may also negatively impact us. Our business, financial condition, results of operations or cash flows could be materially impacted by any of these factors.

This Report also includes forward-looking statements that involve risks or uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below and elsewhere. See "Cautionary Factors that May Affect Future Results" on page 30.

Continued weakness in U.S., global, or regional economic conditions could have an adverse effect on our businesses.

The economies of the United States and other regions of the world in which we do business continue to experience significant weakness which, in the case of the U.S., has resulted in significant unemployment and reduced economic activity. Continued weakness or a further decline in economic conditions may adversely affect demand for our services and products, thus reducing our revenue. These conditions also could impair the ability of those with whom we do business to satisfy their obligations to us.

The clinical testing business is highly competitive, and if we fail to provide an appropriately priced level of service or otherwise fail to compete effectively it could have a material adverse effect on our revenues and profitability.

While there has been significant consolidation in recent years in the clinical testing business, it remains a fragmented and highly competitive industry.

We primarily compete with three types of clinical test providers: other commercial clinical laboratories, hospital-affiliated laboratories and physician-office laboratories. We also compete with anatomic pathology practices and large physician group practices. Hospitals generally maintain on-site laboratories to perform testing on their patients (inpatient or outpatient). In addition, many hospitals compete with commercial clinical laboratories for outreach (non-hospital patients) testing. Most physicians have admitting privileges or other relationships with hospitals as part of their medical practice and hospitals may seek to leverage their relationships with community physicians and encourage the physicians to send their outreach testing to the hospital's laboratory. In addition, hospitals that own physician practices generally require the practices to refer tests to the hospital's laboratory. As a result of this affiliation between hospitals and community physicians, we compete against hospital-affiliated laboratories primarily based on quality and scope of service. Increased hospital acquisitions of physician practices enhance physician ties to hospital-affiliated laboratories and may strengthen their competitive position. Our failure to provide a broad test menu or service superior to hospital-affiliated laboratories and other laboratories could have a material adverse effect on our business.

If we fail to compete effectively, our business could be adversely affected and our revenues and profitability could be damaged.

U.S. healthcare reform legislation may result in significant changes, and our business could be adversely impacted if we fail to adapt.

Government oversight of and attention to the healthcare industry in the United States is significant and increasing. In March 2010, U.S. federal legislation was enacted to reform healthcare. The legislation provides for reductions in the Medicare clinical laboratory fee schedule of 1.75% for five years beginning in 2011 and also includes a productivity adjustment that reduces the CPI market basket update beginning in 2011. The legislation imposes an excise tax on the seller for the sale of certain medical devices in the United States, including those purchased and used by laboratories, beginning in 2013. The legislation establishes the Independent Payment Advisory Board, which will be responsible, beginning in 2014, annually to submit proposals aimed at reducing Medicare cost growth while preserving quality. These proposals automatically will be implemented unless Congress enacts alternative proposals that achieve the same savings targets. Further, the legislation calls for a Center for Medicare and Medicaid Innovation that will examine alternative payment methodologies and conduct demonstration programs. The legislation provides for extensive health insurance reforms, including the elimination of pre-existing condition exclusions and other limitations on coverage, fixed percentages on medical loss ratios, expansion in Medicaid and other programs, employer mandates, individual mandates, creation of state and regional health insurance exchanges, and tax subsidies for individuals to help cover the cost of individual insurance coverage. The legislation also permits the establishment of accountable care organizations, a new healthcare delivery model. While the ultimate impact of the legislation on the healthcare industry is unknown, it is likely to be extensive and may result in significant change. Our failure to adapt to these changes could have a material adverse effect on our business.

Our business could be negatively affected if we are unable to continue to improve our efficiency.

Government payers and healthcare insurers have taken steps to control the utilization and reimbursement of healthcare services, including clinical testing services; such steps may continue. If we are unable to continue to improve our efficiency to enable us to mitigate the impact on our profitability of these activities, our business could be negatively affected.

Our business could be adversely impacted by the FDA's approach to regulation.

During 2011, the FDA issued several draft guidance documents related to our business, including, among others, guidance documents regarding software applications used for handheld devices, companion diagnostics, products labeled RUO and IUO and enhancements to the 510(k) process.

Laboratories use analyte specific reagents ("ASRs") in some LDTs. Under current FDA guidance, manufacturers of certain products marketed as ASRs must comply with FDA regulations in order to be marketed in the United States. In its draft guidance on RUO and IUO labeled products, the FDA proposes to increase its scrutiny of reagents, kits, instruments and software labeled RUO and IUO, and threatened to take regulatory action against manufacturers who know or should know that laboratories are using them in clinical diagnostics testing.

During 2012, the FDA plans to issue three guidance documents regarding regulation of LDTs and clinical laboratories. The first concerns how laboratories will register and list LDTs with the FDA, the second sets forth the risk-based scheme for LDT classification and the third advises laboratories how to become compliant with Quality Systems regulations.

If finalized, each of the FDA's guidance documents could have a significant impact on our business. For example, the proposed guidance regarding RUO and IUO labeled products could result in increased product cost, a delay in obtaining needed supplies, or, if a manufacturer withdraws its products from the market, an inability to obtain the supplies. The FDA's guidance documents may hinder our ability to develop and market new products or services or cause an increase in the cost of our products or services. They also may hinder our ability to perform tests. These matters could have a material adverse effect on our business and our consolidated financial condition, results of operations and cash flows.

Government payers, such as Medicare and Medicaid, have taken steps to control the utilization and reimbursement of healthcare services, including clinical test services.

We face efforts by government payers to reduce utilization and reimbursement for clinical testing services.

From time to time, Congress has legislated reductions in, or frozen updates to, the Medicare Clinical Laboratory Fee Schedule. In addition, CMS has adopted policies limiting or excluding coverage for clinical tests that we perform. We also provide physician services which are reimbursed by Medicare under a physician fee schedule, which is subject to adjustment on an annual basis. CMS changes add to our costs by increasing complexity and administrative requirements for billing. Medicaid reimbursement varies by state and is subject to administrative and billing requirements and budget pressures. The 2010 federal healthcare reform legislation includes further provisions that are designed to control utilization and payment levels.

In addition, over the last several years, the federal government has continued to expand its contracts with private health insurance plans for Medicare beneficiaries, called "Medicare Advantage" programs, and has encouraged such beneficiaries to switch from the traditional programs to the private programs. There has been continued growth of health insurance plans offering Medicare Advantage programs, and of beneficiary enrollment in these programs. Also in recent years, states have increasingly mandated that Medicaid beneficiaries enroll in private managed care arrangements. The 2010 federal healthcare reform legislation is intended to control the growth of Medicare Advantage programs, encourage beneficiaries to switch back to traditional Medicare programs and expand the eligibility for traditional Medicaid programs. Recently, state budget pressures have encouraged states to consider several courses that may impact our business, such as delaying payments, reducing reimbursement, restricting coverage eligibility, service coverage restrictions and imposing taxes on our services.

From time to time, the federal government has considered whether competitive bidding can be used to provide clinical testing services for Medicare beneficiaries at attractive rates while maintaining quality and access to care. If competitive bidding were implemented on a regional or national basis for clinical testing, it could materially adversely affect us. During 2011, Congress considered several cost-saving initiatives as part of its deficit reduction discussions. These initiatives included coinsurance for clinical laboratory services, co-payments for clinical laboratory tests and further laboratory fee schedule reductions. If any of these initiatives were implemented, it could materially affect us.

The American Medical Association CPT® Editorial Panel is continuing its process of establishing analyte specific billing codes to replace codes that describe procedures used in performing molecular tests. The 2012 CPT manual adopts approximately 100 of such codes and, it is anticipated that such codes will eventually cover hundreds of molecular tests. While CMS has deferred adoption of the new molecular codes until 2013, a handful of commercial health plans are implementing them. The adoption of analyte specific codes will allow payors to better determine tests being performed. This could lead to limited coverage decisions or payment denials. Further, payment levels for the new codes or even the methodology for determining how payment will be determined remains unresolved. If reimbursement levels for the new codes do not recognize the value of the molecular genetic tests we perform, our revenues and earnings could be adversely impacted.

We expect efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical test services will continue. These efforts, including changes in law or regulations, may have a material adverse impact on our business.

Healthcare plans have taken steps to control the utilization and reimbursement of healthcare services, including clinical test services.

We also face efforts by non-governmental third party payers, including healthcare plans, to reduce utilization and reimbursement for clinical testing services.

The healthcare industry has experienced a trend of consolidation among healthcare insurance plans, resulting in fewer but larger insurance plans with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical testing providers. These healthcare plans, and independent physician associations, may demand that clinical testing providers accept discounted fee structures or assume all or a portion of the financial risk associated with providing testing services to their members through capitated payment arrangements. In addition, some healthcare plans have been willing to limit the PPO or POS laboratory network to only a single national laboratory to obtain improved fee-for-service pricing. Some healthcare plans also are considering steps such as requiring preauthorization of testing. There are also an increasing number of patients enrolling in consumer driven products and high deductible plans that involve greater patient cost-sharing.

The increased consolidation among healthcare plans also has increased the potential adverse impact of ceasing to be a contracted provider with any such insurer. The 2010 federal healthcare reform legislation includes provisions, including ones regarding the creation of healthcare exchanges, that may encourage healthcare insurance plans to increase exclusive contracting.

We expect continuing efforts to reduce reimbursements, to impose more stringent cost controls and to reduce utilization of clinical test services. These efforts, including future changes in third-party payer rules, practices and policies, or ceasing to be a contracted provider to a healthcare plan, may have a material adverse effect on our business.

Business development activities are inherently risky, and integrating our operations with businesses we acquire may be difficult and, if unsuccessfully executed, may have a material adverse effect on our business.

We plan selectively to enhance our business from time to time through business development activities, such as strategic acquisitions, licensing, investments and alliances. However, these plans are subject to the availability of appropriate opportunities and competition from other companies seeking similar opportunities. Moreover, the success of any such effort may be affected by a number of factors, including our ability to properly assess and value the potential business opportunity, and to integrate it into our business. The success of our strategic alliances depends not only on our contributions and capabilities, but also on the property, resources, efforts and skills contributed by our strategic partners. Further, disputes may arise with strategic partners, due to conflicting priorities or conflicts of interests.

Each acquisition involves the integration of a separate company that was previously operated independently and has different systems, processes, policies and cultures. Integration of acquisitions involves a number of risks including the diversion of management's attention to the assimilation of the operations of businesses we have acquired, difficulties in the integration of operations and systems and the realization of potential operating synergies, the assimilation and retention of the personnel of the acquired companies, challenges in retaining the customers of the combined businesses, and potential adverse effects on operating results. The process of combining companies may be disruptive to our businesses and may cause an interruption of, or a loss of momentum in, such businesses as a result of the following difficulties, among others:

- loss of key customers or employees;
- difficulty in standardizing information and other systems;
- difficulty in consolidating facilities and infrastructure;
- failure to maintain the quality or timeliness of services that our Company has historically provided;
- diversion of management's attention from the day-to-day business of our Company as a result of the need to deal with the foregoing disruptions and difficulties; and
- the added costs of dealing with such disruptions.

If we are unable successfully to integrate strategic acquisitions in a timely manner, our business and our growth strategies could be negatively affected. Even if we are able to successfully complete the integration of the operations of other companies or businesses we may acquire in the future, we may not be able to realize all or any of the benefits that we expect to result from such integration, either in monetary terms or in a timely manner.

We are subject to numerous legal and regulatory requirements governing our activities, and we may face substantial fines and penalties, and our business activities may be impacted, if we fail to comply.

Our business is subject to or impacted by extensive and frequently changing laws and regulations in the United States (including at both the federal and state levels) and the other jurisdictions in which we engage in business. While we seek to conduct our business in compliance with all applicable laws, many of the laws and regulations applicable to us are vague or indefinite and have not been interpreted by the courts, including many of those relating to:

- billing and reimbursement of clinical tests;
- certification or licensure of clinical laboratories;
- the anti-self-referral and anti-kickback laws and regulations;
- the laws and regulations administered by the U.S. Food and Drug Administration;
- the corporate practice of medicine;
- operational, personnel and quality requirements intended to ensure that clinical testing services are accurate, reliable and timely;
- physician fee splitting;
- relationships with physicians and hospitals;
- safety and health of laboratory employees; and
- handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials.

These laws and regulations may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations, including our pricing and/or billing practices. We may not be able to maintain, renew or secure required permits, licenses or any other regulatory approvals needed to operate our business or commercialize our products. If we fail to comply with applicable laws and regulations, or if we fail to maintain, renew or obtain necessary permits, licenses and approvals, we could suffer civil and criminal penalties, fines, exclusion from participation in governmental healthcare programs and the loss of various licenses, certificates and authorizations necessary to operate our business, as well as incur additional liabilities from third party claims. If any of the foregoing were to occur, our reputation could be damaged, important business relationships with third parties could be adversely affected and it could have a material adverse effect on our business.

We regularly receive requests for information, and occasionally subpoenas, from governmental authorities. We also are subject from time to time to qui tam claims brought by former employees or other "whistleblowers." The federal and state governments continue to strengthen their position and scrutiny over healthcare fraud. In addition, legislative provisions relating to healthcare fraud and abuse provide federal and state enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. The government has substantial leverage in negotiating settlements since the amount of potential damages far exceeds the rates at which we are reimbursed for our products and services, and the government has the remedy of excluding a non-compliant provider from participation in the Medicare and Medicaid programs. Regardless of merit or eventual outcome, these types of investigations and related litigation can result in:

- diversion of management time and attention;
- expenditure of large amounts of cash on legal fees, costs and payment of damages;
- limitations on our ability to continue some of our operations;
- enforcement actions, fines and penalties or the assertion of private litigation claims and damages;
- decreased demand for our services and products; and/or
- injury to our reputation.

Although we believe that we are in compliance, in all material respects, with applicable laws and regulations, there can be no assurance that a regulatory agency or tribunal would not reach a different conclusion. Any noncompliance by us with applicable laws and regulations could have a material adverse effect on our results of operations. Moreover, even when an investigation is resolved favorably, the process may be time-consuming and the legal costs and diversion of management focus may be extensive.

We believe that, based on our experience with settlements and public announcements by various government officials, the federal and state governments continue to strengthen their enforcement efforts against healthcare fraud. In addition, legislative provisions relating to healthcare fraud and abuse provide government enforcement personnel substantially increased funding, powers, penalties and remedies to pursue suspected cases of fraud and abuse.

Changes in applicable laws and regulations may result in existing practices becoming more restricted, or subject our existing or proposed services and products to additional costs, delay, modification, withdrawal or reconsideration. Such changes could require us to modify our business objectives and could have a material adverse effect on our business.

Failure to timely or accurately bill for our services could have a material adverse effect on our business.

Billing for clinical testing services is extremely complicated and is subject to extensive and non-uniform rules and administrative requirements. Depending on the billing arrangement and applicable law, we bill various payers, such as patients, insurance companies, Medicare, Medicaid, physicians, hospitals and employer groups. Changes in laws and regulations could increase the complexity and cost of our billing process. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further cost and complexity to the billing process. Further, our billing systems require significant technology investment and, as a result of marketplace demands, we need to continually invest in our billing systems.

Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable and bad debt expense. We believe that much of our bad debt expense in recent years is attributable to the lack of, or inaccurate, billing information. Failure to timely or correctly bill may lead to our not being reimbursed for our services or an increase in the aging of our accounts receivable, which could adversely affect our results of operations and cash flows. Failure to comply with applicable laws relating to billing government healthcare programs could lead to various penalties, including: (1) exclusion from participation in Medicare/Medicaid programs; (2) asset forfeitures; (3) civil and criminal fines and penalties; and (4) the loss of various licenses, certificates and authorizations necessary to operate our business, any of which could have a material adverse effect on our results of operations or cash flows.

Failure in our information technology systems, including failures resulting from our systems conversions, could disrupt our operations and cause the loss of confidential information, customers and business opportunities.

Information technology ("IT") systems are used extensively in virtually all aspects of our business, including clinical testing, test reporting, billing, customer service, logistics and management of medical data. Our success depends, in part, on the continued and uninterrupted performance of our IT systems. IT systems may be vulnerable to damage, disruptions and shutdown from a variety of sources, including telecommunications or network failures, human acts and natural disasters. Moreover, despite the security measures we have implemented, our IT systems may be subject to physical or electronic intrusions, computer viruses, unauthorized tampering and similar disruptive problems. We have taken precautionary measures to prevent unanticipated problems that could affect our IT systems. Nevertheless, we may experience damages to our systems, system failures and interruptions and unauthorized disclosure of confidential information, and our data could be compromised.

In addition, we are in the process of implementing standard laboratory information and billing systems, which we expect will take several years to complete. Failure to properly implement this standardization process could materially adversely affect our business. During system conversions of this type, workflow is re-engineered to take advantage of best practices and enhanced system capabilities, which may cause temporary disruptions in service. In addition, the implementation process, including the transfer of databases and master files to new data centers, presents significant conversion risks that need to be managed carefully.

If we experience systems problems, including with our implementation of standard laboratory or billing systems, they may interrupt our ability to operate. For example, the problems may impact our ability to process test orders, deliver test results or perform or bill for tests in a timely manner.

If we experience systems problems, or if we experience unauthorized disclosure of confidential information, it could adversely affect our reputation, result in a loss of customers and revenues and cause us to suffer financial damage, including significant costs to alleviate or eliminate the problem.

Failure to develop, or acquire licenses for, new tests, technology and services, could negatively impact our testing volume and revenues.

The diagnostics testing industry is faced with changing technology and new product introductions. Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business or increase our costs. In addition, they could introduce new tests that may result in a decrease in the demand for our tests or cause us to reduce the prices of our tests. Our success in continuing to introduce new tests, technology and services will depend, in part, on our ability to license new and improved technologies on favorable terms. We may be unable to develop or introduce new tests. We also may be unable to continue to negotiate acceptable licensing arrangements, and arrangements that we do conclude may not yield commercially successful diagnostic tests. If we are unable to license these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to develop and introduce, or license, new tests, technology and services to expand our esoteric testing business, our testing methods may become outdated when compared with our competition and our testing volume and revenue may be materially and adversely affected.

We may be unable to obtain, maintain or enforce our intellectual property rights and may be subject to intellectual property litigation that could adversely impact our business.

We may be unable to obtain or maintain adequate patent or other proprietary rights for our products and services or to successfully enforce our proprietary rights. In addition, we may be subject to intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

- cease developing, performing or selling products or services that incorporate the challenged intellectual property;
- obtain and pay for licenses from the holder of the infringed intellectual property right;
- redesign or reengineer our tests;
- change our business processes; or
- pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful.

The development of new, more cost-effective tests that can be performed by our customers or by patients, or the internalization of testing by hospitals or physicians, could negatively impact our testing volume and revenues.

Advances in technology may lead to the development of more cost-effective tests that can be performed outside of a commercial clinical laboratory such as (1) point-of-care tests that can be performed by physicians in their offices, (2) esoteric tests that can be performed by hospitals in their own laboratories or (3) home testing that can be performed by patients in their homes or by physicians in their offices. Although physicians operating in-office laboratories incur additional costs for CLIA compliance, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing to physicians point-of-care test equipment and test kits that require minimal regulatory oversight. Further, diagnostic tests approved or cleared by the FDA for home use are automatically deemed to be "waived" tests under CLIA and may be performed by patients in their homes; test kit manufacturers could seek to increase sales to patients of such test kits. Development of such technology and its use by our customers would reduce the demand for our laboratory-based testing services and negatively impact our revenues.

Some traditional customers for anatomic pathology services have added in-office histology labs or have retained pathologists to read cases on site, thus allowing them to bill for services previously referred to outside pathology service providers, such as the Company. These customers include specialty physicians that generate biopsies through surgical procedures, such as dermatologists, gastroenterologists, urologists and oncologists. If our customers continue to internalize tests that we currently perform, the demand for our testing services may be reduced and our revenues may be materially adversely impacted.

Our outstanding debt may impair our financial and operating flexibility.

As of December 31, 2011, we had approximately $4.0 billion of debt outstanding. Except for operating leases, we do not have any off-balance sheet financing arrangements in place or available. Our debt agreements contain various restrictive covenants. These restrictions could limit our ability to use operating cash flow in other areas of our business because we must use a portion of these funds to make principal and interest payments on our debt. We have obtained ratings on our debt from Standard and Poor's, Moody's Investor Services and Fitch Ratings. There can be no assurance that any rating so assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in that rating agency's judgment future circumstances relating to the basis of the rating, such as adverse changes in our Company or our industry, so warrant. If such ratings are lowered, the borrowing costs on our senior unsecured revolving credit facility, secured receivables facility and term loan could increase. Changes in our credit ratings, however, do not require repayment or acceleration of any of our debt.

We or our subsidiaries may incur additional indebtedness in the future. Our ability to make principal and interest payments will depend on our ability to generate cash in the future. If we incur additional debt, a greater portion of our cash flows may be needed to satisfy our debt service obligations and if we do not generate sufficient cash to meet our debt service requirements, we may need to seek additional financing. In that case, it may be more difficult, or we may be unable, to obtain financing on terms that are acceptable to us. As a result, we would be more vulnerable to general adverse economic, industry and capital markets conditions as well as the other risks associated with indebtedness.

Our ability to attract and retain qualified employees, including a qualified new Chief Executive Officer, is critical to the success of our business and the failure to do so may materially adversely affect our performance.

Our people are a critical resource. The supply of qualified personnel may be limited and competition for qualified employees is strong. If we were to lose, or to fail to attract and retain, key management personnel, including a qualified new Chief Executive Officer or qualified skilled technical or professional employees at our clinical laboratories, research centers or manufacturing facilities, our earnings and revenues could be adversely affected. In addition, if we were to lose, or to fail to attract and retain, skilled pathologists, particularly those with subspecialties, with positive relationships with their respective local medical communities, our earnings and revenues could be adversely affected.

Failure to establish, and perform to, appropriate quality standards to assure that the highest level of quality is observed in the performance of our testing services and in the design, manufacture and marketing of our products could adversely affect the results of our operations and adversely impact our reputation.

The provision of clinical testing services, including anatomic pathology services, and related services, and the design, manufacture and marketing of diagnostic products involve certain inherent risks. The services that we provide and the products that we design, manufacture and market are intended to provide information for healthcare providers in providing patient care. Therefore, users of our services and products may have a greater sensitivity to errors than the users of services or products that are intended for other purposes.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals.

Similarly, negligence in performing our services can lead to injury or other adverse events. We may be sued under physician liability or other liability law for acts or omissions by our pathologists, laboratory personnel and hospital employees who are under the supervision of our hospital-based pathologists. We are subject to the attendant risk of substantial damages awards and risk to our reputation.

The failure of our IT systems to keep pace with technological advances may significantly reduce our revenues or increase our expenses.

Public and private initiatives to create healthcare information technology ("HCIT") standards and to mandate standardized clinical coding systems for the electronic exchange of clinical information, including test orders and test results, could require costly modifications to our existing HCIT systems. While we do not expect HCIT standards to be adopted or implemented without adequate time to comply, if we fail to adopt or delay in implementing HCIT standards, we could lose customers and business opportunities.

Our operations and reputation may be impaired if we do not comply with privacy laws or information security policies.

In our business, we generate or maintain sensitive information, such as patient data or personal information. If we do not adequately safeguard that information and it were to become available to persons or entities that should not have access to it, our business could be impaired, our reputation could suffer and we could be subject to fines, penalties and litigation.

We are subject to numerous political, legal, operational and other risks as a result of our international operations which could impact our business in many ways.

Although we conduct most of our business in the United States, our international operations increase our exposure to the inherent risks of doing business in international markets. Depending on the market, these risks include, without limitation:

- changes in the local economic environment;
- political instability;
- social changes;
- intellectual property legal protections and remedies;
- trade regulations;
- procedures and actions affecting approval, production, pricing, reimbursement and marketing of products and services;
- exchange controls;
- export controls;
- weak legal systems which may affect our ability to enforce contractual rights;
- changes in local laws or regulations; and
- potentially longer payment and collection cycles.

International operations also require us to devote significant management resources to implement our controls and systems in new markets, to comply with the U.S. Foreign Corrupt Practices Act and similar anti-corruption laws in non-U.S. jurisdictions and to overcome challenges based on differing languages and cultures.

If we do not successfully navigate these risks, our financial condition or results of operations could be materially adversely affected.

Our medical diagnostic products business is subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant diagnostics products.

Our medical diagnostic products are subject to extensive regulation by numerous governmental authorities in the United States, including the FDA, and by regulatory authorities outside the United States, including the European Commission. The process of obtaining regulatory clearance or approval to market a medical diagnostic product can be costly and time-consuming, and clearance or approval for future products is never certain. Securing regulatory clearance or approval of additional indications or uses of existing products is not predictable. Delays in the receipt of, or failure to obtain clearance or approval for, future products, or new indications or uses, could result in delayed realization of product revenues and in substantial additional costs.

In addition, no assurance can be given that we will remain in compliance with applicable regulations once clearance or approval has been obtained for a product. These requirements include, among other things, regulations regarding manufacturing practices, product labeling and advertising and postmarket reporting, including adverse event reports and field alerts due to manufacturing quality concerns. Our diagnostic product facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and other regulatory authorities. Failure to comply with applicable rules could result in, among other things, substantial modifications to our business practices and operations; refunds, recalls or seizures of our products or products of our suppliers; a total or partial shutdown of production in one or more of our facilities while we or our suppliers remedy the alleged violation; the inability timely to obtain future pre-market clearances or approvals; and withdrawals or suspensions of current products from the market. Any of these events could disrupt our business and have a material adverse effect on our reputation, revenues, profitability or financial condition.

Our efforts to develop commercially successful medical diagnostic products may not succeed.

We may commit substantial efforts, funds and other resources to developing commercially successful medical diagnostic products. A high rate of failure, or costly delay, is inherent in the development of new medical diagnostic products. There is no assurance that our efforts to develop these products will be commercially successful. Failure can occur at any point in the development process, including after significant funds have been invested.

Promising new product candidates may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals, failure to achieve market adoption, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or the infringement of intellectual property rights of others. Even if we successfully develop new products or enhancements or new generations of our existing products, they may be quickly rendered obsolete by newer products, changing customer preferences or changing industry standards. Innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third party reimbursement. We cannot state with certainty when or whether any of our medical diagnostic products under development will be launched, whether we will be able to develop, license or otherwise acquire products, or whether any diagnostic products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete.

Our operations may be adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, health pandemics, hostilities or acts of terrorism and other criminal activities.

Our operations may be adversely impacted by the effects of natural disasters such as hurricanes and earthquakes, health pandemics, hostilities or acts of terrorism or other criminal activities. Such events may result in a temporary decline in the number of patients who seek clinical testing services or in our employees' ability to perform their job duties. In addition, such events may temporarily interrupt our ability to transport specimens, to receive materials from our suppliers or otherwise to provide our services.

Our business could be adversely impacted by CMS' adoption of the new coding set for diagnoses.

CMS has adopted a new coding set for diagnosis, commonly known as ICD-10, which significantly expands the coding set for diagnoses. The new coding set is currently required to be implemented by October 1, 2013. We may be required to incur significant expense in implementing the new coding set, and if we do not adequately implement it, our business could be adversely impacted. In addition, if as a result of the new coding set physicians fail to provide appropriate codes for desired tests, we may not be reimbursed for such tests.

Our business could be adversely impacted by adoption of new coding for molecular genetic tests.

The American Medical Association CPT® Editorial Panel is continuing its process of establishing analyte specific billing codes to replace codes that describe procedures used in performing molecular tests. The 2012 CPT manual adopts approximately 100 of such codes and, it is anticipated that such codes will eventually cover hundreds of molecular tests. While CMS has deferred adoption of the new molecular codes until 2013, a handful of commercial health plans are implementing them. The adoption of analyte specific codes will allow payors to better determine tests being performed. This could lead to limited coverage decisions or payment denials. Further, payment levels for the new codes or even the methodology for determining how payment will be determined remains unresolved. If reimbursement levels for the new codes do not recognize the value of the molecular genetic tests we perform, our revenues and earnings could be adversely impacted.

Adverse results in material litigation could have an adverse financial impact and an adverse impact on our client base and reputation.

We are involved in various legal proceedings arising in the ordinary course of business including, among other things, disputes as to intellectual property, professional liability and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers regarding billing issues. Some of the proceedings against us involve claims that are substantial in amount and could divert management's attention from operations. The proceedings also may result in substantial monetary damages, as well as damage to our reputation, and decrease the demand for our services and products, all of which could have a material adverse effect on our business. We do not have insurance or are substantially self-insured for a significant portion of any liability with respect to such claims. The ultimate outcome of the various proceedings or claims could have a material adverse effect on our financial condition, results of operations or cash flows in the period in which the impact of such matters is determined or paid.

The Senate Finance Committee and the Senate Judiciary Committee are conducting an inquiry into certain alleged practices in the laboratory testing and managed care businesses.

In November 2011, we received a letter from Senator Charles E. Grassley, ranking member of the U.S. Senate Committee on the Judiciary and Senator Max Baucus, Chairman of the U.S. Senate Committee on Finance, requesting information regarding certain alleged practices in the laboratory testing and managed care businesses. A similar letter was sent to other companies that sponsor managed care organizations or which are engaged in the laboratory testing business. The Company is cooperating with the request. The Company is unable to predict the timing or outcome of this inquiry, or its impact on our business. Similar inquiries may be made by other governmental authorities regarding this or other topics. We may experience negative publicity with respect to these matters.

Such inquiries may result in a finding of failure to comply with laws or regulations, changes in laws or regulations, the commencement of civil or criminal proceedings, substantial fines, penalties or administrative remedies, including the loss of the right to participate in the Medicare and Medicaid programs, or the imposition of additional and costly compliance obligations. If the inquiries continue over a long period of time, they could divert the attention of management from the day-to-day operations of our business and impose significant administrative burdens on our Company.

These matters could have a material adverse effect on our business and our consolidated financial condition, results of operations and cash flows.

Our operations may be adversely impacted by the effect of trends in utilization of the U.S. healthcare system.

Our operations may be adversely impacted by the effects of trends in the utilization of the healthcare system in the United States. Trends in the utilization of the U.S. healthcare system can be influenced by such factors as the unemployment rate, under-employed workers and decisions to delay medical care. Declining utilization of the U.S. healthcare system may result in a decline in the number of patients who seek clinical testing services. These matters could have a material adverse effect on our business and our consolidated financial condition, results of operations and cash flows.

If we fail to comply with the requirements of our Corporate Integrity Agreement, we could be subject to suspension or termination from participation in federal healthcare programs and substantial monetary penalties.

As part of a settlement with the U.S. Department of Justice and other federal government agencies, in April 2009 we entered into a five-year Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General. If we fail to comply with our obligations under the Corporate Integrity Agreement, we could be suspended or terminated from participating in certain federal healthcare programs and subject to substantial monetary penalties.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Some statements and disclosures in this document are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "estimate", "anticipate", "plan" or "continue." These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. The following important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements:

(a) Heightened competition from commercial clinical testing companies, and from hospitals with respect to testing for non-patients and from physicians.

(b) Increased pricing pressure from customers and payers.

(c) A continued weakness in economic conditions.

(d) Impact of changes in payer mix, including any shift from fee-for-service to discounted or capitated fee arrangements.

(e) Adverse actions by government or other third-party payers, including healthcare reform that focuses on reducing healthcare costs but does not recognize the value and importance to healthcare of diagnostic testing, unilateral reduction of fee schedules payable to us, competitive bidding, and an increase in the practice of negotiating for exclusive arrangements that involve aggressively priced capitated or fee-for-service payments by health insurers or other payers.

(f) The impact upon our testing volume and collected revenue or general or administrative expenses resulting from our compliance with Medicare and Medicaid administrative policies and requirements of third party payers. These include:

(1) the requirements of Medicare carriers to provide diagnosis codes for many commonly ordered tests (and the transition to a new coding set) and the possibility that third party payers will increasingly adopt similar requirements;

(2) continued inconsistent practices among the different local carriers administering Medicare;

(3) inability to obtain from patients a valid advance beneficiary notice form for tests that cannot be billed without prior receipt of the form;

(4) increased challenges in operating as a non-contracted provider with respect to health plans;

(5) the impact of additional or expanded limited coverage policies and limits on the allowable number of test units; and

(6) the impact of increased prior authorization programs for clinical testing.

(g) Adverse results from pending or future government investigations, lawsuits or private actions. These include, in particular, monetary damages, loss or suspension of licenses, and/or suspension or exclusion from the Medicare and Medicaid programs and/or criminal penalties.

(h) Failure to efficiently integrate acquired businesses and to manage the costs related to any such integration, or to retain key technical, professional or management personnel.

(i) Denial, suspension or revocation of CLIA certification or other licenses for any of our clinical laboratories under the CLIA standards, revocation or suspension of the right to bill the Medicare and Medicaid programs or other adverse regulatory actions by federal, state and local agencies.

(j) Changes in federal, state or local laws or regulations, including changes that result in new or increased federal or state regulation of commercial clinical laboratories, tests developed by commercial clinical laboratories or other products or services that we offer or activities in which we are engaged, including regulation by the FDA.

(k) Inability to achieve expected benefits from our acquisitions of other businesses.

(l) Inability to achieve additional benefits from our Six Sigma and efficiency initiatives.

(m) Adverse publicity and news coverage about the clinical testing industry or us.

(n) Computer or other IT system failures that affect our ability to perform tests, report test results or properly bill customers, or result in the disclosure of confidential information, including potential failures resulting from the standardization of our IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters.

(o) Development of technologies that substantially alter the practice of clinical test medicine, including technology changes that lead to the development of more cost-effective tests such as (1) point-of-care tests that can be performed by physicians in their offices, (2) esoteric tests that can be performed by hospitals in their own laboratories or (3) home testing that can be carried out without requiring the services of clinical laboratories.

(p) Negative developments regarding intellectual property and other property rights that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business. These include:

(1) Issuance of patents or other property rights to our competitors or others; and

(2) Inability to obtain or maintain adequate patent or other proprietary rights for our products and services or to successfully enforce our proprietary rights.

(q) Development of tests by our competitors or others which we may not be able to license, or usage of our technology or similar technologies or our trade secrets by competitors, any of which could negatively affect our competitive position.

(r) Regulatory delay or inability to commercialize newly developed or licensed products, tests or technologies or to obtain appropriate reimbursements for such tests.

(s) Impact of any national healthcare information network or the adoption of standards for health information technology interoperability that are incompatible with existing software and hardware infrastructure requiring widespread replacement of systems and/or software.

(t) Inability to promptly or properly bill for our services or to obtain appropriate payments for services that we do bill.

(u) Changes in interest rates and changes in our credit ratings from Standard & Poor's, Moody's Investor Services or Fitch Ratings causing an unfavorable impact on our cost of and access to capital.

(v) Inability to hire and retain qualified personnel or the loss of the services of one or more of our key senior management personnel, including failing to replace our Chief Executive Officer before he terminates employment.

(w) Terrorist and other criminal activities, hurricanes, earthquakes or other natural disasters, and health pandemics, which could affect our customers, transportation or systems, or our facilities, and for which insurance may not adequately reimburse us.

(x) Difficulties and uncertainties in the discovery, development, regulatory environment and/or marketing of new products or new uses of existing products.

(y) Failure to comply with the requirements of our Corporate Integrity Agreement that could subject us to suspension or termination from participation in federal healthcare programs and substantial monetary penalties.

(z) Failure to adapt to changes in the healthcare system and healthcare delivery stemming from the 2010 federal healthcare reform legislation.

(aa) Results and consequences of governmental inquiries.

(bb) Trends in utilization of the healthcare system.

Item 1B. Unresolved Staff Comments

There are no unresolved SEC comments that require disclosure.

Item 2. Properties

Our executive offices are located in Madison, New Jersey. We maintain clinical testing laboratories in major metropolitan areas and elsewhere throughout the continental United States; in several instances a joint venture of which we are a partner maintains the laboratory. We also maintain offices, data centers, billing centers, call centers, an assembly center, distribution centers, patient service centers and a clinical trials testing laboratory at locations throughout the United States. In addition, we maintain offices, manufacturing facilities, patient service centers and clinical laboratories in locations outside the United States, including in Sweden, Puerto Rico, Mexico, the United Kingdom, India, Ireland and Australia. Our properties that are not owned are leased on terms and for durations that are reflective of commercial standards in the communities where these properties are located. We believe that, in general, our facilities are suitable and adequate for our current and anticipated future levels of operation and are adequately maintained. We believe that if we were unable to renew a lease on any of our facilities, we could find alternative space at competitive market rates and relocate our operations to such new location without material disruption to our business. Several of our principal facilities are highlighted below.

Location	Leased or Owned
Cypress, California (laboratory)	Leased
West Hills, California (laboratory)	Leased
San Juan Capistrano, California (laboratory)	Owned
Tampa, Florida (laboratory)	Owned
Atlanta, Georgia (laboratory)	Owned
Chicago, Illinois (2) (laboratories)	One owned, one leased
Baltimore, Maryland (laboratory)	Owned
Teterboro, New Jersey (laboratory)	Owned
Philadelphia, Pennsylvania (laboratory)	Leased
Norristown, Pennsylvania (offices)	Leased
Dallas, Texas (laboratory)	Leased
Chantilly, Virginia (laboratory)	Leased

Item 3. Legal Proceedings

In addition to the matters described below, in the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a provider of diagnostic testing, information and services. These legal actions may include lawsuits alleging negligence or other similar legal claims. These actions could involve claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages, and could have an adverse impact on our client base and reputation.

We are also involved, from time to time, in other reviews, investigations and proceedings by governmental agencies regarding our business, including, among other matters, operational matters, which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The number of these reviews, investigations and proceedings has increased in recent years with regard to many firms in the healthcare services industry, including our Company.

Legal Matters

The Company is involved in various legal proceedings. Some of the proceedings against the Company involve claims that could be substantial in amount.

In November 2009, the U.S. District Court for the Southern District of New York partially unsealed a civil complaint, U.S. ex rel. Fair Laboratory Practices Associates v. Quest Diagnostics Incorporated, filed against the Company under the whistleblower provisions of the federal False Claims Act. The complaint alleged, among other things, violations of the federal Anti-Kickback Statute and the federal False Claims Act in connection with the Company's pricing of laboratory services. The complaint seeks damages for alleged false claims associated with laboratory tests reimbursed by government payors, treble damages and civil penalties. In March 2011, the district court granted the Company's motion to dismiss the relators' complaint and disqualified the relators and their counsel from pursuing an action based on the facts alleged in the complaint; the relators filed a notice of appeal. The government was given additional time to decide whether to join the case. In July 2011, the government filed a notice declining to intervene in the action and the Court entered a final judgment in the Company's favor. The relators' appeal is pending.

In April 2010, a putative class action was filed against the Company and NID in the U.S. District Court for the Eastern District of New York on behalf of entities that allegedly purchased or paid for certain of NID's test kits. The complaint alleges that certain of NID's test kits were defective and that defendants, among other things, violated RICO and state consumer protection laws. The complaint alleges an unspecified amount of damages. The Company filed a motion to dismiss this complaint.

In August 2010, a shareholder derivative action entitled *Cornish v. Quest Diagnostics Incorporated, et al.* was filed in New Jersey state court on behalf of the Company against the directors and certain officers of the Company. The complaint alleges that the defendants breached their fiduciary duties in connection with, among other things, alleged overcharges by the Company to Medi-Cal, the California Medicaid program, for testing services, and seeks unspecified compensatory damages and equitable relief. The action was dismissed without prejudice. On July 21, 2011, the action was re-filed. In June 2011 and October 2011, two additional shareholder derivative actions were filed in New Jersey state court raising allegations similar to those in the Cornish case. The Company filed motions to dismiss each of the three complaints.

In November 2010, a putative class action entitled *Seibert v. Quest Diagnostics Incorporated, et al.* was filed against the Company and certain former officers of the Company in New Jersey state court, on behalf of the Company's sales people nationwide who were over forty years old and who either resigned or were terminated after being placed on a performance improvement plan. The complaint alleges that the defendants' conduct violates the New Jersey Law Against Discrimination ("NJLAD"), and seeks, among other things, unspecified damages. The defendants removed the complaint to the United States District Court for the District of New Jersey. The plaintiffs filed an amended complaint that adds claims under ERISA. The Company filed a motion seeking to limit the application of the NJLAD to only those members of the purported class who worked in New Jersey.

In 2010, a purported class action entitled *In re Celera Corp. Securities Litigation* was filed in the United States District Court for the Northern District of California against Celera Corporation and certain of its directors and current and former officers. An amended complaint filed in October 2010 alleges that from April 2008 through July 22, 2009, the defendants made false and misleading statements regarding Celera's business and financial results with an intent to defraud investors. The complaint was further amended in 2011 to add allegations regarding a financial restatement. The complaint seeks unspecified damages on behalf of an alleged class of purchasers of Celera's stock during the period in which the alleged misrepresentations were made.

In August 2011, the Company received a subpoena from the U.S. Attorney for the Northern District of Georgia seeking various business records, including records related to the Company's compliance program, certain marketing materials, certain product offerings, and test ordering and other policies. The Company is cooperating with the request.

In January 2012, a putative class action entitled *Beery v. Quest Diagnostics Incorporated* was filed in the United States District Court for the District of New Jersey against the Company and a subsidiary, on behalf of all female sales representatives employed by the defendants from February 17, 2010 to the present. The complaint alleges that the defendants discriminate against these female sales representatives on account of their gender, in violation of the federal civil rights and equal pay acts, and seeks, among other things, injunctive relief and monetary damages.

In September 2009, the Company received a subpoena from the Michigan Attorney General's Office seeking documents relating to the Company's pricing and billing practices as they relate to Michigan's Medicaid program. The Company cooperated with the requests. In January 2012, the State of Michigan intervened as a plaintiff in a civil lawsuit, *Michigan ex rel. Hunter Laboratories LLC v. Quest Diagnostics Incorporated, et al.*, filed in Michigan Superior Court. The suit, originally filed by a competitor laboratory, alleges that the Company overcharged Michigan's Medicaid program.

In addition, the Company and certain of its subsidiaries have received subpoenas from state agencies in three states and from the Office of the Inspector General of the U.S. Department of Health and Human Services which seek documents relating to the Company's billing practices. The Company is cooperating with the requests.

The federal or state governments may bring claims based on new theories as to the Company's practices which management believes to be in compliance with law. In addition, certain federal and state statutes, including the qui tam provisions of the federal False Claims Act, allow private individuals to bring lawsuits against healthcare companies on behalf of government or private payers. The Company is aware of certain pending individual or class action lawsuits, and has received several subpoenas, related to billing practices filed under the qui tam provisions of the Civil False Claims Act and/or other federal and state statutes, regulations or other laws. The Company understands that there may be other pending qui tam claims brought by former employees or other "whistle blowers" as to which the Company cannot determine the extent of any potential liability.

Management cannot predict the outcome of such matters. Although management does not anticipate that the ultimate outcome of such matters will have a material adverse effect on the Company's financial condition, given the high degree of judgment involved in establishing accruals for loss estimates related to these types of matters, the outcome of such matters may be material to the Company's results of operations or cash flows in the period in which the impact of such matters is determined or paid.

Reserves for Legal Matters

These matters are in different stages. Some of these matters are in their early stages. Matters may involve responding to and cooperating with various government investigations and related subpoenas. As of December 31, 2011, the Company does not believe that any losses related to the legal matters described above are probable. While the Company believes that a reasonable possibility exists that losses may have been incurred related to the legal matters described above, based on the nature and status of these matters, potential losses, if any, cannot be estimated.

Reserves for General and Professional Liability Claims

As a general matter, providers of clinical testing services may be subject to lawsuits alleging negligence or other similar legal claims. These suits could involve claims for substantial damages. Any professional liability litigation could also have an adverse impact on the Company's client base and reputation. The Company maintains various liability insurance coverages for, among other things, claims that could result from providing, or failing to provide, clinical testing services, including inaccurate testing results, and other exposures. The Company's insurance coverage limits its maximum exposure on individual claims; however, the Company is essentially self-insured for a significant portion of these claims. Reserves for such matters, including those associated with both asserted and incurred but not reported claims, are established by considering actuarially determined losses based upon the Company's historical and projected loss experience. Such reserves totaled approximately $127 million and $130 million as of December 31, 2011 and 2010, respectively. Management believes that established reserves and present insurance coverage are sufficient to cover currently estimated exposures. Management cannot predict the outcome of any claims made against the Company. Although management does not anticipate that the ultimate outcome of any such proceedings or claims will have a material adverse effect on the Company's financial condition, given the high degree of judgment involved in establishing accruals for loss estimates related to these types of matters, the outcome may be material to the Company's results of operations or cash flows in the period in which the impact of such claims is determined or paid.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "DGX." As of February 1, 2012, we had approximately 4,200 record holders of our common stock; we believe that the number of beneficial holders of our common stock exceeds the number of record holders. The following table sets forth, for the periods indicated, the high and low sales price per share as reported on the New York Stock Exchange Consolidated Tape and dividend information.

	Common Stock Market Price		Dividends Declared
	High	Low	
2010			
First Quarter	$61.72	$54.63	$0.10
Second Quarter	60.28	40.80	0.10
Third Quarter	51.11	43.38	0.10
Fourth Quarter	54.93	46.75	0.10
2011			
First Quarter	$59.11	$52.65	$0.10
Second Quarter	61.21	55.27	0.10
Third Quarter	60.80	45.77	0.10
Fourth Quarter	59.44	45.13	0.17

The common stock dividend paid in the fourth quarter of 2011 was $0.10 per share. In October 2011, the Company declared a common stock dividend of $0.17 per share, payable in January 2012.

We expect to fund future dividend payments with cash flows from operations, and do not expect the dividend to have a material impact on our ability to finance future growth.

The table below sets forth the information with respect to purchases made by or on behalf of the Company of its common stock during the fourth quarter of 2011.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
October 1, 2011 – October 31, 2011				
Share Repurchase Program (A)	—	$ —	—	$115,055
Employee Transactions (B)	2,114	$51.15	N/A	N/A
November 1, 2011 – November 30, 2011				
Share Repurchase Program (A)	—	$ —	—	$115,055
Employee Transactions (B)	136	$55.30	N/A	N/A
December 1, 2011 – December 31, 2011				
Share Repurchase Program (A)	873,885	$57.21	873,885	$ 65,056(C)
Employee Transactions (B)	961	$57.73	N/A	N/A
Total				
Share Repurchase Program (A)	873,885	$57.21	873,885	$ 65,056(C)
Employee Transactions (B)	3,211	$53.29	N/A	N/A

(A) Since the share repurchase program's inception in May 2003, our Board of Directors has authorized $4.5 billion of share repurchases of our common stock through December 31, 2011.

(B) Includes: (1) shares delivered or attested to in satisfaction of the exercise price and/or tax withholding obligations by holders of employee stock options (granted under the Company's Amended and Restated Employee Long-Term Incentive Plan and its Amended and Restated Director Long-Term Incentive Plan, collectively the "Stock Compensation Plans") who exercised options; (2) restricted common shares withheld (under the terms of grants under the Stock Compensation Plans) to offset tax withholding obligations that occur upon vesting and release of the restricted common shares; and (3) shares withheld (under the terms of grants under the Stock Compensation Plans) to offset tax withholding obligations that occur upon the delivery of outstanding common shares underlying restricted stock units and performance share units.

(C) In January 2012, our Board of Directors authorized the Company to repurchase an additional $1.0 billion of the Company's common stock, bringing the total amount that the Company was authorized to repurchase to $1.1 billion. The share repurchase authority has no set expiration or termination date.

Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on Quest Diagnostics' common stock since December 31, 2006, based on the market price of the Company's common stock and assuming reinvestment of dividends, with the cumulative total shareholder return of companies on the Standard & Poor's 500 Stock Index and the S&P 500 Healthcare Equipment & Services Index.


Comparison of Cumulative Five Year Total Return
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Quest Diagnostics, Inc.
S&P 500 Index
S&P 500 Health Care Equipment & Services Index

Date	Closing DGX Price	Total Shareholder Return			Performance Graph Values		
		DGX	S&P 500	S&P 500 H.C.	DGX	S&P 500	S&P 500 H.C.
12/31/2007	$52.90	0.58%	5.49%	13.37%	$100.58	$105.49	$113.37
12/31/2008	$51.91	(1.08)%	(37.00)%	(37.27)%	$ 99.49	$ 66.46	$ 71.12
12/31/2009	$60.38	17.22%	26.46%	32.65%	$116.62	$ 84.05	$ 94.34
12/31/2010	$53.97	(9.93)%	15.06%	4.31%	$105.04	$ 96.71	$ 98.41
12/30/2011	$58.06	8.33%	2.11%	7.21%	$113.79	$ 98.76	$105.50

For information regarding our equity compensation plans, see Item 12, page 39.

Item 6. Selected Financial Data

See page 42.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

See page 45.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

See Item 15(a)1 and Item 15(a)2.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

See page 66.

Changes in Internal Control

During the fourth quarter of 2011, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our Code of Business Ethics applies to all employees, executive officers and directors, including our Chief Executive Officer, Chief Financial Officer and Corporate Controller. You can find our Code of Business Ethics on our corporate governance website, *www.QuestDiagnostics.com/governance*. We will post any amendments to the Code of Business Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or the New York Stock Exchange, on our website.

Information regarding the Company's executive officers is contained in Part I, Item 1 of this Report under "Executive Officers of the Company." Information regarding the directors and executive officers of the Company appearing in our Proxy Statement to be filed by April 30, 2012 ("Proxy Statement") under the captions "Matter to be Considered at the Meeting – Proposal No. 1 – Election of Directors," "Information about our Corporate Governance – Director Independence," "Information about our Corporate Governance – Board Committees," and "Information about our Corporate Governance – Audit and Finance Committee" is incorporated by reference herein.

Item 11. Executive Compensation

Information appearing in our Proxy Statement under the captions "2011 Director Compensation Table," "Compensation Discussion and Analysis," "Additional Information Regarding Executive Compensation" and "Report of the Compensation Committee" is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders' Matters

Information regarding security ownership of certain beneficial owners and management appearing in our Proxy Statement under the captions "Stock Ownership Information" and "Additional Information regarding Executive Compensation – Equity Compensation Plan Information" is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain relationships and related transactions appearing in our Proxy Statement under the captions "Information about our Corporate Governance – Related Person Transactions" and "Information about our Corporate Governance – Director Independence" is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services

Information regarding principal accountant fees and services appearing in our Proxy Statement under the caption "Proposal No. 3 – Ratification of Appointment of the Company's Independent Registered Public Accounting Firm" (excluding the information under the subheading "Report of the Audit and Finance Committee") is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this Report.

1. Index to financial statements and supplementary data filed as part of this Report.

2. Financial Statement Schedule.

3. Exhibits

   An exhibit index has been filed as part of this Report beginning on page E-1 and is incorporated herein by reference.

(b) Exhibits filed as part of this Report.

An exhibit index has been filed as part of this Report beginning on page E-1 and is incorporated herein by reference.

(c) None.

Signatures

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 16, 2012.

QUEST DIAGNOSTICS INCORPORATED
(Registrant)

By: /s/ Surya N. Mohapatra, Ph.D.
Surya N. Mohapatra, Ph.D.
Chairman of the Board,
President and Chief Executive Officer

Each individual whose signature appears below constitutes and appoints Michael E. Prevoznik and William J. O'Shaughnessy, Jr., and each of them singly, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 16, 2012.

Signature	Capacity
/s/ Surya N. Mohapatra, Ph.D. Surya N. Mohapatra, Ph.D.	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ Robert A. Hagemann Robert A. Hagemann	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Thomas F. Bongiorno Thomas F. Bongiorno	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)
/s/ John C. Baldwin, M.D. John C. Baldwin, M.D.	Director
/s/ Jenne K. Britell, Ph.D. Jenne K. Britell, Ph.D.	Director
/s/ William F. Buehler William F. Buehler	Director
/s/ Gary M. Pfeiffer Gary M. Pfeiffer	Director
/s/ Timothy M. Ring Timothy M. Ring	Director
/s/ Daniel C. Stanzione, Ph.D. Daniel C. Stanzione, Ph.D.	Director
/s/ Gail R. Wilensky, Ph.D. Gail R. Wilensky, Ph.D.	Director
/s/ John B. Ziegler John B. Ziegler	Director

SELECTED HISTORICAL FINANCIAL DATA OF OUR COMPANY

The following table summarizes selected historical financial data of our Company and our subsidiaries at the dates and for each of the periods presented. We derived the selected historical financial data for the years 2007 through 2011 from the audited consolidated financial statements of our Company. During the third quarter of 2006, the Company completed its wind down of NID, a test kit manufacturing subsidiary, and classified the operations of NID as discontinued operations. The selected historical financial data is only a summary and should be read together with the audited consolidated financial statements and related notes of our Company and management's discussion and analysis of financial condition and results of operations included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2011 (a)	2010	2009	2008	2007 (b)
	(in thousands, except per share data)				
Operations Data:					
Net revenues	$7,510,490	$7,368,925	$7,455,243	$7,249,447	$6,704,907
Operating income	995,048 (c)(d)	1,295,535 (e)(f)	1,359,111 (g)	1,222,376 (h)	1,091,336 (i)
Income from continuing operations	507,232 (j)	758,804 (k)	767,458 (l)	663,889 (m)	580,338
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)	(50,694)(n)	(213,889)(o)
Net income	505,650	757,017	766,222	613,195	366,449
Less: Net income attributable to noncontrolling interests	35,083	36,123	37,111	31,705	26,510
Net income attributable to Quest Diagnostics	470,567	720,894	729,111	581,490	339,939
Amounts attributable to Quest Diagnostics' stockholders:					
Income from continuing operations	472,149	722,681	730,347	632,184	553,828
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)	(50,694)	(213,889)
Net income	470,567	720,894	729,111	581,490	339,939
Earnings per share attributable to Quest Diagnostics' common stockholders – basic:					
Income from continuing operations	$ 2.96	$ 4.09	$ 3.92	$ 3.25	$ 2.87
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.26)	(1.11)
Net income	$ 2.95	$ 4.08	$ 3.91	$ 2.99	$ 1.76
Earnings per share attributable to Quest Diagnostics' common stockholders – diluted:					
Income from continuing operations	$ 2.93	$ 4.06	$ 3.88	$ 3.22	$ 2.84
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.26)	(1.10)
Net income	$ 2.92	$ 4.05	$ 3.87	$ 2.96	$ 1.74
Dividends per common share	$ 0.47	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Balance Sheet Data (at end of year):					
Cash and cash equivalents	$ 164,886	$ 449,301	$ 534,256	$ 253,946	$ 167,594
Accounts receivable, net	906,455	845,299	827,343	832,873	881,967
Goodwill	5,795,765	5,101,938	5,083,944	5,054,926	5,220,104
Total assets	9,313,379	8,527,630	8,563,643	8,403,830	8,565,693
Long-term debt	3,370,522	2,641,160	2,936,792	3,078,089	3,377,212
Total debt	4,024,917	2,990,156	3,107,299	3,083,231	3,540,793
Total Quest Diagnostics stockholders' equity	3,692,872	4,033,480	3,989,639	3,604,896	3,324,242
Noncontrolling interests	22,127	20,645	21,825	20,238	21,464
Total stockholders' equity	3,714,999	4,054,125	4,011,464	3,625,134	3,345,706

	Year Ended December 31,				
	2011 (a)	2010	2009	2008	2007 (b)
	(in thousands, except per share data)				
Other Data:					
Net cash provided by operating activities	$ 895,474 (p)	$1,118,047 (q)	$ 997,418 (r)	$1,063,049	$ 926,924
Net cash used in investing activities	(1,243,435)	(216,510)	(195,904)	(198,883)	(1,759,193)
Net cash provided by (used in) financing activities	63,546	(986,492)	(521,204)	(777,814)	850,223
Provision for doubtful accounts	279,592	291,737	320,974	326,228	300,226
Rent expense	219,159	195,573	188,813	190,706	170,788
Capital expenditures	161,556	205,400	166,928	212,681	219,101
Depreciation and amortization	281,102	253,964	256,687	264,593	237,879

(a) On April 4, 2011, we completed the acquisition of Athena Diagnostics ("Athena"). On May 17, 2011, we completed the acquisition of Celera Corporation ("Celera"). Consolidated operating results for 2011 include the results of operations of Athena and Celera subsequent to the closing of the applicable acquisition. See Note 4 to the Consolidated Financial Statements.

(b) On January 31, 2007, we completed the acquisition of POCT Holding AB, ("HemoCue"). On May 31, 2007, we completed the acquisition of AmeriPath Group Holdings, Inc., ("AmeriPath"). Consolidated operating results for 2007 include the results of operations of HemoCue and AmeriPath subsequent to the closing of the applicable acquisition.

(c) Operating income includes a pre-tax charge to earnings in the first quarter of 2011 of $236 million which represented the cost to resolve a previously disclosed civil lawsuit brought by a California competitor in which the State of California intervened (the "California Lawsuit") (see Note 16 to the Consolidated Financial Statements). Also includes $52 million of pre-tax charges incurred in conjunction with further restructuring and integrating our business, consisting of $42 million of pre-tax charges principally associated with workforce reductions, with the remainder principally professional fees. Results for 2011 also include $16.9 million of pre-tax transaction costs, primarily related to professional fees, associated with the acquisitions of Athena and Celera (see Note 4 to the Consolidated Financial Statements). In addition, operating income includes pre-tax charges of $5.6 million, principally representing severance and other separation benefits as well as accelerated vesting of certain equity awards in connection with the succession of our CEO.

(d) In addition, we estimate that the impact of severe weather during the first quarter of 2011 adversely affected operating income for 2011 by $18.5 million.

(e) Operating income includes $27 million of costs principally associated with workforce reductions and $9.6 million of costs associated with the settlement of employment litigation.

(f) In addition, we estimate that the impact of severe weather during the first quarter of 2010 adversely affected operating income for 2010 by $14.1 million.

(g) Operating income includes a $15.5 million gain associated with an insurance settlement for storm-related losses.

(h) Operating income includes $16.2 million of costs, primarily associated with workforce reductions.

(i) Operating income includes $10.7 million of costs associated with workforce reductions in response to reduced volume levels.

(j) Includes $3.1 million of pre-tax financing related transaction costs associated with the acquisition of Celera, a $3.2 million pre-tax gain associated with the sale of an investment, and $18.2 million of discrete income tax benefits, primarily associated with certain state tax planning initiatives and the favorable resolution of certain tax contingencies.

(k) Includes discrete income tax benefits of $22.1 million, primarily associated with favorable resolutions of certain tax contingencies.

(l) Includes $20.4 million of pre-tax charges related to the early extinguishment of debt, primarily related to the June 2009 and November 2009 Debt Tender Offers (see Note 11 to the Consolidated Financial Statements) and a $7.0 million pre-tax charge related to the write-off of an investment. Also includes $7.0 million of income tax benefits, primarily associated with certain discrete tax benefits.

(m) Includes an $8.9 million pre-tax charge associated with the write-down of an equity investment. Also includes discrete income tax benefits of $16.5 million, primarily associated with the favorable resolution of certain tax contingencies.

(n) Includes pre-tax charges of $75 million related to the government investigation of NID. See Note 17 to the Consolidated Financial Statements.

(o) Includes pre-tax charges of $241 million related to the government investigation of NID. See Note 17 to the Consolidated Financial Statements.

(p) Includes payments associated with the settlement of the California Lawsuit, restructuring and integration costs, and transaction costs associated with the acquisitions of Athena and Celera totaling $320 million, or $202 million net of an associated reduction in estimated tax payments.

(q) Includes payments associated with restructuring and integration costs totaling $14.2 million, or $8.6 million net of an associated reduction in estimated tax payments.

(r) Includes payments primarily made in the second quarter of 2009 totaling $314 million in connection with the NID settlement (see Note 17 to the Consolidated Financial Statements), or $208 million net of an associated reduction in estimated tax payments.

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our Company

Quest Diagnostics is the world's leading provider of diagnostic testing, information and services, providing insights that enable patients and physicians to make better healthcare decisions. Quest Diagnostics, with a leading position in most of its domestic geographic markets and service offerings, is well positioned to benefit from the long-term growth expected in the industry. Over 90% of our revenues are derived from clinical testing with the balance derived from risk assessment services, clinical trials testing, diagnostic products and healthcare information technology. Clinical testing is generally categorized as clinical laboratory testing and anatomic pathology services. Clinical laboratory testing is generally performed on whole blood, serum, plasma and other body fluids, such as urine, and specimens such as microbiology samples. Anatomic pathology services are principally for the detection of cancer and are performed on tissues, such as biopsies, and other samples, such as human cells. We are the leading cancer diagnostics testing provider focused on anatomic pathology and molecular diagnostics, and provide interpretive consultation through the largest medical and scientific staff in the industry, with hundreds of M.D.s and Ph.D.s, primarily located in the United States. In addition, we are the leading provider of gene-based and esoteric testing, the leading provider of risk assessment services for the life insurance industry in North America and a leading provider of testing for drugs-of-abuse in the United States. We are also a leading provider of testing for clinical trials. Our diagnostics products business manufactures and markets diagnostic test kits and specialized point-of-care testing. We also empower healthcare organizations and clinicians with robust information technology solutions.

The Clinical Testing Industry

Clinical testing is an essential element in the delivery of healthcare services. Physicians use laboratory tests to assist in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions.

Most laboratory tests are performed by one of three types of laboratories: commercial clinical laboratories; hospital-affiliated laboratories; or physician-office laboratories. In 2011, we estimate that hospital-affiliated laboratories accounted for approximately 60% of the market, commercial clinical laboratories approximately one-third and physician-office laboratories the balance.

Orders for laboratory testing are generated from physician offices, hospitals and employers and can be affected by a number of factors. For example, changes in the United States economy can affect the number of unemployed and uninsured, and design changes in healthcare plans can affect the number of physician office and hospital visits, and can impact the utilization of laboratory testing.

The diagnostic testing industry is subject to seasonal fluctuations in operating results and cash flows. Typically, testing volume declines during the summer months, year-end holiday periods and other major holidays, reducing net revenues and operating cash flows below annual averages. Testing volume is also subject to declines due to severe weather or other events, which can deter patients from having testing performed and which can vary in duration and severity from year to year.

Key Trends

There are a number of key trends that we expect will have a significant impact on the clinical testing business in the United States and on our business. In addition to the economic slow down in the United States which we believe has temporarily reduced industry growth rates, these trends present both opportunities and risks. However, because clinical testing is an essential healthcare service and because of certain of the key trends discussed below, we believe that the clinical testing industry will continue to grow over the long term and that we are well positioned to benefit from the long-term growth expected in the industry. The key trends that we expect will have a significant impact on the clinical testing business include:

- the growing and aging population;
- continuing research and development in the areas of genomics (the study of DNA, genes and chromosomes) and proteomics (the analysis of individual proteins and collections of proteins), which is expected to yield new, more sophisticated and specialized diagnostic tests;
- increasing recognition by consumers and payers of the value of laboratory testing as a means to improve health and reduce the overall cost of healthcare through early detection and prevention;

- increasing affordability of, and access to, tests due to advances in technology and cost efficiencies;
- increasing focus to control the cost, utilization and delivery of healthcare services, including clinical testing, in a highly competitive industry;
- increasing attention and government oversight of the healthcare industry; and
- the growing demand for healthcare services in emerging markets and global demographic changes.

Healthcare Reform

In March 2010, U.S. federal legislation was enacted which is likely to have a significant impact on, among other things, access to and the cost of healthcare in the United States. The legislation provides for extensive health insurance reforms and expands coverage for approximately 32 million previously uninsured Americans, which will result in expanded access to healthcare. In addition, the legislation eliminates patient cost-sharing for certain prevention and wellness benefits for health insurance plans that are not "grandfathered." We believe these changes will benefit our industry by leading to increased utilization of our services.

These benefits are expected to be partially offset by provisions of the legislation aimed at reducing the overall cost of healthcare. Impacting laboratories specifically, the legislation provides for annual reductions in the Medicare clinical laboratory fee schedule of 1.75% for five years beginning in 2011 and includes a productivity adjustment which reduces the CPI market basket update beginning in 2011. The legislation also imposes an excise tax on the seller for the sale of certain medical devices in the United States, including those purchased and used by laboratories, beginning in 2013.

In addition, the legislation is focused on reducing the growth of healthcare costs. The legislation establishes the Independent Payment Advisory Board, which will be responsible, beginning in 2014, annually to submit proposals aimed at reducing Medicare cost growth while preserving quality. These proposals automatically will be implemented unless Congress enacts alternative proposals that achieve the same savings targets. Further, the legislation calls for a Center for Medicare and Medicaid Innovation that will examine alternative payment methodologies and conduct demonstration programs.

We believe that the legislation will be a net positive for our industry over the long term due to expanded coverage and the elimination of patient cost-sharing for certain prevention and wellness benefits, and that we are well positioned to respond to the evolving healthcare environment and related market forces; however, our failure to adapt to these changes could be detrimental to our business.

Reimbursement for Services

Payments for clinical testing services are made by physicians, hospitals, employers, healthcare insurers, patients and the government. Physicians, hospitals and employers are typically billed on a fee-for-service basis based on negotiated fee schedules. Fees billed to healthcare insurers and patients are based on the laboratory's patient fee schedule, subject to any limitations on fees negotiated with the healthcare insurers or with physicians on behalf of their patients. Medicare and Medicaid reimbursements are based on fee schedules set by governmental authorities. Government payers, such as Medicare and Medicaid, as well as healthcare insurers and larger employers, have taken steps and may continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical testing services.

Part B of the Medicare program contains fee schedule payment methodologies for clinical testing services, and for pathology and other physician services, performed for covered patients, including a national ceiling on the amount that carriers could pay under their local Medicare clinical testing fee schedules. The Medicare Clinical Laboratory Fee Schedule for 2012 is increased by 0.65% from 2011 levels. In 2011, approximately 12% of our consolidated revenues were reimbursed by Medicare under the Clinical Laboratory Fee Schedule. In December 2011, Congress delayed by two months a potential 27.4% decrease in the Medicare fee schedule for pathology and other physician services performed for patients and billed under Part B of the Medicare program. In 2011, approximately 3% of our consolidated revenues were reimbursed based on this fee schedule.

Healthcare insurers, which typically negotiate directly or indirectly on behalf of their members, represent approximately one-half of our clinical testing volumes and one-half of our net revenues from our clinical testing business. Larger healthcare insurers typically contract with large commercial clinical laboratories because they can provide services to their members on a national or regional basis. In addition, larger commercial clinical laboratories are better able to achieve the low-cost structures necessary to profitably service the members of large healthcare insurers and can provide test utilization data across various products in a consistent format. In certain markets, such as California, healthcare insurers may delegate their covered members to independent physician associations, which in turn negotiate with laboratories for clinical testing services on behalf of their members.

The trend of consolidation among physicians, hospitals, employers, healthcare insurers and other intermediaries has continued, resulting in fewer but larger customers and payers with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical laboratories. Healthcare insurers sometimes require that clinical testing service providers accept discounted fee structures or assume all or a portion of the utilization risk associated with providing testing services to their members enrolled in highly-restricted plans through capitated payment arrangements. Under these capitated payment arrangements, we and the healthcare insurers agree to a predetermined monthly reimbursement rate for each member enrolled in a restricted plan, generally regardless of the number or cost of services provided by us. Our cost to perform testing services reimbursed under capitated payment arrangements is not materially different from our cost to perform testing services reimbursed under other arrangements with healthcare insurers. Since average reimbursement rates under capitated payment arrangements are typically less than our overall average reimbursement rate, the testing services reimbursed under capitated payment arrangements are generally less profitable. In 2011, we derived approximately 13% of our testing volume and 4% of our clinical testing net revenues from capitated payment arrangements.

Most healthcare insurers also offer programs such as preferred provider organizations ("PPOs") and consumer driven health plans that offer a greater choice of healthcare providers. Pricing for these programs is typically negotiated on a fee-for-service basis, which generally results in higher revenue per requisition than under capitation arrangements. Most of our agreements with major healthcare insurers are non-exclusive arrangements. As a result, under these non-exclusive arrangements, physicians and patients have more freedom of choice in selecting laboratories, and laboratories are likely to compete more on the basis of service and quality than they may otherwise. It is increasingly important for healthcare providers to differentiate themselves based on quality, service, convenience and unique test offerings to avoid competing on price alone.

Despite the general trend of increased choice for patients in selecting a healthcare provider, some healthcare insurers may actively seek to limit the choice of patients and physicians if they feel it will give them increased leverage to negotiate lower fees, by consolidating services with a single or limited network of contracted providers. Historically, healthcare insurers, which had limited their network of laboratory service providers, encouraged their members, and sometimes offered incentives, to utilize only contracted providers. Patients who use a non-contracted provider may have a higher co-insurance responsibility, which may result in physicians referring testing to contracted providers to minimize the expense to their patients. In cases where members choose to use a non-contracted provider, the non-contracted provider would be reimbursed at rates considered "reasonable and customary." Contracted rates are generally lower than "reasonable and customary" rates.

We also may be a member of a "complementary network." A complementary network is generally a set of contractual arrangements that a third party will maintain with various providers which provide discounted fees for the benefit of its customers. A member of a health plan may choose to access a non-contracted provider that is a member of a complementary network; if so, the provider will be reimbursed at a rate negotiated by the complementary network.

We expect that reimbursements for the diagnostic testing industry will continue to remain under pressure. Today, the federal and many state governments face serious budget deficits and healthcare spending is subject to reductions, and efforts to reduce reimbursements and stringent cost controls by government and other payers for existing tests may continue. However, we believe that as new tests are developed which either improve on the effectiveness of existing tests or provide new diagnostic capabilities, the government and other payers will add these tests as covered services, because of the importance of laboratory testing in assessing and managing the health of patients. We continue to emphasize the importance and the high value of laboratory testing with healthcare insurers and government payers at the federal and state level.

Six Sigma as a Means to Improve Quality and Operating Efficiency

We intend to become recognized as the quality leader in the healthcare services industry through utilizing the Six Sigma approach and Lean Six Sigma principles. Six Sigma is a management approach that enhances quality and requires a thorough understanding of customer needs and experience, root cause analysis, process improvements and rigorous tracking and measuring of key metrics. Lean Six Sigma streamlines processes and eliminates waste. We utilize the Six Sigma approach and Lean Six Sigma principles to improve the quality and efficiency of our operations. We use Six Sigma to deploy best practices and implement initiatives designed to reduce the cost of our operations and to provide a better customer experience. We expect to continue deploying best practices and developing additional initiatives designed to further improve quality and the efficiency of our operations.

The diagnostic testing industry is labor intensive. Employee compensation and benefits constitute approximately one-half of our total costs and expenses. Cost of services consists principally of costs for obtaining, transporting and testing specimens. Selling, general and administrative expenses consist principally of the costs associated with our sales and marketing efforts, billing operations, bad debt expense, and general management and administrative support. In addition, performing diagnostic testing involves significant fixed costs for facilities and other infrastructure required to obtain, transport and test specimens. Therefore, relatively small changes in volume can have a significant impact on profitability in the short-term.

Since a large portion of our costs are fixed, it is more challenging to fully mitigate the profit impact of reduced volume in the short term. In response to reduced volume levels, as a result of a temporary slowdown in healthcare utilization, we have implemented a number of actions in 2011 to align our costs with reduced volume levels. These actions, which are broad in nature and affect most parts of our business, along with other restructuring and integration activities, resulted in charges to earnings in 2011 totaling $52 million, which included $42 million of pre-tax charges, principally associated with workforce reductions; with the remainder principally professional fees.

In addition, in July 2011 we announced a multi-year program designed to reduce our cost structure by $500 million by the end of 2014. This effort is intended to address continued reimbursement pressures and labor and benefit cost increases, free up additional resources to invest in science and innovation, and enable us to improve operating profitability. We expect to realize meaningful benefits from this program in 2012, with the bulk of the savings in 2013 and 2014. We anticipate roughly one-third of the savings from client support/billing, procurement and supply chain; one-third from laboratory operations and specimen acquisition; and one-third from selling, general and administrative expenses, including information technology. Common themes across many of the opportunities include standardizing systems and processes and data bases, increased use of automation and technology, and centralizing and selective outsourcing of certain activities. As detailed plans to implement these opportunities are approved and executed, it likely will result in charges to earnings associated with the implementation. These charges may be material to the results of operations and cash flows in the periods recorded or paid.

Shareholder Focus

We are focused on increasing shareholder returns and returns on invested capital ("ROIC") through a framework that encompasses improving operating performance and disciplined capital deployment. To improve our operating performance, we are taking steps to accelerate organic revenue growth and to reduce our operating costs. As noted above, we have launched a program to reduce our operating costs by $500 million by the end of 2014.

Our disciplined capital deployment framework includes dividends, share repurchases and investment in our business and is intended to improve ROIC. The framework is grounded in maintaining an investment grade credit rating. In 2012, we expect to use the majority of our free cash flow to reduce our outstanding debt and achieve a debt/EBITDA ratio in the range of 2–2¼ times. Upon achieving our targeted leverage ratio, we expect to return to investors through a combination of dividends and share repurchases a majority of our free cash flow. Consistent with that expectation, we increased our quarterly common stock dividend by 70%, from $0.10 per share to $0.17 per share, in January 2012. We expect that the dividend will grow over time commensurate with earnings and cash flows.

We will continue to invest in our business in a disciplined manner which should require significantly less capital than in recent years. As a result of our 2011 acquisitions of Athena Diagnostics and Celera, we believe that we have established a solid foundation of strategic assets and capabilities, and that it is unlikely that we will complete any large strategic acquisitions in the near term. Our near-term investments are likely to focus on smaller fold-in acquisitions; investments in science and innovation in the form of licensing, collaborations and internal development; and investments in technology that will improve quality and efficiency in our laboratories and in other parts of our business. We anticipate that selective acquisitions will enable us to add capabilities and further strengthen our access and distribution.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions and select accounting policies that affect our reported financial results and the disclosure of contingent assets and liabilities.

While many operational aspects of our business are subject to complex federal, state and local regulations, the accounting for most of our business is generally straightforward with net revenues primarily recognized upon completion of the testing process. Our revenues are primarily comprised of a high volume of relatively low dollar transactions, and about one-half of our total costs and expenses consist of employee compensation and benefits. Due to the nature of our business, several of our accounting policies involve significant estimates and judgments:

- revenues and accounts receivable associated with clinical testing;
- reserves for general and professional liability claims;
- reserves for other legal proceedings;
- accounting for and recoverability of goodwill; and
- accounting for stock-based compensation expense.

Revenues and accounts receivable associated with clinical testing

The process for estimating the ultimate collection of receivables associated with our clinical testing business involves significant assumptions and judgments. Billings for services reimbursed by third-party payers, including Medicare and Medicaid, are generally recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from such payers. Adjustments to the allowances, based on actual receipts from the third-party payers, are recorded upon settlement as an adjustment to net revenues.

We have a standardized approach to estimate and review the collectibility of our receivables based on a number of factors, including the period they have been outstanding. Historical collection and payer reimbursement experience is an integral part of the estimation process related to revenues and allowances for doubtful accounts. In addition, we regularly assess the state of our billing operations in order to identify issues, which may impact the collectibility of receivables or allowance estimates. We believe that the collectibility of our receivables is directly linked to the quality of our billing processes, most notably those related to obtaining the correct information in order to bill effectively for the services we provide. As such, we have implemented "best practices" to reduce the number of requisitions that we receive from healthcare providers with missing or incorrect billing information. Revisions to the allowances for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses. We believe that our collection and allowance estimation processes, along with our close monitoring of our billing operations, help to reduce the risk associated with material revisions to reserve estimates. Less than 5% of our net accounts receivable as of December 31, 2011 were outstanding more than 150 days.

The following table shows current estimates of the percentage of our total volume of requisitions and net revenues associated with our clinical testing business during 2011 applicable to each payer group:

	% of Volume	% of Clinical Testing Revenues
Healthcare Insurers	45% - 50%	45% - 50%
Traditional Medicare and Medicaid Programs	15% - 20%	15% - 20%
Physicians, Hospitals, Employers and Other Monthly-Billed Clients	31% - 36%	22% - 27%
Patients	2% - 5%	4% - 10%

Healthcare insurers

Reimbursements from healthcare insurers represent approximately one-half of our clinical testing net revenues. Reimbursements from healthcare insurers are based on negotiated fee-for-service schedules and on capitated payment rates.

Receivables due from healthcare insurers represent approximately 25% of our clinical testing net accounts receivable. Substantially all of the accounts receivable due from healthcare insurers represent amounts billed under negotiated fee-for-service arrangements. We utilize a standard approach to establish allowances for doubtful accounts for such receivables, which considers the aging of the receivables and results in increased allowance requirements as the aging of the related receivables increases. Our approach also considers historical collection experience and other factors. Collection of such receivables is normally a function of providing complete and correct billing information to the healthcare insurers within the various filing deadlines. For healthcare insurers, collection typically occurs within 30 to 60 days of billing. Provided we have billed healthcare plans accurately with complete information prior to the established filing deadline, there has historically been little to no collection risk. If there has been a delay in billing, we determine if the amounts in question will likely go past the filing deadline, and if so, we will reserve accordingly for the billing.

Approximately 4% of our clinical testing net revenues are reimbursed under capitated payment arrangements, in which case the healthcare insurers typically reimburse us in the same month services are performed, essentially giving rise to no outstanding accounts receivable at month-end. If any capitated payments are not received on a timely basis, we determine the cause and make a separate determination as to whether or not the collection of the amount from the healthcare insurer is at risk and if so, would reserve accordingly.

Government payers

Payments for clinical testing services made by the government are based on fee schedules set by governmental authorities. Receivables due from government payers under the Medicare and Medicaid programs represent approximately 18% of our clinical testing net accounts receivable. Collection of such receivables is normally a function of providing the complete and correct billing information within the various filing deadlines. Collection typically occurs within 30 days of billing. Our processes for billing, collecting and estimating uncollectible amounts for receivables due from government payers, as well as the risk of non-collection, are similar to those noted above for healthcare insurers under negotiated fee-for-service arrangements.

Client payers

Client payers include physicians, hospitals, employers and other commercial laboratories, and are billed based on a negotiated fee schedule. Receivables due from client payers represent approximately 36% of our clinical testing net accounts receivable. Credit risk and ability to pay are more of a consideration for these payers than healthcare insurers and government payers. We utilize a standard approach to establish allowances for doubtful accounts for such receivables, which considers the aging of the receivables and results in increased allowance requirements as the aging of the related receivables increase. Our approach also considers specific account reviews, historical collection experience and other factors.

Patient receivables

Patients are billed based on established patient fee schedules, subject to any limitations on fees negotiated with healthcare insurers or physicians on behalf of their patients. Receivables due from patients represent approximately 21% of our clinical testing net accounts receivable. Collection of receivables due from patients is subject to credit risk and ability of the patients to pay. We utilize a standard approach to establish allowances for doubtful accounts for such receivables, which considers the aging of the receivables and results in increased allowance requirements as the aging of the related receivables increases. Our approach also considers historical collection experience and other factors. Patient receivables are generally fully reserved for when the related billing reaches 210 days outstanding. Balances are automatically written off when they are sent to collection agencies. Reserves are adjusted for estimated recoveries of amounts sent to collection agencies based on historical collection experience, which is regularly monitored.

Reserves for general and professional liability claims

As a general matter, providers of clinical testing services may be subject to lawsuits alleging negligence or other similar legal claims. These suits could involve claims for substantial damages. Any professional liability litigation could also have an adverse impact on our client base and reputation. We maintain various liability insurance coverages for claims that could result from providing, or failing to provide, clinical testing services, including inaccurate testing results, and other exposures. Our insurance coverage limits our maximum exposure on individual claims; however, we are essentially self-insured for a significant portion of these claims. While the basis for claims reserves considers actuarially determined losses based upon our historical and projected loss experience, the process of analyzing, assessing and establishing reserve estimates relative to these types of claims involves a high degree of judgment. Changes in the facts and circumstances associated with claims could have a material impact on our results of operations, principally costs of services, and cash flows in the period that reserve estimates are revised or paid. Although we believe that our present reserves and insurance coverage are sufficient to cover currently estimated exposures, it is possible that we may incur liabilities in excess of our recorded reserves or insurance coverage.

Reserves for other legal proceedings

Our businesses are subject to or impacted by extensive and frequently changing laws and regulations, including inspections and audits by governmental agencies, in the United States (at both the federal and state levels), and the other jurisdictions in which we conduct business. Although we believe that we are in compliance, in all material respects, with applicable laws and regulations, there can be no assurance that a regulatory agency would not reach a different conclusion. Any noncompliance by us with applicable laws and regulations could have a material adverse effect on our results of operations. In addition, these laws and regulations may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations, including our pricing and/or billing practices. We have, in the past, entered into several settlement agreements with various government and private payers relating to industry-wide billing and marketing practices that had been substantially discontinued. The federal or state governments may bring additional claims based on new theories as to our practices which management believes to be in compliance with law. In addition, certain federal and state statutes, including the qui tam provisions of the federal False Claims Act, allow private individuals to bring lawsuits against healthcare companies on behalf of government or private payers alleging inappropriate billing practices. We are aware of certain pending lawsuits including class action lawsuits, and have received several subpoenas related to billing practices. See Note 16 to the Consolidated Financial Statements for a discussion of the various legal proceedings that involve the Company.

We have a comprehensive compliance program that is intended to ensure the strict implementation and observance of all applicable laws, regulations and Company policies. Management regularly reports to the Quality, Safety & Compliance Committee of our Board of Directors regarding compliance operations. As an integral part of our compliance program, we investigate all reported or suspected failures to comply with federal and state healthcare reimbursement requirements. Any non-compliance that results in Medicare or Medicaid overpayments is reported to the government and reimbursed by us. As a result of these efforts, we have periodically identified and reported overpayments. Upon becoming aware of potential overpayments, we consider all available facts and circumstances to estimate and record the amounts to be reimbursed. While we have reimbursed these overpayments and have taken corrective action where appropriate, the government may not in each instance accept these actions as sufficient.

The process of analyzing, assessing and establishing reserve estimates relative to legal proceedings involves a high degree of judgment. Management has established reserves for legal proceedings in accordance with generally accepted accounting principles. Changes in facts and circumstances related to such proceedings could lead to significant revisions to reserve estimates for such matters and could have a material impact on our results of operations, cash flows and financial condition in the period that reserve estimates are revised or paid.

Accounting for and recoverability of goodwill

We evaluate the recoverability and measure the potential impairment of our goodwill annually, or more frequently, in the case of other events that indicate a potential impairment. The annual impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment and the second step measures the amount of the impairment, if any. Our estimate of fair value considers publicly available information regarding the market capitalization of our Company, as well as (i) the financial projections and future prospects of our business, including its growth opportunities and likely operational improvements, and (ii) comparable sales prices, if available. As part of the first step to assess potential impairment, we compare our estimate of fair value for the reporting unit to the book value of the reporting unit. We determine the fair value of the reporting units based on the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the book value is greater than our estimate of fair value, we would then proceed to the second step to measure the impairment, if any. The second step compares the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit's goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess. We believe our estimation methods are reasonable and reflect common valuation practices.

On a quarterly basis, we perform a review of our business to determine if events or changes in circumstances have occurred which could have a material adverse effect on the fair value of the Company and its goodwill. If such events or changes in circumstances were deemed to have occurred, we would perform an impairment test of goodwill as of the end of the quarter, consistent with the annual impairment test performed at the end of our fiscal year on December 31st, and record any noted impairment loss.

Accounting for stock-based compensation expense

We record stock-based compensation as a charge to earnings, net of the estimated impact of forfeited awards. As such, we recognize stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The process of estimating the fair value of stock-based compensation awards and recognizing stock-based compensation cost over their requisite service periods involves significant assumptions and judgments.

We estimate the fair value of stock option awards on the date of grant using a lattice-based option-valuation model which requires management to make certain assumptions regarding: (i) the expected volatility in the market price of the Company's common stock; (ii) dividend yield; (iii) risk-free interest rates; and (iv) the period of time employees are expected to hold the award prior to exercise (referred to as the expected holding period). The expected volatility under the lattice-based option-valuation model is based on the current and historical implied volatilities from traded options of our common stock. The dividend yield is based on the approved annual dividend rate in effect and current market price of the underlying common stock at the time of grant. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for bonds with maturities ranging from one month to ten years. The expected holding period of the awards granted is estimated using the historical exercise behavior of employees. In addition, we estimate the expected impact of forfeited awards and recognize stock-based compensation cost only for those awards expected to vest. We use historical experience to estimate projected forfeitures. If actual forfeiture rates are materially different from our estimates, stock-based compensation expense could be significantly different from what we have recorded in the current period. We periodically review actual forfeiture experience and revise our estimates, as considered necessary. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision.

The terms of our performance share unit grants allow the recipients of such awards to earn a variable number of shares based on the achievement of the performance goals specified in the awards. Stock-based compensation expense associated with performance share units is recognized based on management's best estimates of the achievement of the performance goals specified in such awards and the resulting number of shares that will be earned. If the actual number of performance share units earned is different from our estimates, stock-based compensation could be significantly different from what we have recorded in the current period. The cumulative effect on current and prior periods of a change in the estimated number of performance share units expected to be earned is recognized as compensation cost in earnings in the period of the revision. While the assumptions used to calculate and account for stock-based compensation awards represent management's best estimates, these estimates involve inherent uncertainties and the application of management's judgment. As a result, if revisions are made to our assumptions and estimates, our stock-based compensation expense could vary significantly from period to period. In addition, the number of awards made under our equity compensation plans, changes in the design of those plans, the price of our shares and the performance of our Company can all cause stock-based compensation expense to vary from period to period.

Acquisitions

Acquisition of Athena Diagnostics

On February 24, 2011, we signed a definitive agreement to acquire Athena Diagnostics ("Athena") from Thermo Fisher Scientific, Inc., in an all-cash transaction valued at approximately $740 million. Athena is the leading provider of advanced diagnostic tests related to neurological conditions, and generated revenues of approximately $110 million in 2010. We completed the acquisition of Athena on April 4, 2011 (see Note 4 to the Consolidated Financial Statements for further details).

Acquisition of Celera Corporation

On March 17, 2011, we entered into a definitive merger agreement with Celera Corporation ("Celera") under which we agreed to acquire Celera for $8 per share, in a transaction valued at approximately $344 million, net of $326 million in acquired cash and short-term marketable securities. Additionally, we expect to utilize Celera's available tax credits, net operating loss carryforwards and capitalized tax research and development expenditures to reduce our future tax payments by approximately $110 million. Celera is a healthcare business focused on the integration of genetic testing into routine clinical care through a combination of products and services incorporating proprietary discoveries. Celera offers a portfolio of clinical laboratory tests and disease management services associated with cardiovascular disease. In addition, Celera develops, manufactures and oversees the commercialization of molecular diagnostic products, and has licensed other relevant diagnostic technologies developed to provide personalized disease management in cancer and liver diseases. Celera generated revenues of $128 million in 2010. We completed the acquisition of Celera on May 17, 2011 (see Note 4 to the Consolidated Financial Statements for further details).

Results of Operations

Our clinical testing business currently represents our one reportable business segment. The clinical testing business for each of the three years in the period ended December 31, 2011 accounted for more than 90% of net revenues from continuing operations. Our other operating segments consist of our risk assessment services, clinical trials testing, healthcare information technology and diagnostic products businesses. On April 19, 2006, we decided to discontinue the operations of a test kit manufacturing subsidiary, NID. During the third quarter of 2006, we completed the wind down of NID. Therefore, the operations of NID are classified as discontinued operations for all periods presented. Our business segment information is disclosed in Note 18 to the Consolidated Financial Statements.

Settlement Related to the California Lawsuit

On May 9, 2011, we announced an agreement in principle to resolve a previously disclosed civil lawsuit brought by a California competitor in which the State of California intervened (the "California Lawsuit"). In the lawsuit, the plaintiffs alleged, among other things, that we overcharged Medi-Cal for testing services and violated the California False Claims Act. Specifically, the plaintiffs alleged, among other things, that we violated certain regulations that govern billing to Medi-Cal ("Comparable Charge" regulations). While denying liability, in order to avoid the uncertainty, expense and risks of litigation, we agreed to resolve these matters for $241 million. On May 19, 2011, we finalized a settlement agreement and release with the California Department of Health Care Services, the California Attorney General's Office and the *qui tam* relator. We agreed to the settlement to resolve claims pertaining to the Comparable Charge allegations; we received a full release of these and all other allegations in the complaint. We also agreed to certain reporting obligations regarding our pricing for a limited time period and, at our option in lieu of such obligations for a transitional period, to provide Medi-Cal with a discount (the "Transitional Discount") until the end of July 2012. The Transitional Discount, to the extent provided, is not expected to have a material impact on our consolidated revenues or results of operations.

As a result of the agreement in principle, we recorded a pre-tax charge to earnings in the first quarter of 2011 of $236 million (the "Medi-Cal charge"), or $1.22 per diluted share, which represented the cost to resolve the matters noted above and related claims, less amounts previously reserved for related matters.

We funded the $241 million payment in the second quarter of 2011 with cash on hand and borrowings under our existing credit facilities. See Note 16 to the Consolidated Financial Statements for further details.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Continuing Operations

	2011	2010	% Change: Increase (Decrease)
	(dollars in millions, except per share data)		
Net revenues	$7,510.5	$7,368.9	1.9%
Income from continuing operations	472.1	722.7	(34.7)%
Earnings per diluted share	$ 2.93	$ 4.06	(27.8)%

Results for the year ended December 31, 2011 were affected by a number of items which impacted earnings per diluted share by $1.60. During the first quarter of 2011, we recorded the Medi-Cal charge of $236 million, or $1.22 per diluted share, in other operating expense (income), net. In addition, results for the year ended

December 31, 2011 included $52 million of pre-tax charges, or $0.20 per diluted share, incurred in conjunction with further restructuring and integrating our business consisting of $42 million of pre-tax charges, principally associated with workforce reductions, with the remainder principally professional fees. We also recorded fourth quarter pre-tax charges of $5.6 million, or $0.02 per diluted share, associated with severance and other separation benefits as well as accelerated vesting of certain equity awards in connection with the succession of our CEO. Results for the year ended December 31, 2011 also included pre-tax transaction costs of $20 million, or $0.09 per diluted share, associated with the acquisitions of Athena and Celera. Of these costs, $16.9 million, primarily related to professional fees, were recorded in selling, general and administrative expenses and $3.1 million of financing related costs were included in interest expense, net. In addition, we estimate that the impact of severe weather during the first quarter of 2011 adversely affected operating income for the year ended December 31, 2011 by $18.5 million, or $0.07 per diluted share.

Results for the year ended December 31, 2011 also included discrete income tax benefits of $0.11 per diluted share, primarily associated with certain state tax planning initiatives and the favorable resolution of certain tax contingencies. In addition, lower outstanding share counts, resulting from share repurchases, contributed $0.28 of earnings per share improvement, compared to the prior year.

Results for the year ended December 31, 2010 were affected by a number of items which impacted earnings per diluted share by $0.17. During 2010, we recorded pre-tax charges of $27 million, or $0.09 per diluted share, principally associated with workforce reductions in the first and fourth quarters. Results for the year ended December 31, 2010 also included a $9.6 million fourth quarter pre-tax charge, or $0.03 per diluted share, associated with the settlement of employment litigation. In addition, we estimate that the impact of severe weather during the first quarter of 2010 adversely affected operating income for the year ended December 31, 2010 by $14.1 million, or $0.05 per diluted share.

Results for the year ended December 31, 2010 also included discrete income tax benefits of $0.12 per diluted share, primarily associated with the favorable resolution of certain tax contingencies.

After considering the impact of the items noted above on the year-over-year comparisons, operating performance in 2011 declined compared to the prior year due to reduced revenues (before acquisitions) and higher costs principally associated with employee compensation and benefits, and investments we have made in our sales and service capabilities.

Net Revenues

Net revenues for the year ended December 31, 2011 were 1.9% above the prior year level with the Athena and Celera acquisitions contributing 2.2% to consolidated revenue growth.

Clinical testing revenue, which accounted for over 90% of our consolidated revenues, grew 1.1%. The acquisitions of Athena and Celera contributed about 1.8% to clinical testing revenue growth for the year ended December 31, 2011. Clinical testing volume, measured by the number of requisitions, was essentially unchanged compared to the prior year period. The clinical testing volume contributed by the Athena and Celera acquisitions had an insignificant positive impact for the year ended December 31, 2011. We believe that clinical testing volume was adversely affected by a general slowdown in physician office visits compared to the prior year, and severe weather in the first quarter of 2011. Published survey data estimates that physician office visits declined approximately 4% in 2011 compared to 2010. Pre-employment drug testing volume grew about 6% during the year ended December 31, 2011.

Revenue per requisition for the year ended December 31, 2011 was 1.1% above the prior year level. Revenue per requisition continues to benefit from an increased mix in gene-based and esoteric testing, particularly from the impact of the acquired operations of Athena and Celera. Offsetting this benefit was business and payor mix changes including: an increase in lower priced drugs-of-abuse testing and a decrease in higher priced anatomic pathology testing; price changes in connection with several large contract extensions executed in the first half of 2010; and the 1.75% Medicare fee schedule decrease, which went into effect January 1, 2011.

Our businesses other than clinical laboratory testing accounted for approximately 9% of our net revenues for the years ended December 31, 2011 and 2010. These businesses contain most of our international operations and include our risk assessment services, clinical trials testing, healthcare information technology and diagnostic products businesses. For the year ended December 31, 2011, revenue in our non-clinical testing businesses grew by approximately 10% with approximately half of the growth from the diagnostics products operations acquired as part of the Celera acquisition.

Operating Costs and Expenses

	2011		2010		Change: Increase (Decrease)	
	$	% Net Revenues	$	% Net Revenues	$	% Net Revenues
			(dollars in millions)			
Cost of services	$4,395.3	58.5%	$4,317.2	58.6%	$ 78.1	(0.1)%
Selling, general and administrative expenses (SG&A)	1,814.3	24.2%	1,707.7	23.2%	106.6	1.0%
Amortization of intangible assets	67.0	0.9%	39.2	0.5%	27.8	0.4%
Other operating expense (income), net	238.8	3.2%	9.3	0.1%	229.5	3.1%
Total operating costs and expenses	$6,515.4	86.8%	$6,073.4	82.4%	$442.0	4.4%
Bad debt expense (included in SG&A)	$ 279.6	3.7%	$ 291.7	4.0%	$(12.1)	(0.3)%

Total Operating Costs and Expenses

For the year ended December 31, 2011, the impacts of the Medi-Cal charge, severe weather, costs associated with actions we have taken to adjust our cost structure, higher costs associated with employee compensation and benefits, and investments we have made in our sales and service capabilities, as well the impact of the Athena and Celera acquisitions, served to increase total operating expenses as a percent of net revenues compared to the prior year.

Results for the year ended December 31, 2011 included the Medi-Cal charge of $236 million recorded in connection with the California Lawsuit. In addition, results for the year ended December 31, 2011 included $52 million of pre-tax charges incurred in conjunction with further restructuring and integrating our business consisting of $42 million of pre-tax charges, principally associated with workforce reductions, with the remainder principally professional fees. Of these costs, $22 million and $30 million were included in cost of services and selling, general and administrative expenses, respectively. In addition, $5.6 million of pre-tax charges, associated with severance and other separation benefits as well as accelerated vesting of certain equity awards in connection with the succession of our CEO, were recorded in selling, general and administrative expenses in the fourth quarter of 2011. Selling, general and administrative expenses for the year ended December 31, 2011 also included $16.9 million of pre-tax transaction costs, primarily related to professional fees associated with the acquisitions of Athena and Celera.

Results for the year ended December 31, 2010 included pre-tax charges, principally associated with workforce reductions, of $27 million ($6.4 million in cost of services and $20.6 million in selling, general and administrative expenses). In addition, other operating expense (income), net for the year ended December 31, 2010 included a $9.6 million fourth quarter pre-tax charge associated with the settlement of employment litigation.

Also, year-over-year comparisons of operating costs were favorably impacted by approximately $5.4 million, associated with gains and losses on investments in our supplemental deferred compensation plans. Under our supplemental deferred compensation plans, employee compensation deferrals, together with Company matching contributions, are invested in a variety of investments held in trusts. Gains and losses associated with the investments are recorded in earnings within other income (expense), net. A corresponding and offsetting adjustment is also recorded to the deferred compensation obligation to reflect investment gains and losses earned by the employee. Such adjustments to the deferred compensation obligation are recorded in earnings principally within selling, general and administrative expenses and offset the amount of investment gains and losses recorded in other income (expense), net. Results for the year ended December 31, 2011 and 2010 included an increase in operating costs of $0.3 million and $5.7 million, respectively, representing increases in the deferred compensation obligation to reflect investment gains earned by employees participating in our deferred compensation plans.

Cost of Services

The decrease in cost of services as a percentage of revenues for the year ended December 31, 2011 compared to the prior year primarily reflects the impact of actions we have taken to reduce our cost structure and the acquired operations of Athena and Celera, which served to reduce the percentage. These improvements have been partially offset by the impact of severe weather in the first quarter, a $15.8 million increase in pre-tax charges, primarily associated with restructuring and integration activities, higher costs associated with employee compensation and benefits, and investments we have made in service capabilities.

Selling, General and Administrative Expenses

The increase in selling, general and administrative expenses as a percentage of net revenues for the year ended December 31, 2011 compared to the prior year primarily reflects the impact of severe weather, a $9.4 million increase in pre-tax charges, primarily associated with restructuring and integration activities, costs incurred in connection with the succession of our CEO, higher costs associated with employee compensation and benefits, and investments we have made in our sales force. In addition, selling, general and administrative expenses for the year ended December 31, 2011 included pre-tax transaction costs of $16.9 million, primarily related to professional fees associated with the acquisitions of Athena and Celera. These increases have been partially offset by actions we have taken to reduce our cost structure and an improvement in bad debt expense as a percentage of net revenues, primarily reflecting continued strong performance in our billing operations and collection metrics.

Amortization of Intangible Assets

The increase in amortization of intangible assets for the year ended December 31, 2011 compared to the prior year reflects the impact of amortization of intangible assets acquired as part of the Athena and Celera acquisitions.

Other Operating Expense (Income), net

Other operating expense (income), net includes special charges, and miscellaneous income and expense items related to operating activities, and for the years ended December 31, 2011 and 2010, consisted of the following:

	2011	2010	Change: Increase (Decrease)
	(dollars in millions)		
Medi-Cal charge recorded in connection with the California Lawsuit	$236.0	$ —	$236.0
Settlement of employment litigation	—	9.6	(9.6)
Foreign currency transaction losses, net	2.2	1.9	0.3
Other operating expense (income) items, net	0.6	(2.2)	2.8
Total other operating expense (income), net	$238.8	$ 9.3	$229.5

Operating Income

	2011		2010		Change: Increase (Decrease)	
	$	% Net Revenues	$	% Net Revenues	$	% Net Revenues
	(dollars in millions)					
Operating income	$995.0	13.2%	$1,295.5	17.6%	$(300.5)	(4.4)%

For the year ended December 31, 2011, the impacts of the Medi-Cal charge, severe weather, restructuring and integration related costs associated with actions we have taken to adjust our cost structure, costs incurred in connection with the succession of our CEO, and transaction costs related to the Athena and Celera acquisitions, served to decrease operating income as a percent of net revenues by 4.4%. For the year ended December 31, 2010, the impacts of severe weather, restructuring and integration related costs, and the settlement of employment litigation served to decrease operating income as a percent of net revenues by 0.7%.

The remaining year-over-year decrease in operating income as a percentage of net revenues is primarily attributable to higher costs associated with employee compensation and benefits, and investments we have made in our sales and service capabilities. These decreases have been partially offset by actions we have taken to reduce our cost structure and an improvement in bad debt expense as a percentage of net revenues, compared to the prior year.

Interest Expense, net

	2011	2010	Change: Increase (Decrease)
	(dollars in millions)		
Interest expense, net	$170.6	$146.1	$24.5

Interest expense, net for the year ended December 31, 2011 increased from the prior year period primarily due to incremental debt of approximately $1.0 billion, used to partially fund $935 million of share repurchases and approximately $1.1 billion paid for acquisitions. In addition, for the year ended December 31, 2011, interest expense, net included $3.1 million of financing commitment fees related to the acquisition of Celera which were expensed. See Note 11 to the Consolidated Financial Statements for further details regarding our senior notes offering.

Other Income (Expense), net

Other income (expense), net represents miscellaneous income and expense items related to non-operating activities, such as gains and losses associated with investments and other non-operating assets. For the years ended December 31, 2011 and 2010, other income (expense), net consisted of the following:

	2011	2010	Change: Increase (Decrease)
	(dollars in millions)		
Investment gains associated with investments in our supplemental deferred compensation plans	$ 0.3	$ 5.7	$(5.4)
Gain on an investment	3.2	—	3.2
Other expense items, net	(0.7)	(0.4)	(0.3)
Total other income (expense), net	$ 2.8	$ 5.3	$(2.5)

Income Tax Expense

	2011	2010	Change: Increase (Decrease)
	(dollars in millions)		
Income tax expense	$349.0	$425.5	$(76.5)
Effective income tax rate	40.8%	35.9%	4.9%

The increase in the effective income tax rate for the year ended December 31, 2011 is primarily due to the Medi-Cal charge recorded in the first quarter of 2011 associated with the California Lawsuit (see Note 16 to the Consolidated Financial Statements), a portion for which a tax benefit has not been recorded.

Income tax expense for the year ended December 31, 2011 included discrete income tax benefits of $18.2 million, primarily associated with certain state tax planning initiatives and the favorable resolution of certain tax contingencies. For the year ended December 31, 2010, income tax expense included discrete income tax benefits of $22.1 million, primarily associated with the favorable resolution of certain tax contingencies.

Discontinued Operations

Loss from discontinued operations, net of taxes, for the year ended December 31, 2011 was $1.6 million, or $0.01 per diluted share. For the year ended December 31, 2010, loss from discontinued operations was $1.8 million, or $0.01 per diluted share. See Note 17 to the Consolidated Financial Statements for further details.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Continuing Operations

	2010	2009	% Change: Increase (Decrease)
	(dollars in millions, except per share data)		
Net revenues	$7,368.9	$7,455.2	(1.2)%
Income from continuing operations	722.7	730.3	(1.0)%
Earnings per diluted share	$ 4.06	$ 3.88	4.6%

Results for the year ended December 31, 2010 reflect lower revenues, compared to the prior year, which served to reduce income from continuing operations below the prior year level. Actions we took to adjust our cost structure, reduced costs for performance-based compensation, improved experience associated with professional liability claims and continued progress in reducing bad debt expense served to partially mitigate the impact to earnings from lower revenues. Lower outstanding share counts, resulting from share repurchases, contributed $0.23 to the earnings per share improvement.

Results for the year ended December 31, 2010 included $27 million of pre-tax charges, or $0.09 per diluted share, principally associated with workforce reductions in the first and fourth quarters. Results for the year ended December 31, 2010 also included a $9.6 million fourth quarter pre-tax charge, or $0.03 per diluted share, associated with the settlement of employment litigation and discrete income tax benefits of $0.12 per diluted share, primarily associated with the favorable resolution of certain tax contingencies. In addition, we estimate that the impact of severe weather in the first quarter of 2010 adversely affected the full year comparison of operating income to the prior year by $14.3 million, or $0.05 per diluted share.

Results for the year ended December 31, 2009 included pre-tax charges of $20.4 million, or $0.07 per diluted share, associated with the early extinguishment of debt and $7.0 million, or $0.02 per diluted share, associated with the write-down of an investment. These charges were offset by a $15.5 million gain, or $0.05 per diluted share, associated with an insurance settlement for storm-related losses and a benefit of $0.04 per diluted share resulting from certain discrete tax benefits.

Net Revenues

The decrease in net revenues from the prior year was principally related to lower revenues from our clinical testing business. For the year ended December 31, 2010, revenues from our clinical testing business, which accounts for over 90% of our net revenues, were 1.3% below the prior year level.

Clinical testing volume, measured by the number of requisitions, decreased 1.0% in 2010. We believe that clinical testing volume was adversely affected by a general slowdown in physician office visits compared to the prior year, and severe weather in the first quarter of 2010. Published survey data estimates that physician office visits declined approximately 5% in 2010 compared to 2009.

Revenue per requisition decreased 0.2% for the year ended December 31, 2010. Revenue per requisition benefitted from an increased mix of gene-based and esoteric testing and an increase in the number of tests ordered per requisition. Offsetting these benefits were a 1.9% Medicare fee schedule decrease, which went into effect on January 1, 2010 and served to reduce revenue per requisition by 0.4%; business and payer mix changes, including an increase in lower priced drugs-of-abuse testing and a decrease in higher priced anatomic pathology testing; and pricing changes in connection with several large contract extensions entered into in 2009 and in the first half of 2010.

Our businesses other than clinical laboratory testing accounted for approximately 9% of our net revenues in 2010 and 2009. These businesses contain most of our international operations and include our risk assessment services, clinical trials testing, healthcare information technology, and diagnostic products businesses. For the year ended December 31, 2010, aggregate revenues for these businesses approximated the prior year level.

Operating Costs and Expenses

	2010		2009		Change: Increase (Decrease)	
	$	**% Net Revenues**	**$**	**% Net Revenues**	**$**	**% Net Revenues**
			(dollars in millions)			
Cost of services	$4,317.2	58.6%	$4,321.5	58.0%	$ (4.3)	0.6%
Selling, general and administrative expenses (SG&A)	1,707.7	23.2%	1,747.6	23.4%	(39.9)	(0.2)%
Amortization of intangible assets	39.2	0.5%	37.0	0.5%	2.2	—
Other operating expense (income), net	9.3	0.1%	(10.0)	(0.1)%	19.3	0.2%
Total operating costs and expenses	$6,073.4	82.4%	$6,096.1	81.8%	$(22.7)	0.6%
Bad debt expense (included in SG&A)	$ 291.7	4.0%	$ 321.0	4.3%	$(29.3)	(0.3)%

Total Operating Costs and Expenses

Lower revenues in our clinical testing business, including the impact of severe weather in the first quarter of 2010, and charges associated with actions we took to adjust our cost structure, partially offset by reduced costs for performance-based compensation, improved experience associated with professional liability claims and continued progress in reducing bad debt expense, served to increase total operating costs as a percentage of net revenues for the year ended December 31, 2010. During the year ended December 31, 2010, we recorded $27 million of pre-tax charges, principally associated with workforce reductions, of which $6.4 million was recorded in cost of services and $20.6 million was recorded in selling, general and administrative expenses. Operating costs for the year ended December 31, 2010 also included a $9.6 million fourth quarter charge associated with the settlement of employment litigation.

Operating costs for the year ended December 31, 2009 included a $15.5 million gain related to an insurance settlement for storm related losses, which served to decrease total operating costs as a percentage of net revenues for the year ended December 31, 2009.

Also, year-over-year comparisons for the year ended December 31, 2010 were favorably impacted by $2.7 million associated with gains and losses on investments in our supplemental deferred compensation plans. Results for the years ended December 31, 2010 and 2009 included increases in operating costs of $5.7 million and $8.4 million, respectively, representing increases in the deferred compensation obligation to reflect investment gains earned by employees participating in our deferred compensation plans.

Cost of Services

For the year ended December 31, 2010, cost of services increased, as a percentage of revenue, primarily as a result of lower revenues in our clinical testing business, including the impact of severe weather in the first quarter of 2010, and charges associated with workforce reductions in response to lower testing volume, partially offset by actions taken to reduce our cost structure, reduced performance-based compensation and improved experience associated with professional liability claims.

Selling, General and Administrative Expenses

For the year ended December 31, 2010, selling, general and administrative expenses decreased as a percentage of revenue from the prior year primarily as a result of reduced bad debt expense. In addition, activities in 2010 to adjust our cost structure in response to lower testing volume and reduced performance-based compensation, partially offset by charges principally associated with workforce reductions, reduced selling, general and administrative expenses as a percentage of revenues. Continued progress in our billing and collection processes resulted in improvements in bad debt and the cost of our billing operation.

Other Operating Expense (Income), net

Other operating expense (income), net represents miscellaneous income and expense items related to operating activities and for the years ended December 31, 2010 and 2009, consisted of the following:

	2010	2009	Change: Increase (Decrease)
	(dollars in millions)		
Insurance settlement for storm-related losses	$ —	$(15.5)	$15.5
Settlement of employment litigation	9.6	—	9.6
Foreign currency transaction losses, net	1.9	2.1	(0.2)
Other operating (income) expense items, net	(2.2)	3.4	(5.6)
Total other operating expense (income), net	$ 9.3	$(10.0)	$19.3

Operating Income

	2010		2009		Change: Increase (Decrease)	
	$	% Net Revenues	$	% Net Revenues	$	% Net Revenues
	(dollars in millions)					
Operating income	$1,295.5	17.6%	$1,359.1	18.2%	$(63.6)	(0.6)%

Operating income for the year ended December 31, 2010 decreased as a percentage of net revenues from the prior year, primarily as a result of the impact of lower revenues in our clinical testing business, including the estimated impact of severe weather in the first quarter of 2010, charges associated with workforce reductions and employment litigation, partially offset by actions taken to adjust our cost structure, reduced cost of performance-based compensation, improved experience associated with professional liability claims and lower bad debt expense. The estimated impact of severe weather in the first quarter of 2010, combined with charges associated with actions we took to adjust our cost structure, and the settlement of employment litigation, adversely impacted the year-over-year change in operating income as a percentage of net revenues by 0.7% compared to the prior year. In addition, the year-over-year change in operating income as a percentage of net revenues was also adversely impacted by 0.2% associated with a $15.5 million gain recorded in 2009 related to an insurance settlement for storm-related losses.

Interest Expense, net

	2010	2009	Change: Increase (Decrease)
	(dollars in millions)		
Interest expense, net	$146.1	$144.1	$2.0

Interest expense, net for the year ended December 31, 2010 increased from the prior year primarily due to higher average outstanding debt in 2010 compared to the prior year.

Other Income (Expense), net

Other income (expense), net represents miscellaneous income and expense items related to non-operating activities, such as gains and losses associated with investments and other non-operating assets, and losses on the early extinguishment of debt. For the years ended December 31, 2010 and 2009, other income (expense), net consisted of the following:

	2010	2009	Change: Increase (Decrease)
	(dollars in millions)		
Investment gains associated with investments in our supplemental deferred compensation plans	$ 5.7	$ 8.4	$ (2.7)
Write-down of an investment	—	(7.0)	7.0
Loss on early extinguishment of debt	—	(20.4)	20.4
Other expense items, net	(0.4)	(1.3)	0.9
Total other income (expense), net	$ 5.3	$(20.3)	$25.6

Income Tax Expense

	2010	2009	Change: Increase (Decrease)
	(dollars in millions)		
Income tax expense	$425.5	$460.5	$(35.0)
Effective income tax rate	35.9%	37.5%	(1.6)%

The decrease in income tax expense for the year ended December 31, 2010 compared to the prior year was primarily due to a reduction in income from continuing operations before income taxes of $43.6 million and a decrease in the effective income tax rate. The effective income tax rate for the year ended December 31, 2010 decreased compared to the prior year primarily due to the favorable resolution of certain tax contingencies. Results for the year ended December 31, 2010 included $22.1 million of income tax benefits, primarily associated with the favorable resolution of certain tax contingencies. Results for the year ended December 31, 2009 included $7.0 million of income tax benefits, primarily associated with certain discrete tax benefits.

Discontinued Operations

Loss from discontinued operations, net of taxes, for the year ended December 31, 2010 was $1.8 million, or $0.01 per diluted share, compared to $1.2 million, or $0.01 per diluted share, in 2009. On April 15, 2009, the Company entered into a final settlement agreement with the federal government regarding NID and paid $308 million, which had been previously reserved in connection with the final settlement. See Note 17 to the Consolidated Financial Statements for further details.

Quantitative and Qualitative Disclosures About Market Risk

We address our exposure to market risks, principally the market risk of changes in interest rates, through a controlled program of risk management that includes the use of derivative financial instruments. We do not hold or issue derivative financial instruments for speculative purposes. We believe that our exposures to foreign exchange impacts and changes in commodities prices are not material to our consolidated financial condition or results of operations. See Note 12 to the Consolidated Financial Statements for additional discussion of our financial instruments and hedging activities.

At December 31, 2011 and 2010, the fair value of our debt was estimated at approximately $4.4 billion and $3.1 billion, respectively, using quoted market prices and yields for the same or similar types of borrowings, taking into account the underlying terms of the debt instruments. At December 31, 2011 and 2010, the estimated fair value exceeded the carrying value of the debt by $387 million and $80 million, respectively. A hypothetical 10% increase in interest rates (representing 41 basis points and 45 basis points at December 31, 2011 and 2010, respectively) would potentially reduce the estimated fair value of our debt by approximately $112 million and $89 million at December 31, 2011 and 2010, respectively.

Borrowings under our floating rate senior notes due 2014, our term loan due May 2012, our senior unsecured revolving credit facility and our secured receivables credit facility are subject to variable interest rates. Interest on our secured receivables credit facility is based on rates that are intended to approximate commercial paper rates for highly-rated issuers. Interest on our term loan due May 2012 and our senior unsecured revolving credit facility are subject to a pricing schedule that can fluctuate based on changes in our credit ratings. As such, our borrowing cost under these credit arrangements will be subject to both fluctuations in interest rates and changes in our credit ratings. At December 31, 2011, the borrowing rates under these debt instruments were: for our floating rate senior notes due 2014, LIBOR plus 0.85%; for our term loan due May 2012, LIBOR plus 0.40%; for our senior unsecured revolving credit facility, LIBOR plus 1.125%; and for our secured receivables credit facility, 1.0%. At December 31, 2011, the weighted average LIBOR was 0.4%. As of December 31, 2011, $200 million, $560 million, and $85 million were outstanding under our floating rate senior notes due 2014, our term loan due May 2012, and our $525 million secured receivables credit facility, respectively. There were no borrowings outstanding under our $750 million senior unsecured revolving credit facility as of December 31, 2011.

We seek to mitigate the variability in cash outflows that result from changes in interest rates by maintaining a balanced mix of fixed-rate and variable-rate debt obligations. In order to achieve this objective, we have entered into interest rate swaps. Interest rate swaps involve the periodic exchange of payments without the exchange of underlying principal or notional amounts. Net settlements are recognized as an adjustment to interest expense.

In March 2011, we entered into various fixed-to-variable interest rate swap agreements which have a notional amount totaling $200 million and a variable interest rate based on six-month LIBOR plus 0.54%. These derivative financial instruments are accounted for as fair value hedges of a portion of our senior notes due 2016. In addition, in previous years we entered into various fixed-to-variable interest rate swap agreements with a notional amount of $350 million and a variable interest rate based on one-month LIBOR plus 1.33% that were accounted for as fair value hedges of a portion of our senior notes due 2020. Based on our net exposure to interest rate changes, a hypothetical 10% change in interest rates on our variable rate indebtedness (representing 4 basis points) would impact annual interest expense by approximately $0.6 million, assuming no changes to the debt outstanding at December 31, 2011.

The fair value of the fixed-to-variable interest rate swap agreements related to our senior notes due 2016 and our senior notes due 2020 was an asset of $56.5 million at December 31, 2011. A hypothetical 10% change in interest rates (representing 15 basis points) would potentially change the fair value of the asset by approximately $5 million.

For details regarding our outstanding debt and our financial instruments, see Notes 11 and 12 to the Consolidated Financial Statements.

Risk Associated with Investment Portfolio

Our investment portfolio includes equity investments in publicly held companies that are classified as available-for-sale securities and other strategic equity holdings in privately held companies. These securities are exposed to price fluctuations and are generally concentrated in the life sciences industry. The carrying values of our available-for-sale equity securities and privately held securities were $12.2 million at December 31, 2011.

We regularly evaluate the fair value measurements of our equity investments to determine if losses in value are other than temporary and if an impairment loss has been incurred. The evaluation considers if the security has the ability to recover and, if so, the estimated recovery period. Other factors that are considered in this evaluation include the amount of the other-than-temporary decline and its duration, the issuer's financial condition and short-term prospects, and whether the market decline was caused by overall economic conditions or conditions specific to the individual security.

We do not hedge our equity price risk. The impact of an adverse movement in equity prices on our holdings in privately held companies cannot be easily quantified, as our ability to realize returns on investments depends on, among other things, the enterprises' ability to raise additional capital or derive cash inflows from continuing operations or through liquidity events such as initial public offerings, mergers or private sales.

Liquidity and Capital Resources

Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2011 totaled $165 million, compared to $449 million at December 31, 2010. Cash and cash equivalents consist of cash and highly liquid short-term investments. For the year ended December 31, 2011, cash flows from operating activities of $895 million, together with cash on hand and cash flows from financing activities of $64 million, were used to fund investing activities of $1.2 billion. Cash and cash equivalents at December 31, 2010 totaled $449 million compared to $534 million at December 31, 2009. For the year ended December 31, 2010, cash flows from operating activities of $1.1 billion, together with cash on-hand, were used to fund investing and financing activities of $217 million and $986 million, respectively.

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2011 was $895 million compared to $1.1 billion in the prior year period. For the year ended December 31, 2011, cash flows from operating activities included payments associated with the settlement of the California Lawsuit (see Note 16 to the Consolidated Financial Statements), restructuring and integration costs, and transaction costs associated with the acquisitions of Athena and Celera (see Note 4 to the Consolidated Financial Statements) totaling $320 million, or $202 million net of an associated reduction in estimated tax payments. After giving consideration to these net payments, underlying cash flows from operating activities for the year ended December 31, 2011 approximated the prior year level. Days sales outstanding, a measure of billing and collection efficiency, were 45 days at December 31, 2011, compared to 44 days at December 31, 2010.

Net cash provided by operating activities for 2010 was $1.1 billion compared to $1.0 billion in 2009. For the year ended December 31, 2009, cash flows from operating activities included payments totaling $314 million in connection with the NID settlement (see Note 17 to the Consolidated Financial Statements), or $208 million net of an associated reduction in estimated tax payments. After giving consideration to the net settlement payments, underlying cash flows from operating activities for the year ended December 31, 2010 decreased in comparison to the prior year level. This decrease was primarily driven by the timing of payments for variable compensation and accrued expenses.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was $1.2 billion, consisting principally of $740 million related to the acquisition of Athena and $556 million, net of cash acquired related to the acquisition of Celera, or $343 million, net of cash and $213 million of short-term marketable securities acquired. Proceeds from the sale of the short-term marketable securities, acquired as part of the Celera acquisition, were used to repay borrowings outstanding under our secured receivables credit facility and our senior unsecured revolving credit facility in the second quarter of 2011. In addition, cash flows from investing activities for the year ended December 31, 2011 included capital expenditures of $162 million.

Net cash used in investing activities in 2010 was $217 million, consisting principally of capital expenditures of $205 million.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $64 million, consisting primarily of net increases in debt of $1.0 billion, and proceeds from the exercise of stock options and related tax benefits totaling $141 million, partially offset by purchases of treasury stock of $935 million, dividend payments of $65 million, distributions to noncontrolling interests of $36 million and $13 million of payments primarily related to debt issuance costs incurred in connection with our senior notes offering in the first quarter of 2011 and our senior unsecured revolving credit facility in the third quarter of 2011. The net increase in debt consists of $2.7 billion of borrowings and $1.7 billion of repayments.

In February 2011, borrowings of $500 million under our secured receivables credit facility and $75 million under our senior unsecured credit facility, together with $260 million of cash on hand, were used to fund purchases of treasury stock totaling $835 million. In addition, we completed a $1.25 billion senior notes offering in March 2011 (the "2011 Senior Notes"). We used $485 million of the $1.24 billion in net proceeds from the 2011 Senior Notes offering, together with $90 million of cash on hand, to fund the repayment of $500 million outstanding under our secured receivables credit facility, and the repayment of $75 million outstanding under our senior unsecured revolving credit facility. The remaining portion of the net proceeds from the 2011 Senior Notes offering were used to fund our acquisition of Athena in April 2011 (see Note 4 and Note 11 to the Consolidated Financial Statements for further details).

During the second quarter of 2011, $585 million and $30 million of borrowings under our secured receivables credit facility and our senior unsecured revolving credit facility, respectively, together with cash on hand, were used to fund the acquisition of Celera in May 2011 (see Note 4 to the Consolidated Financial Statements for further details). During the second quarter of 2011, proceeds from the sale of short-term marketable securities acquired as part of the Celera acquisition totaling $214 million, together with cash on hand, were used to fund $500 million and $30 million of debt repayments under our secured receivables credit facility and our senior unsecured revolving credit facility, respectively.

During the third quarter of 2011, $225 million of borrowings under our secured receivables credit facility were used primarily to fund $159 million of debt repayments under our senior notes due July 2011 and purchases of treasury stock totaling $50 million. Later in the quarter, we repaid $225 million of borrowings outstanding under our secured receivables credit facility with cash on hand.

During the fourth quarter of 2011, $31 million of borrowings under our secured receivables credit facility, together with cash on hand, were used primarily to fund $182 million of debt repayments under our term loan due May 2012 and purchases of treasury stock totaling $50 million. Later in the quarter, we repaid $31 million of borrowings outstanding under our secured receivables credit facility with cash on hand.

In September 2011, we entered into a $750 million senior unsecured revolving credit facility which replaced our prior $750 million senior unsecured revolving credit facility that was scheduled to mature in May 2012. See Note 11 to the Consolidated Financial Statements for further details.

In December 2011, we extended our existing receivables securitization facility. The secured receivables credit facility continues to be supported by back-up facilities provided on a committed basis by two banks: (a) $275 million, which matures on December 7, 2012 and (b) $250 million, which also matures on December 7, 2012. Interest on the secured receivables credit facility is based on rates that are intended to approximate commercial paper rates for highly-rated issuers. There were $85 million of borrowings outstanding under this facility at December 31, 2011.

Net cash used in financing activities in 2010 was $986 million, consisting primarily of debt repayments of $169 million, purchases of treasury stock totaling $750 million, dividend payments of $71 million and distributions to noncontrolling interests of $37 million, partially offset by $49 million in proceeds from the exercise of stock options, including related tax benefits.

Dividends

Through the third quarter of 2011 and during each of the quarters of 2010, our Board of Directors declared a quarterly cash dividend of $0.10 per common share. In October 2011, our Board of Directors declared an increase in our quarterly cash dividend from $0.10 per common share to $0.17 per common share, which was paid on January 24, 2012, to shareholders of record on January 9, 2012. We expect to fund future dividend payments with cash flows from operations, and do not expect the dividend to have a material impact on our ability to finance future growth.

Share Repurchases

In January 2012, our Board of Directors authorized $1.0 billion of additional share repurchases of our common stock, increasing our total available authorization at that time to $1.1 billion. The share repurchase authorization has no set expiration or termination date.

For the year ended December 31, 2011, we repurchased 17.3 million shares of our common stock at an average price of $54.05 per share for a total of $935 million, including 15.4 million shares purchased in the first quarter from SB Holdings Capital Inc., a wholly-owned subsidiary of GlaxoSmithKline plc., at an average price of $54.30 per share for a total of $835 million. At December 31, 2011, $65 million remained available under the share repurchase authorization.

For the year ended December 31, 2010, we repurchased 14.7 million shares of our common stock at an average price of $51.04 per share for $750 million, including 4.5 million shares purchased in the first quarter at an average price of $56.21 per share for $251 million under an accelerated share repurchase transaction with a bank.

Contractual Obligations and Commitments

The following table summarizes certain of our contractual obligations as of December 31, 2011:

	Payments due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**After 5 years**
Outstanding debt	$3,945,000	$ 645,000	$200,000	$ 800,000	$2,300,000
Capital lease obligations	47,187	9,395	17,324	7,616	12,852
Interest payments on outstanding debt	2,157,040	157,861	308,369	273,739	1,417,071
Operating leases	638,507	174,496	228,593	118,851	116,567
Purchase obligations	69,758	31,178	31,932	4,420	2,228
Merger consideration obligation	1,045	1,045	—	—	—
Total contractual obligations	$6,858,537	$1,018,975	$786,218	$1,204,626	$3,848,718

Interest payments on our long-term debt have been calculated after giving effect to our interest rate swap agreements, using the interest rates as of December 31, 2011 applied to the December 31, 2011 balances, which are assumed to remain outstanding through their maturity dates.

A full description of the terms of our indebtedness and related debt service requirements and our future payments under certain of our contractual obligations is contained in Note 11 to the Consolidated Financial Statements. A full discussion and analysis regarding our minimum rental commitments under noncancelable operating leases and noncancelable commitments to purchase product or services at December 31, 2011 is contained in Note 16 to the Consolidated Financial Statements. See Note 4 to the Consolidated Financial Statements for a discussion with respect to the remaining merger consideration related to shares of Celera which had not been surrendered as of December 31, 2011.

As of December 31, 2011, our total liabilities associated with unrecognized tax benefits were approximately $195 million, which were excluded from the table above. We believe it is reasonably possible that these liabilities may decrease by up to $17 million within the next twelve months, primarily as a result of the expiration of statutes of limitations, settlements and/or the conclusion of tax examinations on certain tax positions. For the remainder, we cannot make reasonably reliable estimates of the timing of the future payments of these liabilities. See Note 6 to the Consolidated Financial Statements for information regarding our contingent tax liability reserves.

Our credit agreements and our term loan due May 2012 contain various covenants and conditions, including the maintenance of certain financial ratios, that could impact our ability to, among other things, incur additional indebtedness. As of December 31, 2011, we were in compliance with the various financial covenants included in our credit agreements and we do not expect these covenants to adversely impact our ability to execute our growth strategy or conduct normal business operations.

Unconsolidated Joint Ventures

We have investments in unconsolidated joint ventures in Phoenix, Arizona; Indianapolis, Indiana; and Dayton, Ohio, which are accounted for under the equity method of accounting. We believe that our transactions with our joint ventures are conducted at arm's length, reflecting current market conditions and pricing. Total net revenues of our unconsolidated joint ventures equal less than 6% of our consolidated net revenues. Total assets associated with our unconsolidated joint ventures are less than 2% of our consolidated total assets. We have no material unconditional obligations or guarantees to, or in support of, our unconsolidated joint ventures and their operations.

Requirements and Capital Resources

We estimate that we will invest between $225 million to $250 million during 2012 for capital expenditures, including assets under capitalized leases, to support and expand our existing operations, principally related to investments in information technology, equipment, and facility upgrades. We expect to fund the repayment of our short-term borrowings and the current portion of our long-term debt using cash on hand and existing credit facilities.

As of December 31, 2011, $1.2 billion of borrowing capacity was available under our existing credit facilities, consisting of $440 million available under our secured receivables credit facility and $750 million available under our senior unsecured revolving credit facility.

We believe the banks participating in our various credit facilities are predominantly highly-rated banks, and that the borrowing capacity under the credit facilities described above is currently available to us. Should one or several banks no longer participate in either of our credit facilities, we would not expect it to impact our ability to fund operations. We expect that we will be able to replace our existing secured receivable credit facility with alternative arrangements prior to its expiration.

We believe that cash and cash equivalents on-hand and cash from operations, together with our borrowing capacity under our credit facilities, will provide sufficient financial flexibility to meet seasonal working capital requirements, capital expenditures, debt service requirements and other obligations, cash dividends on common shares, share repurchases and additional growth opportunities for the foreseeable future. We believe that our credit profile should provide us with access to additional financing, if necessary, to fund growth opportunities that cannot be funded from existing sources.

Outlook

As discussed in the Overview, despite the continued consolidation among healthcare insurers, and their continued efforts to reduce reimbursement for providers of diagnostic testing, and the general economic conditions, we believe that the underlying fundamentals of the diagnostic testing industry will continue to improve and that over the long-term the industry will continue to grow. As the world's leading provider of diagnostic testing, information and services, we believe we are well positioned to benefit from the growth expected in our industry.

We believe our efforts to reduce operating costs, focus on delivering a superior patient experience and Six Sigma quality, as well as the investments we are making in sales, service, science and information technology will further differentiate us over the long-term and strengthen our industry leadership position.

Our strong cash generation, existing credit facilities and access to additional financing position us well to take advantage of growth opportunities.

Inflation

We believe that inflation generally does not have a material adverse effect on our results of operations or financial condition because the majority of our contracts are short term.

Impact of New Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting standards related to fair value measurements. In June 2011, the FASB issued an amendment to the accounting standards related to the presentation of comprehensive income. In September 2011, the FASB issued an amendment to the accounting standards related to the testing of goodwill for impairment. The impact of these accounting standards is discussed in Note 2 to the Consolidated Financial Statements.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on criteria for effective internal control over financial reporting described in *"Internal Control – Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this annual report, audited the Company's internal control over financial reporting as of December 31, 2011 and issued their audit report on the Company's internal control over financial reporting included therein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Quest Diagnostics Incorporated

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Quest Diagnostics Incorporated and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 16, 2012

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(in thousands, except per share data)

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 164,886	$ 449,301
Accounts receivable, net of allowance for doubtful accounts of $237,339 and $228,917 at December 31, 2011 and 2010, respectively	906,455	845,299
Inventories	89,132	76,572
Deferred income taxes	153,328	142,470
Prepaid expenses and other current assets	87,459	91,775
Total current assets	1,401,260	1,605,417
Property, plant and equipment, net	799,771	834,376
Goodwill	5,795,765	5,101,938
Intangible assets, net	1,035,612	796,405
Other assets	280,971	189,494
Total assets	$ 9,313,379	$ 8,527,630
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 906,764	$ 865,272
Short-term borrowings and current portion of long-term debt	654,395	348,996
Total current liabilities	1,561,159	1,214,268
Long-term debt	3,370,522	2,641,160
Other liabilities	666,699	618,077
Commitments and contingencies		
Stockholders' equity:		
Quest Diagnostics stockholders' equity:		
Common stock, par value $0.01 per share; 600,000 shares authorized at both December 31, 2011 and 2010; 214,607 shares and 214,173 shares issued at December 31, 2011 and 2010, respectively	2,146	2,142
Additional paid-in capital	2,347,518	2,311,421
Retained earnings	4,263,599	3,867,420
Accumulated other comprehensive (loss) income	(8,067)	10,626
Treasury stock, at cost; 57,187 shares and 43,456 shares at December 31, 2011 and 2010, respectively	(2,912,324)	(2,158,129)
Total Quest Diagnostics stockholders' equity	3,692,872	4,033,480
Noncontrolling interests	22,127	20,645
Total stockholders' equity	3,714,999	4,054,125
Total liabilities and stockholders' equity	$ 9,313,379	$ 8,527,630

The accompanying notes are an integral part of these statements.

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(in thousands, except per share data)

	2011	2010	2009
Net revenues	$7,510,490	$7,368,925	$7,455,243
Operating costs and expenses:			
Cost of services	4,395,333	4,317,247	4,321,475
Selling, general and administrative	1,814,315	1,707,673	1,747,618
Amortization of intangible assets	67,032	39,221	37,062
Other operating expense (income), net	238,762	9,249	(10,023)
Total operating costs and expenses	6,515,442	6,073,390	6,096,132
Operating income	995,048	1,295,535	1,359,111
Other income (expense):			
Interest expense, net	(170,583)	(146,088)	(144,068)
Equity earnings in unconsolidated joint ventures	28,954	29,557	33,207
Other income (expense), net	2,813	5,331	(20,318)
Total non-operating expenses, net	(138,816)	(111,200)	(131,179)
Income from continuing operations before taxes	856,232	1,184,335	1,227,932
Income tax expense	349,000	425,531	460,474
Income from continuing operations	507,232	758,804	767,458
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)
Net income	505,650	757,017	766,222
Less: Net income attributable to noncontrolling interests	35,083	36,123	37,111
Net income attributable to Quest Diagnostics	$ 470,567	$ 720,894	$ 729,111
Amounts attributable to Quest Diagnostics' stockholders:			
Income from continuing operations	$ 472,149	$ 722,681	$ 730,347
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)
Net income	$ 470,567	$ 720,894	$ 729,111
Earnings per share attributable to Quest Diagnostics' common stockholders – basic:			
Income from continuing operations	$ 2.96	$ 4.09	$ 3.92
Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Net income	$ 2.95	$ 4.08	$ 3.91
Earnings per share attributable to Quest Diagnostics' common stockholders – diluted:			
Income from continuing operations	$ 2.93	$ 4.06	$ 3.88
Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Net income	$ 2.92	$ 4.05	$ 3.87
Dividends per common share	$ 0.47	$ 0.40	$ 0.40

The accompanying notes are an integral part of these statements.

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(in thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 505,650	$ 757,017	$ 766,222
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	281,102	253,964	256,687
Provision for doubtful accounts	279,592	291,737	320,974
Deferred income tax provision (benefit)	28,624	(18,878)	83,120
Stock-based compensation expense	71,906	53,927	75,059
Excess tax benefits from stock-based compensation arrangements	(4,466)	(884)	(5,540)
Provision for special charge	236,000	—	—
Other, net	8,627	22,967	29,699
Changes in operating assets and liabilities:			
Accounts receivable	(306,652)	(309,932)	(314,102)
Accounts payable and accrued expenses	(17,636)	18,235	56,533
Settlement of special charge	(241,000)	—	(314,386)
Income taxes payable	39,062	33,732	21,190
Other assets and liabilities, net	14,665	16,162	21,962
Net cash provided by operating activities	895,474	1,118,047	997,418
Cash flows from investing activities:			
Business acquisitions, net of cash acquired	(1,298,624)	—	(18,295)
Sale of securities acquired in business acquisition	213,541	—	—
Capital expenditures	(161,556)	(205,400)	(166,928)
Decrease (increase) in investments and other assets	3,204	(11,110)	(10,681)
Net cash used in investing activities	(1,243,435)	(216,510)	(195,904)
Cash flows from financing activities:			
Proceeds from borrowings	2,689,406	—	1,245,525
Repayments of debt	(1,710,308)	(169,491)	(1,218,538)
Purchases of treasury stock	(934,994)	(750,000)	(499,991)
Exercise of stock options	136,818	48,535	87,120
Excess tax benefits from stock-based compensation arrangements	4,466	884	5,540
Dividends paid	(64,662)	(71,321)	(74,748)
Distributions to noncontrolling interests	(35,671)	(36,739)	(35,524)
Other financing activities	(21,509)	(8,360)	(30,588)
Net cash provided by (used in) financing activities	63,546	(986,492)	(521,204)
Net change in cash and cash equivalents	(284,415)	(84,955)	280,310
Cash and cash equivalents, beginning of year	449,301	534,256	253,946
Cash and cash equivalents, end of year	$ 164,886	$ 449,301	$ 534,256

The accompanying notes are an integral part of these statements.

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(in thousands)

		Quest Diagnostics Stockholders' Equity							
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Comprehensive Income	Non-controlling Interests	Total Stockholders' Equity
Balance, December 31, 2008	190,374	$2,141	$2,262,065	$2,561,679	$(68,068)	$(1,152,921)		$ 20,238	$3,625,134
Net income				729,111			$729,111	37,111	766,222
Currency translation					49,586		49,586		49,586
Reversal of market valuation, net of tax expense of $190					290		290		290
Net deferred loss on cash flow hedges					(2,553)		(2,553)		(2,553)
Other					(216)		(216)		(216)
Comprehensive income							$776,218		
Dividends declared				(74,151)					(74,151)
Distributions to noncontrolling interests								(35,524)	(35,524)
Issuance of common stock under benefit plans	711		1,868			17,913			19,781
Stock-based compensation expense			61,005			14,054			75,059
Exercise of stock options	2,376		(27,272)			114,392			87,120
Shares to cover employee payroll tax withholdings on stock issued under benefit plans	(135)		(2,144)			(3,995)			(6,139)
Tax benefits associated with stock-based compensation plans			6,846						6,846
Purchases of treasury stock	(10,033)					(499,991)			(499,991)
Balance, December 31, 2009	183,293	2,141	2,302,368	3,216,639	(20,961)	(1,510,548)		21,825	4,011,464
Net income				720,894			$720,894	36,123	757,017
Currency translation					27,271		27,271		27,271
Market valuation, net of tax expense of $1,975					3,090		3,090		3,090
Net deferred loss on cash flow hedges					724		724		724
Other					502		502	(564)	(62)
Comprehensive income							$752,481		
Dividends declared				(70,113)					(70,113)
Distributions to noncontrolling interests								(36,739)	(36,739)
Issuance of common stock under benefit plans	1,125	2	1,050			19,480			20,532
Stock-based compensation expense			24,454			29,473			53,927
Exercise of stock options	1,269		(14,545)			63,080			48,535
Shares to cover employee payroll tax withholdings on stock issued under benefit plans	(277)	(1)	(5,786)			(9,614)			(15,401)
Tax benefits associated with stock-based compensation plans			3,880						3,880
Purchases of treasury stock	(14,693)					(750,000)			(750,000)
Balance, December 31, 2010	170,717	2,142	2,311,421	3,867,420	10,626	(2,158,129)		20,645	4,054,125
Net income				470,567			$470,567	35,083	505,650
Currency translation					(12,920)		(12,920)		(12,920)
Market valuation, net of tax benefit of $1,724					(2,696)		(2,696)		(2,696)
Net deferred loss on cash flow hedges					(1,042)		(1,042)		(1,042)
Other					(2,035)		(2,035)		(2,035)
Comprehensive income							$451,874		
Dividends declared				(74,388)					(74,388)
Distributions to noncontrolling interests								(35,671)	(35,671)
Issuance of common stock under benefit plans	1,206	7	1,919			18,001			19,927
Stock-based compensation expense			68,388			3,518			71,906
Exercise of stock options	3,141		(22,462)			159,280			136,818
Shares to cover employee payroll tax withholdings on stock issued under benefit plans	(347)	(3)	(19,706)						(19,709)
Tax benefits associated with stock-based compensation plans			7,958						7,958
Purchases of treasury stock	(17,297)					(934,994)			(934,994)
Other								2,070	2,070
Balance, December 31, 2011	157,420	$2,146	$2,347,518	$4,263,599	$ (8,067)	$(2,912,324)		$ 22,127	$3,714,999

The accompanying notes are an integral part of these statements.

(dollars in thousands unless otherwise indicated)

1. DESCRIPTION OF BUSINESS

Quest Diagnostics Incorporated and its subsidiaries ("Quest Diagnostics" or the "Company") is the world's leading provider of diagnostic testing, information and services, providing insights that enable patients and physicians to make better healthcare decisions. Quest Diagnostics offers patients and physicians the broadest access to diagnostic laboratory services through the Company's nationwide network of laboratories and patient service centers. The Company provides interpretive consultation through the largest medical and scientific staff in the industry, with hundreds of M.D.s and Ph.D.s, primarily located in the United States. Quest Diagnostics is the leading provider of clinical testing, including gene-based and esoteric testing, and anatomic pathology services, and the leading provider of risk assessment services for the life insurance industry in North America. The Company is also a leading provider of testing for clinical trials and testing for drugs-of-abuse. The Company's diagnostics products business manufactures and markets diagnostic test kits and specialized point-of-care testing. Quest Diagnostics empowers healthcare organizations and clinicians with robust information technology solutions.

During 2011, Quest Diagnostics processed approximately 146 million test requisitions through its extensive network of laboratories in major metropolitan areas and elsewhere throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of all entities controlled by the Company through its direct or indirect ownership of a majority voting interest and the accounts of any variable interest entities where the Company is subject to a majority of the risk of loss from the variable interest entity's activities, or entitled to receive a majority of the entity's residual returns, or both. The Company assesses the requirements related to the consolidation of variable interest entities ("VIEs"), including a qualitative assessment of power and economics that considers which entity has the power to direct the activities that "most significantly impact" the VIE's economic performance and has the obligation to absorb losses of, or the right to receive benefits that could be potentially significant to, the VIE. The Company's relationships with variable interest entities were not material at both December 31, 2011 and 2010. Investments in entities which the Company does not control, but in which it has a substantial ownership interest (generally between 20% and 49%) and can exercise significant influence, are accounted for using the equity method of accounting. At both December 31, 2011 and 2010, the Company's investments in affiliates accounted for under the equity method of accounting totaled $45 million. The Company's share of equity earnings from investments in affiliates, accounted for under the equity method, totaled $29 million, $30 million and $33 million, respectively, for 2011, 2010 and 2009. All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation

During the third quarter of 2006, the Company completed its wind-down of NID, a test kit manufacturing subsidiary, and classified the operations of NID as discontinued operations. The accompanying consolidated statements of operations and related disclosures have been prepared to report the results of NID as discontinued operations for all periods presented. See Note 17 for a further discussion of discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company primarily recognizes revenue for services rendered upon completion of the testing process. Billings for services reimbursed by third-party payers, including Medicare and Medicaid, are recorded as revenues net of allowances for differences between amounts billed and the estimated receipts from such payers.

(dollars in thousands unless otherwise indicated)

Adjustments to the allowances, based on actual receipts from the third-party payers, are recorded upon settlement. Approximately 18% of the Company's consolidated net revenues were generated by billings to the Medicare and Medicaid programs in each of the years ended December 31, 2011, 2010 and 2009. Under capitated arrangements with healthcare insurers, the Company recognizes revenue based on a predetermined monthly reimbursement rate for each member of an insurer's health plan regardless of the number or cost of services provided by the Company. In 2011, 2010 and 2009, approximately 3%, 4%, and 4%, respectively, of the Company's consolidated net revenues were generated under capitated arrangements.

Revenues from the Company's risk assessment services, clinical trials testing and diagnostics products businesses are recognized when persuasive evidence of a final agreement exists; delivery has occurred or services have been rendered; the price of the product or service is fixed or determinable; and collectibility from the customer is reasonably assured. The Company's healthcare information technology business primarily uses the percentage-of-completion method of contract accounting and recognizes revenue as performance takes place over an extended period of time.

Taxes on Income

The Company uses the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted.

Earnings Per Share

The Company's unvested restricted common stock and unvested restricted stock units that contain non-forfeitable rights to dividends are participating securities and, therefore, are included in the earnings allocation in computing earnings per share using the two-class method. Basic earnings per common share is calculated by dividing net income, adjusted for earnings allocated to participating securities, by the weighted average number of common shares outstanding. Diluted earnings per common share is calculated by dividing net income, adjusted for earnings allocated to participating securities, by the weighted average number of common shares outstanding after giving effect to all potentially dilutive common shares outstanding during the period. Potentially dilutive common shares include the dilutive effect of outstanding stock options and performance share units granted under the Company's Amended and Restated Employee Long-Term Incentive Plan ("ELTIP") and its Amended and Restated Non-Employee Director Long-Term Incentive Plan ("DLTIP"). Earnings allocable to participating securities include the portion of dividends declared as well as the portion of undistributed earnings during the period allocable to participating securities.

Stock-Based Compensation

The Company records stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, the Company recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision. The terms of the Company's performance share unit grants allow the recipients of such awards to earn a variable number of shares based on the achievement of the performance goals specified in the awards. Stock-based compensation expense associated with performance share units is recognized based on management's best estimates of the achievement of the performance goals specified in such awards and the resulting number of shares that will be earned. The cumulative effect on current and prior periods of a change in the estimated number of performance share units expected to be earned is recognized as compensation cost in earnings in the period of the revision. The Company recognizes stock-based compensation expense related to the Company's Amended Employee Stock Purchase Plan ("ESPP") based on the 15% discount at purchase. See Note 14 for a further discussion of stock-based compensation.

Fair Value Measurements

The Company determines fair value measurements used in its consolidated financial statements based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs, as determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

Foreign Currency

The Company predominately uses the U.S. dollar as its functional currency. The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities denominated in non-U.S. dollars are translated into U.S. dollars at exchange rates as of the end of the reporting period. Income and expense items are translated at average exchange rates prevailing during the year. The translation adjustments are recorded as a component of accumulated other comprehensive (loss) income within stockholders' equity. Gains and losses from foreign currency transactions are included within other operating expense (income), net in the consolidated statements of operations. Transaction gains and losses have not been material. For a discussion of the Company's use of derivative financial instruments to manage its exposure for changes in foreign currency rates refer to the caption entitled "*Derivative Financial Instruments – Foreign Currency Risk*" below.

Cash and Cash Equivalents

Cash and cash equivalents include all highly-liquid investments with original maturities, at the time acquired by the Company, of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, short-term investments, accounts receivable and derivative financial instruments. The Company's policy is to place its cash, cash equivalents and short-term investments in highly-rated financial instruments and institutions. Concentration of credit risk with respect to accounts receivable is mitigated by the diversity of the Company's payers and their dispersion across many different geographic regions, and is limited to certain payers who are large buyers of the Company's services. To reduce risk, the Company routinely assesses the financial strength of these payers and, consequently, believes that its accounts receivable credit risk exposure, with respect to these payers, is limited. While the Company has receivables due from federal and state governmental agencies, the Company does not believe that such receivables represent a credit risk since the related healthcare programs are funded by federal and state governments, and payment is primarily dependent on submitting appropriate documentation. At both December 31, 2011 and 2010, receivables due from government payers under the Medicare and Medicaid programs represent approximately 16% of the Company's consolidated net accounts receivable. The portion of the Company's accounts receivable due from patients comprises the largest portion of credit risk. As of December 31, 2011 and 2010, receivables due from patients represent approximately 18% and 19%, respectively, of the Company's consolidated net accounts receivable. The Company applies assumptions and judgments including historical collection experience for assessing collectibility and determining allowances for doubtful accounts for accounts receivable from patients.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported at realizable value, net of allowances for doubtful accounts, which is estimated and recorded in the period the related revenue is recorded. The Company has a standardized approach to estimate and review the collectibility of its receivables based on a number of factors, including the period they have been outstanding. Historical collection and payer reimbursement experience is an integral part of the estimation process related to allowances for doubtful accounts. In addition, the Company regularly assesses the state of its billing operations in order to identify issues which may impact the collectibility of these receivables or reserve estimates. Revisions to the allowances for doubtful accounts estimates are recorded as an adjustment to bad debt expense within selling, general and administrative expenses. Receivables deemed to be uncollectible are charged against the allowance for doubtful accounts at the time such receivables are written-off. Recoveries of receivables previously written-off are recorded as credits to the allowance for doubtful accounts.

Inventories

Inventories, which consist principally of testing supplies and reagents, are valued at the lower of cost (first in, first out method) or market.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and expensed as incurred for preliminary project activities and post-implementation activities. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, payroll and payroll-related costs for employees who are directly associated with the internal-use software project, and interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Costs for maintenance and training are expensed as incurred. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the expected useful lives of the assets. Depreciation and amortization are provided on the straight-line method over expected useful asset lives as follows: buildings and improvements, ranging from ten to thirty years; laboratory equipment and furniture and fixtures, ranging from three to seven years; leasehold improvements, the lesser of the useful life of the improvement or the remaining life of the building or lease, as applicable; and computer software developed or obtained for internal use, ranging from three to seven years.

Goodwill

Goodwill represents the excess of the fair value of the acquiree (including the fair value of non-controlling interests) over the recognized bases of the net identifiable assets acquired and includes the future economic benefits from other assets that could not be individually identified and separately recognized. Goodwill is not amortized, but instead is periodically reviewed for impairment.

Intangible Assets

Intangible assets are recognized at fair value, as an asset apart from goodwill if the asset arises from contractual or other legal rights, or if it is separable. Intangible assets, principally representing the cost of customer related intangibles, non-competition agreements and technology acquired, are capitalized and amortized on the straight-line method over their expected useful life, which generally ranges from five to twenty years. Intangible assets with indefinite useful lives, consisting principally of acquired tradenames, are not amortized, but instead are periodically reviewed for impairment. In certain business acquisitions, the Company recognizes in-process research and development ("IPR&D") assets apart from other identifiable intangible assets and net tangible assets. IPR&D assets are initially recognized at fair value and classified as non-amortizable, indefinite-lived intangible assets until completion or abandonment of the research and development project. Upon completion of the project, the IPR&D asset becomes a finite-lived, amortizable asset and if the project is abandoned, the IPR&D asset is immediately expensed. IPR&D assets are also periodically reviewed for impairment.

Recoverability and Impairment of Goodwill

The Company reviews goodwill and certain intangible assets periodically for impairment and an impairment charge is recorded in the periods in which the recorded carrying value of goodwill and certain intangibles is more than its estimated fair value. The goodwill impairment test is performed annually, or more frequently, in the case of other events that indicate a potential impairment. The annual impairment test of goodwill was performed at the end of each of the Company's fiscal years and indicated that there was no impairment of goodwill as of December 31, 2011 or 2010.

The annual impairment test is a two-step process that begins with the estimation of the fair value of the reporting unit. The first step screens for potential impairment and the second step measures the amount of the impairment, if any. Management's estimate of fair value considers publicly available information regarding the market capitalization of the Company as well as (i) the financial projections and future prospects of the Company's business, including its growth opportunities and likely operational improvements, and (ii) comparable sales prices, if available. As part of the first step to assess potential impairment, management compares the estimate of fair value for the reporting unit to the book value of the reporting unit. If the book value is greater than the estimate of fair value, the Company would then proceed to the second step to measure the impairment, if any. The second step compares the implied fair value of goodwill with its carrying value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit's goodwill is greater than its implied fair value, an impairment loss will be recognized in the amount of the excess. Management believes its estimation methods are reasonable and reflective of common valuation practices.

On a quarterly basis, management performs a review of the Company's business to determine if events or changes in circumstances have occurred which could have a material adverse effect on the fair value of the Company and its goodwill. If such events or changes in circumstances were deemed to have occurred, the Company would perform an impairment test of goodwill as of the end of the quarter, consistent with the annual impairment test, and record any noted impairment loss.

Recoverability and Impairment of Intangible Assets and Other Long-Lived Assets

The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Evaluation of possible impairment is based on the Company's ability to recover the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pre-tax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value and carrying amount of the asset.

Investments

The Company accounts for investments in trading and available-for-sale equity securities, which are included in other assets in the consolidated balance sheets at fair value. Both realized and unrealized gains and losses for trading securities are recorded currently in earnings as a component of non-operating expenses within other income (expense), net in the consolidated statements of operations. Unrealized gains and losses, net of tax, for available-for-sale securities are recorded as a component of accumulated other comprehensive (loss) income within stockholders' equity. Recognized gains and losses for available-for-sale securities are recorded in other income (expense), net in the consolidated statements of operations. Gains and losses on securities sold are based on the average cost method.

The Company periodically reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. The primary factors considered in the determination are: the length of time

(dollars in thousands unless otherwise indicated)

that the fair value of the investment is below carrying value; the financial condition, operating performance and near term prospects of the investee; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the cost basis of the security is written down to fair value.

Investments at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Available-for-sale equity securities	$ 646	$ 5,066
Trading equity securities	46,926	38,740
Cash surrender value of life insurance policies	20,936	20,314
Other investments	11,579	12,570
Total	$80,087	$76,690

Investments in available-for-sale equity securities consist of equity securities in public corporations. Investments in trading equity securities represent participant-directed investments of deferred employee compensation and related Company matching contributions held in trusts pursuant to the Company's supplemental deferred compensation plans (see Note 14). The Company purchases life insurance policies, with the Company named as beneficiary of the policies, for the purpose of funding a non-qualified deferred compensation program. Changes in the cash surrender value of the life insurance policies are based upon earnings and changes in the value of the underlying investments. Other investments do not have readily determinable fair values and consist of investments in preferred and common shares of privately held companies and are accounted for under the cost method.

As of December 31, 2011 and 2010, the Company had gross unrealized gains from available-for-sale equity securities of approximately $0.6 million and $5.0 million, respectively. For the year ended December 31, 2011, other income (expense), net within the consolidated statements of operations, includes a $3.2 million pre-tax gain associated with the sale of an investment accounted for under the cost method. For the year ended December 31, 2009, other income (expense), net within the consolidated statements of operations, includes $7.8 million of charges principally associated with the write-down of an investment accounted for under the cost method. For the years ended December 31, 2011, 2010 and 2009, gains from trading equity securities totaled $0.1 million, $3.3 million and $6.0 million, respectively, and are included in other income (expense), net. For the years ended December 31, 2011, 2010 and 2009, gains from changes in the cash surrender value of life insurance policies totaled $0.2 million, $2.4 million and $2.4 million, respectively, and are included in other income (expense), net.

Derivative Financial Instruments

The Company uses derivative financial instruments to manage its exposure to market risks for changes in interest rates and foreign currencies. This strategy includes the use of interest rate swap agreements, forward starting interest rate swap agreements, treasury lock agreements and foreign currency forward contracts to manage its exposure to movements in interest and currency rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. These policies prohibit holding or issuing derivative financial instruments for speculative purposes. The Company does not enter into derivative financial instruments that contain credit-risk-related contingent features or requirements to post collateral.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its debt obligations. Interest income earned on cash and cash equivalents may fluctuate as interest rates change; however, due to their relatively short maturities, the Company does not hedge these assets or their investment cash flows and the impact of interest rate risk is not material. The Company's debt obligations consist of fixed-rate and variable-rate debt instruments. The Company's primary objective is to achieve the lowest overall cost of funding while managing the variability in cash outflows within an acceptable range. In order to achieve this objective, the Company has entered into interest rate swaps. Interest rate swaps involve the periodic exchange of payments

(dollars in thousands unless otherwise indicated)

without the exchange of underlying principal or notional amounts. Net settlements between the counterparties are recognized as an adjustment to interest expense.

The Company accounts for its derivatives as either an asset or liability measured at its fair value. The fair value is based upon quoted market prices obtained from third-party financial institutions and includes an adjustment for the credit risk of the obligor's non-performance. For a derivative instrument that has been formally designated as a fair value hedge, fair value gains or losses on the derivative instrument are reported in earnings, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For derivatives that have been formally designated as a cash flow hedge, the effective portion of changes in the fair value of the derivatives is recorded in accumulated other comprehensive (loss) income and the ineffective portion is recorded in earnings. Upon maturity or early termination of an effective interest rate swap designated as a cash flow hedge, unrealized gains or losses are deferred in stockholders' equity, as a component of accumulated other comprehensive (loss) income, and are amortized as an adjustment to interest expense over the period during which the hedged forecasted transaction affects earnings. At inception and quarterly thereafter, the Company formally assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. All components of each derivative financial instrument's gain or loss are included in the assessment of hedge effectiveness. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting and any deferred gains or losses related to a discontinued cash flow hedge shall continue to be reported in accumulated other comprehensive (loss) income, unless it is probable that the forecasted transaction will not occur. If it is probable that the forecasted transaction will not occur by the originally specified time period, the Company discontinues hedge accounting, and any deferred gains or losses reported in accumulated other comprehensive (loss) income are classified into earnings immediately.

Foreign Currency Risk

The Company is exposed to market risk for changes in foreign exchange rates primarily under certain intercompany receivables and payables. Foreign exchange forward contracts are used to mitigate the exposure of the eventual net cash inflows or outflows resulting from these intercompany transactions. The objective is to hedge a portion of the forecasted foreign currency risk over a rolling 12-month time horizon to mitigate the eventual impacts of changes in foreign exchange rates on the cash flows of the intercompany transactions. The Company does not designate these derivative instruments as hedges under current accounting standards unless the benefits of doing so are material. The Company's foreign exchange exposure is not material to the Company's consolidated financial condition or results of operations. The Company does not hedge its net investment in non-U.S. subsidiaries because it views those investments as long-term in nature.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments and deferred gains and losses related to certain derivative financial instruments (see Note 12). Total comprehensive income, including the amount attributable to noncontrolling interests, was $487 million, $789 million and $813 million for the years ended December 31, 2011, 2010 and 2009, respectively.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting standards related to fair value measurements and disclosure requirements that result in a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between GAAP and International Financial Reporting Standards. This standard provides certain amendments to the existing guidance on the use and application of fair value measurements and maintains a definition of fair value that is based on the notion of exit price. This standard will become effective for the Company on January 1, 2012 and is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued an amendment to the accounting standards related to the presentation of comprehensive income. This standard revises the manner in which entities present comprehensive income in their financial statements and removes the option to present items of other comprehensive income in the statement of changes in stockholders' equity. This standard requires an entity to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of net income and other comprehensive income. In December 2011, the FASB issued further amendments to this standard to defer the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income (loss) on the face of the income statement. These standards will become effective retrospectively on January 1, 2012. The Company expects to present comprehensive income in two separate but consecutive statements of net income and other comprehensive income.

In September 2011, the FASB issued an amendment to the accounting standards related to the testing of goodwill for impairment. Under the revised guidance, an entity has the option to perform a qualitative assessment of whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying value prior to performing the two-step quantitative goodwill impairment test. If, based on the qualitative factors, an entity determines that the fair value of the reporting unit is greater than its carrying amount, then the entity would not be required to perform the two-step quantitative impairment test for that reporting unit. However, if the qualitative assessment indicates that it is not more-likely-than-not that the reporting unit's fair value exceeds its carrying value, then the quantitative assessment must be performed. An entity is permitted to perform the qualitative assessment on none, some or all of its reporting units and may also elect to bypass the qualitative assessment and begin with the quantitative assessment of goodwill impairment. This amendment is effective for the Company for annual and interim goodwill impairment tests performed on or after January 1, 2012 and is not expected to have a material impact on the Company's consolidated financial statements.

3. EARNINGS PER SHARE

The computation of basic and diluted earnings per common share was as follows (in thousands, except per share data):

	2011	2010	2009
Amounts attributable to Quest Diagnostics' stockholders:			
Income from continuing operations	$472,149	$722,681	$730,347
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)
Net income available to Quest Diagnostics' common stockholders	$470,567	$720,894	$729,111
Income from continuing operations	$472,149	$722,681	$730,347
Less: Earnings allocated to participating securities	2,961	3,355	2,223
Earnings available to Quest Diagnostics' common stockholders – basic and diluted	$469,188	$719,326	$728,124
Weighted average common shares outstanding – basic	158,672	175,684	185,948
Effect of dilutive securities:			
Stock options and performance share units	1,500	1,636	1,850
Weighted average common shares outstanding – diluted	160,172	177,320	187,798
Earnings per share attributable to Quest Diagnostics' common stockholders – basic:			
Income from continuing operations	$ 2.96	$ 4.09	$ 3.92
Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Net income	$ 2.95	$ 4.08	$ 3.91
Earnings per share attributable to Quest Diagnostics' common stockholders – diluted:			
Income from continuing operations	$ 2.93	$ 4.06	$ 3.88
Loss from discontinued operations	(0.01)	(0.01)	(0.01)
Net income	$ 2.92	$ 4.05	$ 3.87

The following securities were not included in the diluted earnings per share calculation due to their antidilutive effect (in thousands):

	2011	2010	2009
Stock options and performance share units	2,259	2,886	3,559

4. BUSINESS ACQUISITIONS

Acquisition of Athena Diagnostics

On April 4, 2011, the Company completed its acquisition of Athena Diagnostics ("Athena") in an all-cash transaction valued at $740 million. Athena is the leading provider of advanced diagnostic tests related to neurological conditions, and generated revenues of approximately $110 million in 2010.

Through the acquisition, the Company acquired all of Athena's operations. The Company financed the all-cash purchase price of $740 million and related transaction costs with a portion of the net proceeds from the Company's 2011 Senior Notes Offering. For the year ended December 31, 2011, transaction costs of $8.2 million were recorded in selling, general and administrative expenses. See Note 11 for further discussion of the 2011 Senior Notes Offering.

The acquisition of Athena was accounted for under the acquisition method of accounting. As such, the assets acquired and liabilities assumed are recorded based on their estimated fair values as of the closing date. The consolidated financial statements include the results of operations of Athena subsequent to the closing of the acquisition which are not material to the Company's consolidated results of operations.

The following table summarizes the consideration paid for Athena and the amounts of assets acquired and liabilities assumed at the acquisition date:

	Fair Values as of April 4, 2011
Cash and cash equivalents	$ —
Accounts receivable	17,853
Other current assets	13,427
Property, plant and equipment	3,038
Intangible assets	220,040
Goodwill	563,974
Other assets	135
Total assets acquired	818,467
Current liabilities	8,511
Non-current deferred income taxes	69,956
Total liabilities assumed	78,467
Net assets acquired	$740,000

The acquired amortizable intangible assets are being amortized over their estimated useful lives as follows:

	Fair Values	Weighted Average Useful Life
Technology	$ 92,580	16 years
Non-compete agreement	37,000	4 years
Tradename	34,520	10 years
Customer relationships	21,420	20 years
Informatics database	34,520	10 years
	$220,040	

Of the amount allocated to goodwill and intangible assets, approximately $42 million is deductible for tax purposes. All of the goodwill acquired in connection with the Athena acquisition has been allocated to the Company's clinical testing business. As of the acquisition date, the fair value of accounts receivable approximated its book value.

(dollars in thousands unless otherwise indicated)

Acquisition of Celera Corporation

On March 17, 2011, the Company entered into a definitive merger agreement with Celera Corporation ("Celera") under which the Company agreed to acquire Celera in a transaction valued at approximately $344 million, net of $326 million in acquired cash and short-term marketable securities. Additionally, the Company expects to utilize Celera's available tax credits, net operating loss carryforwards and capitalized tax research and development expenditures to reduce its future tax payments by approximately $110 million. Celera is a healthcare business focused on the integration of genetic testing into routine clinical care through a combination of products and services incorporating proprietary discoveries. Celera offers a portfolio of clinical laboratory tests and disease management services associated with cardiovascular disease. In addition, Celera develops, manufactures and oversees the commercialization of molecular diagnostic products, and has licensed other relevant diagnostic technologies developed to provide personalized disease management in cancer and liver diseases. Celera generated revenues of $128 million in 2010.

Under the terms of the definitive merger agreement, the Company, through a wholly-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of common stock of Celera for $8 per share in cash. On May 4, 2011, the Company announced that as a result of the tender offer, the Company had a controlling ownership interest in Celera. On May 17, 2011, the Company completed the acquisition by means of a short-form merger, in which the remaining shares of Celera common stock that had not been tendered into the tender offer were converted into the right to receive $8 per share in cash. The Company has accounted for the acquisition of Celera as a single transaction, effective May 4, 2011.

Through the acquisition, the Company acquired all of Celera's operations. The Company financed the all-cash purchase price of $670 million and related transaction costs with borrowings under its existing credit facilities and cash on hand. Of the total cash purchase price of $670 million, $669 million was paid through December 31, 2011. Accounts payable and accrued expenses at December 31, 2011 included a liability of $1 million representing the remaining merger consideration related to shares of Celera which had not been surrendered as of December 31, 2011.

For the year ended December 31, 2011, transaction costs of $8.7 million were recorded in selling, general and administrative expenses. Additionally, for the year ended December 31, 2011, financing related costs of $3.1 million were recorded in interest expense, net.

The acquisition of Celera was accounted for under the acquisition method of accounting. As such, the assets acquired and liabilities assumed are recorded based on their estimated fair values as of the date the Company acquired its controlling ownership interest in Celera. The consolidated financial statements include the results of operations of Celera subsequent to the Company acquiring its controlling ownership interest which are not material to the Company's consolidated results of operations.

The following table summarizes the consideration paid for Celera and the amounts of assets acquired and liabilities assumed at the acquisition date:

	Fair Values as of May 4, 2011
Cash and cash equivalents	$112,312
Short-term marketable securities	213,418
Accounts receivable	16,810
Other current assets	26,796
Property, plant and equipment	11,091
Intangible assets	85,830
Goodwill	135,624
Non-current deferred income taxes	102,838
Other assets	34,586
Total assets acquired	739,305
Current liabilities	59,008
Long-term liabilities	10,717
Total liabilities assumed	69,725
Net assets acquired	$669,580

(dollars in thousands unless otherwise indicated)

The acquired amortizable intangible assets are being amortized over their estimated useful lives as follows:

	Fair Values	Weighted Average Useful Life
Outlicensed technology	$46,450	6 years
Technology	21,730	8 years
Customer relationships	6,750	9 years
Tradename	5,400	5 years
	$80,330	

In addition to the amortizable intangible assets noted above, $5.5 million was allocated to in-process research and development, which is currently not subject to amortization.

Of the amount allocated to goodwill and intangible assets, approximately $28 million is deductible for tax purposes. Of the total goodwill acquired in connection with the Celera acquisition, approximately $104 million has been allocated to the Company's clinical testing business, with the remainder allocated to the Company's diagnostics products business. As of the acquisition date, the fair value of accounts receivable approximated its book value.

The goodwill recorded as part of the Athena and Celera acquisitions includes: the expected synergies resulting from combining the operations of the acquired businesses with those of the Company; and the value associated with an assembled workforce that has a historical track record of identifying opportunities, developing services and products, and commercializing them.

Pro Forma Combined Financial Information

Supplemental pro forma combined financial information has not been presented as the combined impact of the Athena and Celera acquisitions is not material to the Company's consolidated financial statements.

5. FAIR VALUE MEASUREMENTS

The following tables provide summaries of the recognized assets and liabilities that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets/ Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
December 31, 2011				
Assets:				
Interest rate swaps	$ 56,520	$ —	$56,520	$ —
Trading securities	46,926	46,926	—	—
Cash surrender value of life insurance policies	20,936	—	20,936	—
Available-for-sale equity securities	646	—	—	646
Foreign currency forward contracts	180	—	180	—
Total	$125,208	$46,926	$77,636	$ 646
Liabilities:				
Deferred compensation liabilities	$ 71,688	$ —	$71,688	$ —
Foreign currency forward contracts	1,648	—	1,648	—
Total	$ 73,336	$ —	$73,336	$ —

(dollars in thousands unless otherwise indicated)

		Basis of Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets/ Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3
December 31, 2010				
Assets:				
Trading securities	$ 38,740	$38,740	$ —	$ —
Cash surrender value of life insurance policies	20,314	—	20,314	—
Interest rate swaps	10,483	—	10,483	—
Available-for-sale equity securities	5,066	—	—	5,066
Foreign currency forward contracts	4,527	—	4,527	—
Total	$ 79,130	$38,740	$35,324	$5,066
Liabilities:				
Deferred compensation liabilities	$ 61,964	$ —	$61,964	$ —
Foreign currency forward contracts	464	—	464	—
Total	$ 62,428	$ —	$62,428	$ —

The Company offers certain employees the opportunity to participate in supplemental deferred compensation plans. A participant's deferrals, together with Company matching credits, are invested in a variety of participant-directed stock and bond mutual funds that are classified as trading securities. Changes in the fair value of these securities are measured using quoted prices in active markets based on the market price per unit multiplied by the number of units held exclusive of any transaction costs. A corresponding adjustment for changes in fair value of the trading securities is also reflected in the changes in fair value of the deferred compensation obligation. The deferred compensation liabilities are classified within Level 2 because their inputs are derived principally from observable market data by correlation to the trading securities.

The Company offers certain employees the opportunity to participate in a non-qualified deferred compensation program. A participant's deferrals, together with Company matching credits, are "invested" at the direction of the employee in a hypothetical portfolio of investments which are tracked by an administrator. The Company purchases life insurance policies, with the Company named as beneficiary of the policies, for the purpose of funding the program's liability. Changes in the cash surrender value of the life insurance policies are based upon earnings and changes in the value of the underlying investments. Changes in the fair value of the deferred compensation obligation are derived using quoted prices in active markets based on the market price per unit multiplied by the number of units. The cash surrender value and the deferred compensation obligations are classified within Level 2 because their inputs are derived principally from observable market data by correlation to the hypothetical investments.

The fair value measurements of foreign currency forward contracts are obtained from a third-party pricing service and are based on market prices in actual transactions and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The fair value measurements of the Company's interest rate swaps are model-derived valuations as of a given date in which all significant inputs are observable in active markets including certain financial information and certain assumptions regarding past, present and future market conditions.

Investments in available-for-sale equity securities consist of the revaluation of an existing investment in unregistered common shares of a publicly-held company. This investment is classified within Level 3 because the unregistered securities contain restrictions on their sale, and therefore, the fair value measurement reflects a discount for the effect of the restriction.

In the second quarter of 2009, the Company recorded a charge of $7.0 million associated with the write-down of an investment due to the uncertainty of recoverability from an other-than-temporary impairment loss. A

(dollars in thousands unless otherwise indicated)

fair value measurement, using significant unobservable inputs, has been applied to this asset on a non-recurring basis.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value based on the short maturities of these instruments. At December 31, 2011 and 2010, the fair value of the Company's debt was estimated at approximately $4.4 billion and $3.1 billion, respectively, using quoted market prices and yields for the same or similar types of borrowings, taking into account the underlying terms of the debt instruments. At December 31, 2011 and 2010, the estimated fair value exceeded the carrying value of the debt by $387 million and $80 million, respectively.

6. TAXES ON INCOME

The Company's pre-tax income (loss) from continuing operations consisted of $858 million, $1.18 billion and $1.23 billion from U.S. operations and $(2.6) million, $1.9 million and $1.8 million from foreign operations for the years ended December 31, 2011, 2010 and 2009, respectively.

The components of income tax expense for 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Current:			
Federal	$263,890	$346,739	$350,582
State and local	60,370	93,369	81,292
Foreign	(3,755)	4,132	3,193
Deferred:			
Federal	37,792	(5,103)	30,624
State and local	(11,467)	(11,197)	(3,552)
Foreign	2,170	(2,409)	(1,665)
Total	$349,000	$425,531	$460,474

A reconciliation of the federal statutory rate to the Company's effective tax rate for 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Tax provision at statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	3.7	4.0	4.0
Impact of foreign operations	(1.1)	(0.7)	(0.7)
Tax credits	(0.6)	(0.3)	(0.9)
Charge associated with settlement of certain legal claims (see Note 16), a portion for which a tax benefit has not been recorded	5.4	—	—
Transaction costs associated with business acquisitions (see Note 4), a portion for which a tax benefit has not been recorded	0.4	—	—
Non-deductible expenses, primarily meals and entertainment expenses	0.5	0.2	0.2
Impact of noncontrolling interests	(1.6)	(1.2)	(1.2)
Other, net	(0.9)	(1.1)	1.1
Effective tax rate	40.8%	35.9%	37.5%

(dollars in thousands unless otherwise indicated)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2011 and 2010 were as follows:

	2011	2010
Current deferred tax assets:		
Accounts receivable reserves	$ 85,485	$ 70,608
Liabilities not currently deductible	67,843	71,862
Total current deferred tax assets	$ 153,328	$ 142,470
Non-current deferred tax assets (liabilities):		
Liabilities not currently deductible	$ 151,621	$ 142,043
Stock-based compensation	72,262	73,661
Capitalized R&D expense	16,899	—
Net operating loss carryforwards, net of valuation allowance	121,234	37,012
Depreciation and amortization	(528,129)	(438,617)
Total non-current deferred tax liabilities, net	$(166,113)	$(185,901)

At December 31, 2011 and 2010, non-current deferred tax assets of $18 million and $7 million, respectively, are recorded in other long-term assets in the consolidated balance sheet. At December 31, 2011 and 2010, non-current deferred tax liabilities of $184 million and $193 million, respectively, are included in other long-term liabilities in the consolidated balance sheet.

As of December 31, 2011, the Company had estimated net operating loss carryforwards for federal and state income tax purposes of $213 million and $909 million, respectively, which expire at various dates through 2031. Estimated net operating loss carryforwards for foreign income tax purposes are $76 million at December 31, 2011, some of which can be carried forward indefinitely while others expire at various dates through 2022. As of December 31, 2011 and 2010, deferred tax assets associated with net operating loss carryforwards of $152 million and $50 million, respectively, have each been reduced by a valuation allowance of $31 million and $13 million, respectively.

Income taxes payable including those classified in other long-term liabilities in the consolidated balance sheets at December 31, 2011 and 2010, were $164 million and $128 million, respectively.

The total amount of unrecognized tax benefits as of and for the years ended December 31, 2011, 2010 and 2009 consisted of the following:

	2011	2010	2009
Balance, beginning of year	$151,554	$126,454	$ 70,877
Additions:			
For tax positions of current year	63,343	20,904	69,219
For tax positions of prior years	9,196	28,140	22,462
Reductions:			
Changes in judgment	(13,543)	(13,467)	(11,551)
Expirations of statutes of limitations	(2,952)	(10,477)	(4,926)
Settlements	(12,737)	—	(19,627)
Balance, end of year	$194,861	$151,554	$126,454

The contingent liabilities for tax positions primarily relate to uncertainties associated with the realization of tax benefits derived from certain state net operating loss carryforwards, the allocation of income and expense among state jurisdictions, the characterization and timing of certain tax deductions associated with business combinations and employee compensation, income and expenses associated with certain intercompany licensing arrangements, and the deductibility of certain settlement payments.

The total amount of unrecognized tax benefits as of December 31, 2011, that, if recognized, would affect the effective income tax rate from continuing operations is $103 million. Based upon the expiration of statutes of limitations, settlements and/or the conclusion of tax examinations, the Company believes it is reasonably possible

(dollars in thousands unless otherwise indicated)

that the total amount of unrecognized tax benefits may decrease by up to $17 million within the next twelve months.

Accruals for interest expense on contingent tax liabilities are classified in income tax expense in the consolidated statements of operations. Accruals for penalties have historically been immaterial. Interest expense included in income tax expense in 2011, 2010 and 2009 was approximately $3 million, $2 million and $2 million, respectively. As of December 31, 2011 and 2010, the Company has approximately $11 million and $9 million, respectively, accrued, net of the benefit of a federal and state deduction, for the payment of interest on uncertain tax positions.

The recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently involves subjectivity. Changes in estimates may create volatility in the Company's effective tax rate in future periods and may be due to settlements with various tax authorities (either favorable or unfavorable), the expiration of the statute of limitations on some tax positions and obtaining new information about particular tax positions that may cause management to change its estimates.

In the regular course of business, various federal, state and local and foreign tax authorities conduct examinations of the Company's income tax filings and the Company generally remains subject to examination until the statute of limitations expires for the respective jurisdiction. The Internal Revenue Service ("IRS") has completed its examinations of the Company's consolidated federal income tax returns up through and including the 2007 tax year. At this time, the Company does not believe that there will be any material additional payments beyond its recorded contingent liability reserves that may be required as a result of these tax audits. As of December 31, 2011, a summary of the tax years that remain subject to examination for the Company's major jurisdictions are:

United States – federal	2008 – 2011
United States – various states	2005 – 2011

In conjunction with its acquisition of SmithKline Beecham Clinical Laboratories, Inc. ("SBCL"), which operated the clinical testing business of SmithKline Beecham plc ("SmithKline Beecham"), the Company entered into a tax indemnification arrangement with SmithKline Beecham that provides the parties with certain rights of indemnification against each other. During 2009, the Company paid SmithKline Beecham approximately $10 million related to the realization of certain pre-acquisition net loss carryforwards that were payable to SmithKline Beecham pursuant to the tax indemnification arrangement.

7. SUPPLEMENTAL CASH FLOW AND OTHER DATA

	2011	2010	2009
Depreciation expense	$ 214,070	$ 214,743	$ 219,625
Interest expense	(173,349)	(147,502)	(146,586)
Interest income	2,766	1,414	2,518
Interest, net	(170,583)	(146,088)	(144,068)
Interest paid	161,820	139,802	146,352
Income taxes paid	285,269	421,864	362,524
Assets acquired under capital lease obligations	8,369	18,818	—
Businesses acquired:			
Fair value of assets acquired	$1,560,173		
Fair value of liabilities assumed	148,192		
Fair value of net assets acquired	1,411,981		
Merger consideration payable	(1,045)		
Cash paid for business acquisitions	1,410,936		
Less: Cash acquired	112,312		
Business acquisitions, net of cash acquired	$1,298,624		

(dollars in thousands unless otherwise indicated)

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Land	$ 35,786	$ 35,786
Buildings and improvements	372,195	369,507
Laboratory equipment, furniture and fixtures	1,203,821	1,207,049
Leasehold improvements	423,126	394,296
Computer software developed or obtained for internal use	464,578	427,161
Construction-in-progress	43,783	53,392
	2,543,289	2,487,191
Less: accumulated depreciation and amortization	(1,743,518)	(1,652,815)
Total	$ 799,771	$ 834,376

9. GOODWILL AND INTANGIBLE ASSETS

The changes in goodwill for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Balance as of January 1	$5,101,938	$5,083,944
Goodwill acquired during the year	701,087	—
Other purchase accounting adjustments	—	246
(Decrease) increase related to foreign currency translation	(7,260)	17,748
Balance as of December 31	$5,795,765	$5,101,938

For the year ended December 31, 2011, goodwill acquired was principally associated with the Athena and Celera acquisitions (see Note 4 for further details). Approximately 90% of the Company's goodwill as of December 31, 2011 and 2010 was associated with its clinical testing business.

Intangible assets at December 31, 2011 and 2010 consisted of the following:

	Weighted Average Amortization Period	December 31, 2011			December 31, 2010		
		Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Amortizing intangible assets:							
Customer-related intangibles	19 years	$ 630,671	$(193,131)	$ 437,540	$ 603,203	$(161,345)	$441,858
Non-compete agreements	4 years	45,798	(14,633)	31,165	54,886	(52,134)	2,752
Technology	14 years	165,113	(27,929)	137,184	51,830	(16,796)	35,034
Other	8 years	146,613	(23,552)	123,061	24,065	(9,380)	14,685
Total	16 years	988,195	(259,245)	728,950	733,984	(239,655)	494,329
Intangible assets not subject to amortization:							
Tradenames		300,648	—	300,648	302,076	—	302,076
In-process research and development		5,250	—	5,250	—	—	—
Other		764	—	764	—	—	—
Total intangible assets		$1,294,857	$(259,245)	$1,035,612	$1,036,060	$(239,655)	$796,405

(dollars in thousands unless otherwise indicated)

The increase in intangible assets for the year ended December 31, 2011 was primarily due to intangible assets acquired as part of the Athena and Celera acquisitions (see Note 4 for further details).

Amortization expense related to intangible assets was $67 million, $39 million and $37 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated amortization expense related to amortizable intangible assets for each of the five succeeding fiscal years and thereafter as of December 31, 2011 is as follows:

Fiscal Year Ending December 31,	
2012	$ 77,454
2013	75,165
2014	73,424
2015	62,963
2016	56,253
Thereafter	383,691
Total	$728,950

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Trade accounts payable	$215,340	$212,494
Accrued wages and benefits	339,768	298,842
Accrued expenses	348,025	337,069
Accrued settlement reserves	3,631	16,867
Total	$906,764	$865,272

11. DEBT

Short-term borrowings and current portion of long-term debt at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Secured Receivables Credit Facility	$ 85,000	$ —
Current portion of long-term debt	569,395	348,996
Total short-term borrowings and current portion of long-term debt	$654,395	$348,996

Long-term debt at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Senior Notes due July 2011	$ —	$ 159,234
Term Loan due May 2012	560,000	742,000
Floating Rate Senior Notes due March 2014	200,000	—
Senior Notes due November 2015	499,387	499,227
Senior Notes due April 2016	310,622	—
Senior Notes due July 2017	374,561	374,480
Senior Notes due January 2020	539,688	503,770
Senior Notes due April 2021	549,152	—
Senior Notes due July 2037	420,997	420,840
Senior Notes due January 2040	438,323	243,422
Other	47,187	47,183
Total long-term debt	3,939,917	2,990,156
Less: current portion of long-term debt	569,395	348,996
Total long-term debt, net of current portion	$3,370,522	$2,641,160

(dollars in thousands unless otherwise indicated)

Early Extinguishment of Debt

For the year ended December 31, 2009, the Company recorded $20 million of pre-tax charges related to the early extinguishment of debt, primarily related to the Company's June 2009 and November 2009 debt tender offers, the repayment of borrowings outstanding under the Term Loan due 2012 in 2009, and the 2009 repayment of the remaining principal outstanding under certain debentures due June 2034.

June 2009 Debt Tender Offer

On May 19, 2009, the Company commenced a cash tender offer to purchase up to $200 million aggregate principal amount of its 5.125% Senior Notes due 2010 and 7.50% Senior Notes due 2011. On June 16, 2009, the Company finalized its cash tender offer (the "June 2009 Debt Tender Offer") by purchasing $174 million aggregate principal amount of its 5.125% Senior Notes due 2010 and $26 million aggregate principal amount of its 7.50% Senior Notes due 2011 that resulted in pre-tax losses of $4.8 million and $1.5 million, respectively. The aggregate pre-tax loss of $6.3 million includes the write-off of $0.5 million of deferred financing fees and unamortized discounts, and cash payments of $5.8 million related to premiums and other costs to purchase the 5.125% Senior Notes due 2010 and the 7.50% Senior Notes due 2011 and is included in other income (expense), net.

November 2009 Debt Tender Offer

In connection with the 2009 Senior Notes offering which is discussed below, on November 12, 2009, the Company commenced a cash tender offer to purchase any and all of its outstanding 5.125% Senior Notes due 2010, and any and all of its outstanding 7.50% Senior Notes due 2011. On November 20, 2009, the Company finalized its cash tender offer (the "November 2009 Debt Tender Offer") by purchasing $61 million aggregate principal amount of its 5.125% Senior Notes due 2010 and $89 million aggregate principal amount of its 7.50% Senior Notes due 2011 that resulted in pre-tax losses of $2.6 million and $9.4 million, respectively. The aggregate pre-tax loss of $12.1 million includes the write-off of $0.3 million of deferred financing fees and unamortized discounts, and cash payments of $11.8 million related to premiums and other costs to purchase the 5.125% Senior Notes due 2010 and the 7.50% Senior Notes due 2011 and is included in other income (expense), net.

Other Extinguishments

During the year ended December 31, 2009, the Company repaid $350 million of borrowings outstanding under the Term Loan due 2012 and recorded pre-tax losses of $0.7 million related to the write-off of deferred financing fees.

In connection with the Company's repayment in 2009 of the remaining principal outstanding under certain debentures due June 2034, the Company recorded a pre-tax charge of $1.3 million, primarily related to the write-off of unamortized discounts.

2011 Senior Notes Offering

On March 24, 2011, the Company completed a $1.25 billion senior notes offering (the "2011 Senior Notes"). The 2011 Senior Notes were sold in four tranches: (a) $200 million aggregate principal amount of three-month LIBOR plus 0.85% floating rate senior notes due March 24, 2014 (the "Floating Rate Senior Notes due 2014"), issued at par, (b) $300 million aggregate principal amount of 3.20% senior notes due April 1, 2016 (the "Senior Notes due 2016"), issued at a discount of $0.3 million, (c) $550 million aggregate principal amount of 4.70% senior notes due April 1, 2021 (the "Senior Notes due 2021"), issued at a discount of $0.9 million and (d) $200 million aggregate principal amount of 5.75% senior notes due January 30, 2040 (the "Senior Notes due 2040"), issued at a discount of $5.5 million. The Senior Notes due 2040 are a reopening of the $250 million aggregate principal amount of 5.75% Senior Notes due 2040 issued on November 17, 2009. After considering the discounts, the effective interest rates on the Senior Notes due 2016, the Senior Notes due 2021 and the Senior Notes due 2040 are 3.2%, 4.7% and 5.9%, respectively. The Floating Rate Senior Notes due 2014 require quarterly interest payments, which commenced on June 24, 2011. The three-month LIBOR was 0.58% at December 31, 2011. The Senior Notes due 2016 and the Senior Notes due 2021 require semi-annual interest payments, which commenced

(dollars in thousands unless otherwise indicated)

on October 1, 2011. The Senior Notes due 2040 require semi-annual interest payments, which commenced on July 30, 2011. The 2011 Senior Notes are unsecured obligations of the Company and rank equally with the Company's other senior unsecured obligations. The 2011 Senior Notes do not have a sinking fund requirement and are guaranteed by certain of the Company's domestic, wholly-owned subsidiaries (the "Subsidiary Guarantors").

The Company incurred $10.4 million of costs associated with the 2011 Senior Notes, which is being amortized over the term of the related debt.

The Company used $750 million of the net proceeds from the 2011 Senior Notes to fund the purchase price and related transaction costs associated with its acquisition of Athena, which closed on April 4, 2011 (see Note 4), and $485 million of the net proceeds, together with $90 million of cash on hand, to repay outstanding indebtedness under the Company's senior unsecured revolving credit facility and its secured receivables credit facility.

Senior Unsecured Revolving Credit Facility

In September 2011, the Company entered into a $750 million senior unsecured revolving credit facility (the "Credit Facility") which replaced the Company's then existing $750 million senior unsecured revolving credit facility that was scheduled to mature in May 2012. Interest on the Credit Facility, which matures in September 2016, is based on certain published rates plus an applicable margin that will vary over a range from 75 basis points to 175 basis points based on changes in the Company's public debt ratings. At the option of the Company, it may elect to lock into LIBOR-based interest rates for periods up to six months. Interest on any outstanding amounts not covered under LIBOR-based interest rate contracts is based on an alternate base rate, which is calculated by reference to the prime rate, the federal funds rate or an adjusted LIBOR rate. At December 31, 2011, the Company's borrowing rate for LIBOR-based loans under the Credit Facility was LIBOR plus 1.125%. At December 31, 2010, the Company's borrowing rate for LIBOR-based loans under its then existing senior unsecured revolving credit facility was LIBOR plus 0.40%. The Credit Facility is currently guaranteed by the Subsidiary Guarantors. The Company expects that the guarantees provided by the Subsidiary Guarantors will no longer be required after the full repayment of the amounts outstanding under the term loan due May 2012. The Credit Facility contains various covenants, including the maintenance of certain financial ratios, which could impact the Company's ability to, among other things, incur additional indebtedness. At both December 31, 2011 and 2010, there were no outstanding borrowings under the Company's senior unsecured revolving credit facility.

Secured Receivables Credit Facility

On December 9, 2011, the Company extended its $525 million secured receivables securitization facility (the "Secured Receivables Credit Facility"). The Secured Receivables Credit Facility continues to be supported by back-up facilities provided on a committed basis by two banks: (a) $275 million, which matures on December 7, 2012 and (b) $250 million, which also matures on December 7, 2012. Interest on the Secured Receivables Credit Facility is based on rates that are intended to approximate commercial paper rates for highly-rated issuers. At December 31, 2011 and 2010, the Company's borrowing rate under the Secured Receivables Credit Facility was 1.0% and 1.2%, respectively.

Term Loan due 2012

On May 31, 2007, the Company entered into a five-year term loan facility (the "Term Loan due 2012"). The Term Loan due 2012 matures on May 31, 2012 and requires principal repayments of $280 million on both March 31, 2012 and May 31, 2012. The Term Loan due 2012 is guaranteed by the Subsidiary Guarantors. Interest under the Term Loan due 2012 is based on certain published rates plus an applicable margin that will vary over a range from 40 basis points to 125 basis points based on changes in the Company's public debt ratings. At the Company's option, it may elect to lock into LIBOR-based interest rates for periods up to six months. Interest on any outstanding amounts not covered under LIBOR-based interest rate contracts is based on an alternate base rate, which is calculated by reference to the prime rate or federal funds rate. As of December 31, 2011 and 2010, the Company's borrowing rate for LIBOR-based loans was LIBOR plus 0.40%.

(dollars in thousands unless otherwise indicated)

Other Senior Notes

In 2001, the Company issued $275 million aggregate principal amount of 7.50% senior notes due 2011 ("Senior Notes due 2011"). In connection with the Company's June 2009 Debt Tender Offer and November 2009 Debt Tender Offer, the Company repaid $26 million and $89 million, respectively, outstanding under the Senior Notes due 2011. In July 2011, the remaining outstanding principal balance of the Senior Notes due 2011 of $159 million was repaid in full at maturity.

On October 31, 2005, the Company completed its $900 million private placement of senior notes (the "2005 Senior Notes"). The 2005 Senior Notes were priced in two tranches: (a) $400 million aggregate principal amount of 5.125% senior notes due November 2010 ("Senior Notes due 2010"); and (b) $500 million aggregate principal amount of 5.45% senior notes due November 2015 ("Senior Notes due 2015"). The Senior Notes due 2010 and 2015 were issued at a discount of $0.8 million and $1.6 million, respectively. After considering the discounts, the effective interest rates on the Senior Notes due 2010 and 2015 are 5.3% and 5.6%, respectively. The 2005 Senior Notes require semi-annual interest payments, which commenced on May 1, 2006. The 2005 Senior Notes are unsecured obligations of the Company and rank equally with the Company's other senior unsecured obligations. The 2005 Senior Notes are guaranteed by the Subsidiary Guarantors. In connection with the Company's June 2009 Debt Tender Offer and November 2009 Debt Tender Offer, the Company repaid $174 million and $61 million, respectively, outstanding under the Senior Notes due 2010. In November 2010, the remaining outstanding principal balance of the Senior Notes due 2010 of $166 million was repaid in full at maturity.

On June 22, 2007, the Company completed an $800 million senior notes offering (the "2007 Senior Notes"). The 2007 Senior Notes were priced in two tranches: (a) $375 million aggregate principal amount of 6.40% senior notes due July 2017 (the "Senior Notes due 2017"), issued at a discount of $0.8 million and (b) $425 million aggregate principal amount of 6.95% senior notes due July 2037 (the "Senior Notes due 2037"), issued at a discount of $4.7 million. After considering the discounts, the effective interest rates on the Senior Notes due 2017 and the Senior Notes due 2037 are 6.4% and 7.0%, respectively. The 2007 Senior Notes require semi-annual interest payments, which commenced on January 1, 2008. The 2007 Senior Notes are unsecured obligations of the Company and rank equally with the Company's other senior unsecured obligations. The 2007 Senior Notes do not have a sinking fund requirement and are guaranteed by the Subsidiary Guarantors.

On November 17, 2009, the Company completed a $750 million senior notes offering (the "2009 Senior Notes"). The 2009 Senior Notes were sold in two tranches: (a) $500 million aggregate principal amount of 4.75% senior notes due January 30, 2020 (the "Senior Notes due 2020"), issued at a discount of $7.5 million and (b) $250 million aggregate principal amount of 5.75% senior notes due January 30, 2040, issued at a discount of $6.9 million. After considering the discounts, the effective interest rates on the Senior Notes due 2020 and the Senior Notes due 2040 are 4.9% and 5.9%, respectively. The 2009 Senior Notes require semi-annual interest payments, which commenced on July 30, 2010. The 2009 Senior Notes are unsecured obligations of the Company and rank equally with the Company's other senior unsecured obligations. The 2009 Senior Notes do not have a sinking fund requirement and are guaranteed by the Subsidiary Guarantors.

As further discussed in Note 12, the Company has hedged its interest rate exposure on a portion of the Senior Notes due 2016 and on a portion of the Senior Notes due 2020 through the use of certain derivative financial instruments which have been designated as fair value hedges. The carrying value of the Senior Notes due 2016 has been increased by the fair value of the related hedge of $10.9 million in the consolidated balance sheet as of December 31, 2011. At December 31, 2011 and 2010, the carrying value of the Senior Notes due 2020 has been increased by the fair value of the related hedge of $45.6 million and $10.5 million, respectively.

(dollars in thousands unless otherwise indicated)

As of December 31, 2011, long-term debt maturing in each of the years subsequent to December 31, 2012 is as follows:

Year ending December 31,	
2013	$ 8,853
2014	208,471
2015	505,927
2016	301,689
2017	375,513
Thereafter	1,937,339
Total maturities of long-term debt	3,337,792
Unamortized discount	(23,790)
Fair value basis adjustment attributable to hedged debt	56,520
Total long-term debt, net of current portion	$3,370,522

12. FINANCIAL INSTRUMENTS

Interest Rate Derivatives – Cash Flow Hedges

The Company has entered into various interest rate lock agreements and forward starting interest rate swap agreements to hedge part of the Company's interest rate exposure associated with the variability in future cash flows attributable to changes in interest rates. Prior to their maturity or settlement, the Company records derivative financial instruments, which have been designated as cash flow hedges, as either an asset or liability measured at their fair value. The effective portion of changes in the fair value of these derivatives represent deferred gains or losses that are recorded in accumulated other comprehensive (loss) income that are reclassified from accumulated other comprehensive (loss) income to the statement of operations in the same period or periods during which the hedged transaction affects earnings, which is when the Company recognizes interest expense on the hedged cash flows. The total net loss, net of taxes, recognized in accumulated other comprehensive (loss) income, related to the Company's cash flow hedges as of December 31, 2011 and December 31, 2010 was $7.7 million and $6.6 million, respectively. The loss recognized on the Company's cash flow hedges for the years ended December 31, 2011, 2010 and 2009, as a result of ineffectiveness, was not material. The net amount of deferred losses on cash flow hedges that is expected to be reclassified from accumulated other comprehensive (loss) income into earnings within the next twelve months is $1.3 million.

Interest Rate Derivatives – Fair Value Hedges

The Company maintains various fixed-to-variable interest rate swaps which have an aggregate notional amount of $550 million and variable interest rates based on six-month LIBOR plus 0.54% and one-month LIBOR plus 1.33%.

These derivative financial instruments are accounted for as fair value hedges of a portion of the Senior Notes due 2016 and a portion of the Senior Notes due 2020 and effectively convert that portion of the debt into variable interest rate debt. The Company recognizes the changes in the fair value of both the fixed-to-variable interest rate swaps and the related underlying debt obligations in other income (expense), net as equal and offsetting gains and losses. These interest rate swaps are classified as assets with fair values of $56.5 million and $10.5 million at December 31, 2011 and 2010, respectively. Since inception, the fair value hedges have been effective; therefore, there is no impact on earnings for the years ended December 31, 2011, 2010 and 2009 as a result of hedge ineffectiveness.

Foreign Currency Forward Contracts

The Company uses foreign exchange forward contracts to manage its risk associated with foreign currency denominated cash flows. As of December 31, 2011, the total notional amount of foreign currency forward contracts in U.S. dollars was $37.9 million and principally consisted of contracts in Swedish krona.

A summary of the fair values of derivative instruments in the consolidated balance sheets is stated in the table below (in thousands):

	December 31, 2011		December 31, 2010	
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives Designated as Hedging Instruments				
Asset Derivatives:				
Interest rate swaps	Other assets	$56,520	Other assets	$10,483
Derivatives Not Designated as Hedging Instruments				
Asset Derivatives:				
Foreign currency forward contracts	Other current assets	180	Other current assets	4,527
Liability Derivatives:				
Foreign currency forward contracts	Other current liabilities	1,648	Other current liabilities	464
Total Net Derivatives Asset		$55,052		$14,546

13. PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY

Series Preferred Stock

Quest Diagnostics is authorized to issue up to 10 million shares of Series Preferred Stock, par value $1.00 per share. The Company's Board of Directors has the authority to issue such shares without stockholder approval and to determine the designations, preferences, rights and restrictions of such shares. Of the authorized shares, 1,300,000 shares have been designated Series A Preferred Stock and 1,000 shares have been designated Voting Cumulative Preferred Stock. No shares are currently outstanding.

Common Stock

On May 4, 2006, the Company's Restated Certificate of Incorporation was amended to increase the number of authorized shares of common stock, par value $0.01 per share, from 300 million shares to 600 million shares.

(dollars in thousands unless otherwise indicated)

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income for 2011, 2010 and 2009 were as follows:

	Foreign Currency Translation Adjustment	Market Value Adjustment	Deferred Loss	Accumulated Other Comprehensive (Loss) Income
Balance, December 31, 2008	$(62,994)	$ (290)	$(4,784)	$(68,068)
Currency translation	49,586	—	—	49,586
Reversal of market valuation, net of tax expense of $190	—	290	—	290
Net deferred loss on cash flow hedges	—	—	(2,553)	(2,553)
Other	—	(216)	—	(216)
Balance, December 31, 2009	(13,408)	(216)	(7,337)	(20,961)
Currency translation	27,271	—	—	27,271
Market valuation, net of tax expense of $1,975	—	3,090	—	3,090
Net deferred loss on cash flow hedges	—	—	724	724
Other	—	502	—	502
Balance, December 31, 2010	13,863	3,376	(6,613)	10,626
Currency translation	(12,920)	—	—	(12,920)
Market valuation, net of tax benefit of $1,724	—	(2,696)	—	(2,696)
Net deferred loss on cash flow hedges	—	—	(1,042)	(1,042)
Other	—	(2,035)	—	(2,035)
Balance, December 31, 2011	$ 943	$(1,355)	$(7,655)	$ (8,067)

The reversal of market valuation for 2009 represented prior periods unrealized holding losses for investments where the decline in fair value was deemed to be other than temporary in 2009, and the resulting loss was recognized in the consolidated statements of operations (see Note 2). The market valuations for 2011 and 2010 represented unrealized holding gains (losses), net of taxes. The net deferred loss on cash flow hedges represents deferred losses on the Company's interest rate related derivative financial instruments designated as cash flow hedges, net of amounts reclassified to interest expense (see Note 12). Foreign currency translation adjustments are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries.

Dividends

Through the third quarter of 2011 and during each of the quarters of 2010 and 2009, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share. In October 2011, the Company's Board of Directors declared an increase in the quarterly cash dividend from $0.10 per common share to $0.17 per common share, which was paid on January 24, 2012, to shareholders of record on January 9, 2012.

Share Repurchases

In January 2012, the Company's Board of Directors authorized the Company to repurchase an additional $1 billion of the Company's common stock, increasing the total available authorization at that time to $1.1 billion. The share repurchase authorization has no set expiration or termination date.

For the year ended December 31, 2011, the Company repurchased 17.3 million shares of its common stock at an average price of $54.05 per share for a total of $935 million, including 15.4 million shares purchased in the first quarter from SB Holdings Capital Inc., a wholly-owned subsidiary of GlaxoSmithKline plc. ("GSK"), at an average price of $54.30 per share for a total of $835 million. At December 31, 2011, $65 million remained available under the Company's share repurchase authorization.

For the year ended December 31, 2010, the Company repurchased 14.7 million shares of its common stock at an average price of $51.04 per share for $750 million, including 4.5 million shares purchased in the first

(dollars in thousands unless otherwise indicated)

quarter at an average price per share of $56.21 for $251 million under an accelerated share repurchase transaction ("ASR") with a bank.

Under the ASR, in January 2010, the Company repurchased 4.5 million shares of the Company's outstanding common stock for an initial purchase price of $56.05 per share. The purchase price of these shares was subject to an adjustment based on the volume weighted average price of the Company's common stock during a period following execution of the agreement. The total cost of the initial purchase was $250 million. The purchase price adjustment was settled in the first quarter of 2010 and resulted in an additional cash payment of $0.7 million, for a final purchase price of $251 million, or $56.21 per share.

For the year ended December 31, 2009, the Company repurchased 10.0 million shares of its common stock at an average price of $49.83 per share for $500 million, including 4.5 million shares purchased from SB Holdings Capital Inc., a wholly-owned subsidiary of GSK, at an average price of $44.33 per share for $200 million.

For the years ended December 31, 2011, 2010 and 2009, the Company reissued 3.6 million shares, 2.1 million shares and 3.0 million shares, respectively, for employee benefit plans.

14. STOCK OWNERSHIP AND COMPENSATION PLANS

Employee and Non-employee Directors Stock Ownership Programs

In 2005, the Company established the ELTIP to replace the Company's prior Employee Equity Participation Programs established in 1999 (the "1999 EEPP"). At the Company's annual shareholders' meeting in May 2009, the shareholders approved certain amendments to the ELTIP including: (i) increasing the number of shares available for award under the ELTIP by approximately 5.2 million shares; (ii) increasing the maximum term that the Board of Directors may establish for awards of stock options and stock appreciation rights from seven to ten years, beginning with awards in 2009; and (iii) extending the term of the ELTIP until the date of the 2019 annual shareholders' meeting.

The ELTIP provides for three types of awards: (a) stock options, (b) stock appreciation rights and (c) stock awards. The ELTIP provides for the grant to eligible employees of either non-qualified or incentive stock options, or both, to purchase shares of Company common stock at an exercise price no less than the fair market value of the Company's common stock on the date of grant. The stock options are subject to forfeiture if employment terminates prior to the end of the vesting period prescribed by the Board of Directors. Grants of stock appreciation rights allow eligible employees to receive a payment based on the appreciation of Company common stock in cash, shares of Company common stock or a combination thereof. The stock appreciation rights are granted at an exercise price no less than the fair market value of the Company's common stock on the date of grant. Stock options and stock appreciation rights granted under the ELTIP expire on the date designated by the Board of Directors but in no event more than ten years from date of grant. No stock appreciation rights have been granted under the ELTIP or the 1999 EEPP. The ELTIP allows eligible employees to receive awards of shares, or the right to receive shares, of Company common stock, the equivalent value in cash or a combination thereof. These shares are generally earned on achievement of financial performance goals and are subject to forfeiture if employment terminates prior to the end of the vesting period prescribed by the Board of Directors. For performance share unit awards, the actual amount of performance share awards earned is based on the achievement of the performance goals specified in the awards. Key executive, managerial and technical employees are eligible to participate in the ELTIP. The provisions of the 1999 EEPP were similar to those outlined above for the ELTIP. Certain options granted under the 1999 EEPP remain outstanding.

The maximum number of shares of Company common stock that may be optioned or granted under the ELTIP is approximately 53 million shares.

In 2005, the Company established the DLTIP, to replace the Company's prior plan established in 1998. At the Company's annual shareholders' meeting in May 2009, the shareholders approved certain amendments to the DLTIP including: (i) increasing the number of shares available for award under the DLTIP by 0.4 million shares; (ii) increasing the maximum term that the Board of Directors may establish for awards of stock options from seven to ten years, beginning with awards in 2009; and (iii) extending the term of the DLTIP until the date of the 2019 annual shareholders' meeting.

The DLTIP provides for the grant to non-employee directors of non-qualified stock options to purchase shares of Company common stock at an exercise price no less than the fair market value of the Company's common stock on the date of grant. The DLTIP also permits awards of restricted stock and restricted stock units to non-employee directors. Stock options granted under the DLTIP expire on the date designated by the Board of Directors but in no event more than ten years from date of grant, and generally become exercisable in three equal annual installments beginning on the first anniversary date of the grant of the option regardless of whether the optionee remains a director of the Company. The maximum number of shares that may be issued under the DLTIP is 2.4 million shares. For the years ended December 31, 2011, 2010 and 2009, grants under the DLTIP totaled 60 thousand shares, 77 thousand shares and 77 thousand shares, respectively.

In general, the Company's practice has been to issue shares related to its stock-based compensation program from shares of its common stock held in treasury. See Note 13 for further information regarding the Company's share repurchase program.

The fair value of each stock option award granted was estimated on the date of grant using a lattice-based option-valuation model. The expected volatility under the lattice-based option-valuation model was based on the current and the historical implied volatilities from traded options of the Company's common stock. The dividend yield was based on the approved annual dividend rate in effect and current market price of the underlying common stock at the time of grant. The risk-free interest rate of each stock option granted was based on the U.S. Treasury yield curve in effect at the time of grant for bonds with maturities ranging from one month to ten years. The expected holding period of the options granted was estimated using the historical exercise behavior of employees. The weighted average assumptions used in valuing options granted in the periods presented are:

	2011	2010	2009
Weighted average fair value of options at grant date	$18.08	$17.60	$15.78
Expected volatility	27.2%	26.8%	29.4%
Dividend yield	0.8%	0.7%	0.8%
Risk-free interest rate	2.7% – 3.1%	2.8% – 3.2%	2.1% – 2.3%
Expected holding period, in years	6.8 – 7.6	6.7 – 7.6	6.2 – 7.2

The fair value of restricted stock awards and performance share units is the average market price of the Company's common stock at the date of grant.

Transactions under the stock option plans for 2011 were as follows:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, beginning of year	12,411	$46.96		
Options granted	1,250	56.78		
Options exercised	(3,141)	43.55		
Options forfeited and cancelled	(211)	48.14		
Options outstanding, end of year	10,309	$49.16	4.0	$91,855
Exercisable, end of year	7,964	$47.29	2.6	$85,825
Vested and expected to vest, end of year	9,035	$48.77	3.9	$84,038

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing common stock price on the last trading day of 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised in 2011, 2010 and 2009 was $43 million, $22 million and $44 million, respectively.

As of December 31, 2011, there was $11 million of unrecognized stock-based compensation cost related to stock options which is expected to be recognized over a weighted average period of 1.8 years.

The following summarizes the activity relative to stock awards, including restricted stock awards, restricted stock units and performance share units, for 2011, 2010 and 2009:

	2011		2010		2009	
	Shares (in thousands)	Weighted Average Grant Date Fair Value	Shares (in thousands)	Weighted Average Grant Date Fair Value	Shares (in thousands)	Weighted Average Grant Date Fair Value
Shares outstanding, beginning of year	2,140	$51.54	2,747	$50.27	1,505	$49.77
Shares granted	877	56.81	876	55.44	917	51.36
Shares vested	(930)	48.93	(742)	51.48	(360)	51.06
Shares forfeited and canceled	(100)	55.47	(130)	52.34	(60)	50.67
Adjustment to estimate of performance share units to be earned	(30)	53.23	(611)	51.33	745	50.35
Shares outstanding, end of year	1,957	$54.61	2,140	$51.54	2,747	$50.27

As of December 31, 2011, there was $34 million of unrecognized stock-based compensation cost related to nonvested stock awards, which is expected to be recognized over a weighted average period of 1.7 years. Total fair value of shares vested was $53 million, $41 million and $16 million for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of unrecognized stock-based compensation cost is subject to change based on revisions, if any, to management's best estimates of the achievement of the performance goals specified in such awards and the resulting number of shares that will be earned at the end of the performance periods.

For the years ended December 31, 2011, 2010 and 2009, stock-based compensation expense totaled $72 million, $54 million and $75 million, respectively. Income tax benefits related to stock-based compensation expense totaled $28 million, $21 million and $29 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan ("ESPP"), substantially all employees can elect to have up to 10% of their annual wages withheld to purchase Quest Diagnostics common stock. The purchase price of the stock is 85% of the market price of the Company's common stock on the last business day of each calendar month. Under the ESPP, the maximum number of shares of Quest Diagnostics common stock which may be purchased by eligible employees is 5 million. Approximately 425, 464 and 445 thousand shares of common stock were purchased by eligible employees in 2011, 2010 and 2009, respectively.

Defined Contribution Plans

The Company maintains qualified defined contribution plans covering substantially all of its employees, and matches employee contributions up to a maximum of 6%. As of January 1, 2012, the maximum Company matching contribution was reduced from 6% to 5% of eligible employee compensation. The Company's expense for contributions to its defined contribution plans aggregated $82 million, $79 million and $82 million for 2011, 2010 and 2009, respectively.

Supplemental Deferred Compensation Plans

The Company has a supplemental deferred compensation plan that is an unfunded, non-qualified plan that provides for certain management and highly compensated employees to defer up to 50% of their salary in excess of their defined contribution plan limits and for certain eligible employees, up to 95% of their variable incentive compensation. The Company matches employee contributions up to a maximum of 6%. As of January 1, 2012, the maximum Company matching contribution was reduced from 6% to 5% of eligible employee compensation. The compensation deferred under this plan, together with Company matching amounts, are credited with earnings

(dollars in thousands unless otherwise indicated)

or losses measured by the mirrored rate of return on investments elected by plan participants. Each plan participant is fully vested in all deferred compensation, Company match and earnings credited to their account. The Company maintains another unfunded, non-qualified supplemental deferred compensation plan that is not material. The amounts accrued under the Company's deferred compensation plans were $47 million and $39 million at December 31, 2011 and 2010, respectively. Although the Company is currently contributing all participant deferrals and matching amounts to trusts, the funds in these trusts, totaling $47 million and $39 million at December 31, 2011 and 2010, respectively, are general assets of the Company and are subject to any claims of the Company's creditors.

The Company also offers certain employees the opportunity to participate in a non-qualified deferred compensation program. Eligible participants are allowed to defer up to 20 thousand dollars of eligible compensation per year. The Company matches employee contributions equal to 25%, up to a maximum of 5 thousand dollars per plan year. A participant's deferrals, together with Company matching credits, are "invested" at the direction of the employee in a hypothetical portfolio of investments which are tracked by an administrator. Each participant is fully vested in their deferred compensation and vest in Company matching contributions over a four-year period at 25% per year. The amounts accrued under this plan were $25 million and $23 million at December 31, 2011 and 2010, respectively. The Company purchases life insurance policies, with the Company named as beneficiary of the policies, for the purpose of funding the program's liability. The cash surrender value of such life insurance policies was $21 million and $20 million at December 31, 2011 and 2010, respectively.

For the years ended December 31, 2011, 2010 and 2009, the Company's expense for matching contributions to these plans were not material.

15. RELATED PARTY TRANSACTIONS

At December 31, 2010, GSK beneficially owned approximately 18% of the outstanding shares of Quest Diagnostics common stock. On January 31, 2011, the Company agreed to repurchase from SB Holdings Capital Inc., a wholly-owned subsidiary of GSK, approximately one-half of GSK's ownership interest in the Company, or 15.4 million shares of the Company's common stock at a purchase price of $54.30 per share for $835 million (the "Repurchase").

In a separate transaction on January 31, 2011, GSK agreed to sell in an underwritten offering to the public, its remaining ownership interest in the Company, or 15.4 million shares of the Company's common stock (the "Offering"). The Company did not sell any shares of common stock in the Offering, which closed on February 4, 2011, and did not receive any of the proceeds. Subsequent to the Repurchase and the Offering, GSK no longer beneficially owned any shares of Quest Diagnostics common stock.

Quest Diagnostics is the primary provider of testing to support GSK's clinical trials testing requirements under a worldwide agreement (the "Clinical Trials Agreement"). Net revenues, primarily derived under the Clinical Trials Agreement, were $63 million and $72 million for 2010 and 2009, respectively. At December 31, 2010, accounts receivable due from GSK were $16 million.

During 2009, the Company paid SmithKline Beecham approximately $10 million related to the realization of certain pre-acquisition tax benefits for net loss carryforwards that were payable to SmithKline Beecham pursuant to a tax indemnification arrangement. Amounts due to GSK at December 31, 2010 were not material.

16. COMMITMENTS AND CONTINGENCIES

Letter of Credit Lines and Contractual Obligations

The Company has a line of credit with a financial institution totaling $85 million for the issuance of letters of credit (the "Letter of Credit Line"). The Letter of Credit Line, which is renewed annually, matures on November 18, 2012 and is guaranteed by the Subsidiary Guarantors.

In support of its risk management program, to ensure the Company's performance or payment to third parties, $63 million in letters of credit were outstanding at December 31, 2011. The letters of credit primarily represent collateral for current and future automobile liability and workers' compensation loss payments. In addition, $5 million of bank guarantees were outstanding at December 31, 2011 in support of certain foreign operations.

(dollars in thousands unless otherwise indicated)

Minimum rental commitments under noncancelable operating leases, primarily real estate, in effect at December 31, 2011 are as follows:

Year ending December 31,	
2012	$174,496
2013	131,661
2014	96,932
2015	70,203
2016	48,648
2017 and thereafter	116,567
Minimum lease payments	638,507
Noncancelable sub-lease income	(3,430)
Net minimum lease payments	$635,077

Operating lease rental expense for 2011, 2010 and 2009 totaled $219 million, $196 million and $189 million, respectively. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays, is recorded on a straight-line basis over the term of the lease.

The Company has certain noncancelable commitments to purchase products or services from various suppliers, mainly for consulting and other service agreements, and standing orders to purchase reagents and other laboratory supplies. At December 31, 2011, the approximate total future purchase commitments are $70 million, of which $31 million are expected to be incurred in 2012, $32 million are expected to be incurred in 2013 through 2014 and the balance thereafter.

Contingent Lease Obligations

The Company remains subject to contingent obligations under certain real estate leases that were entered into by certain predecessor companies of a subsidiary prior to the Company's acquisition of the subsidiary. While over the course of many years, the title to the properties and interest in the subject leases have been transferred to third parties and the subject leases have been amended several times by such third parties, the lessors have not formally released the subsidiary predecessor companies from their original obligations under the leases and therefore remain contingently liable in the event of default. The remaining terms of the lease obligations and the Company's corresponding indemnifications range from 12 to 36 years. The lease payments under certain leases are subject to market value adjustments and contingent rental payments and therefore, the total contingent obligations under the leases cannot be precisely determined but are likely to total several hundred million dollars. A claim against the Company would be made only upon the current lessee's default and after a series of claims and corresponding defaults by third parties that precede the Company in the order of liability. The Company also has certain indemnification rights from other parties to recover losses in the event of default on the lease obligations. The Company believes that the likelihood of its performance under these contingent obligations is remote and no liability has been recorded for any potential payments under the contingent lease obligations.

Settlement of California Lawsuit

On May 9, 2011, the Company announced an agreement in principle to settle, and on May 19, 2011, the Company finalized a settlement of, a *qui tam* case filed by a competitor under the California False Claims Act in California state court (the "California Lawsuit") related to the Company's practices billing Medi-Cal, the California Medicaid program. While denying liability, in order to avoid the uncertainty, expense and risks of litigation, the Company agreed to resolve these matters for $241 million. The Company also agreed to certain reporting obligations regarding its pricing for a limited time period and, at the option of the Company in lieu of such obligations for a transitional period, to provide Medi-Cal with a discount (the "Transitional Discount") until the end of July 2012. The Transitional Discount, to the extent provided, is not expected to have a material impact on the Company's consolidated revenues or results of operations.

As a result of the agreement in principle, the Company recorded a pre-tax charge to earnings in the first quarter of 2011 of $236 million, which represented the cost to resolve the matters noted above and related

(dollars in thousands unless otherwise indicated)

claims, less amounts previously reserved for related matters. The Company funded the $241 million payment in the second quarter of 2011 with cash on hand and borrowings under its existing credit facilities.

Other Legal Matters

The Company is involved in various legal proceedings. Some of the proceedings against the Company involve claims that could be substantial in amount.

In November 2009, the U.S. District Court for the Southern District of New York partially unsealed a civil complaint, U.S. ex rel. Fair Laboratory Practices Associates v. Quest Diagnostics Incorporated, filed against the Company under the whistleblower provisions of the federal False Claims Act. The complaint alleged, among other things, violations of the federal Anti-Kickback Statute and the federal False Claims Act in connection with the Company's pricing of laboratory services. The complaint seeks damages for alleged false claims associated with laboratory tests reimbursed by government payors, treble damages and civil penalties. In March 2011, the district court granted the Company's motion to dismiss the relators' complaint and disqualified the relators and their counsel from pursuing an action based on the facts alleged in the complaint; the relators filed a notice of appeal. The government was given additional time to decide whether to join the case. In July 2011, the government filed a notice declining to intervene in the action and the Court entered a final judgment in the Company's favor. The relators' appeal is pending.

In April 2010, a putative class action was filed against the Company and NID in the U.S. District Court for the Eastern District of New York on behalf of entities that allegedly purchased or paid for certain of NID's test kits. The complaint alleges that certain of NID's test kits were defective and that defendants, among other things, violated RICO and state consumer protection laws. The complaint alleges an unspecified amount of damages. The Company filed a motion to dismiss this complaint.

In August 2010, a shareholder derivative action entitled *Cornish v. Quest Diagnostics Incorporated, et al.* was filed in New Jersey state court on behalf of the Company against the directors and certain officers of the Company. The complaint alleges that the defendants breached their fiduciary duties in connection with, among other things, alleged overcharges by the Company to Medi-Cal, the California Medicaid program, for testing services, and seeks unspecified compensatory damages and equitable relief. The action was dismissed without prejudice. On July 21, 2011, the action was re-filed. In June 2011 and October 2011, two additional shareholder derivative actions were filed in New Jersey state court raising allegations similar to those in the Cornish case. The Company filed motions to dismiss each of the three complaints.

In November 2010, a putative class action entitled *Seibert v. Quest Diagnostics Incorporated, et al.* was filed against the Company and certain former officers of the Company in New Jersey state court, on behalf of the Company's sales people nationwide who were over forty years old and who either resigned or were terminated after being placed on a performance improvement plan. The complaint alleges that the defendants' conduct violates the New Jersey Law Against Discrimination ("NJLAD"), and seeks, among other things, unspecified damages. The defendants removed the complaint to the United States District Court for the District of New Jersey. The plaintiffs filed an amended complaint that adds claims under ERISA. The Company filed a motion seeking to limit the application of the NJLAD to only those members of the purported class who worked in New Jersey.

In 2010, a purported class action entitled *In re Celera Corp. Securities Litigation* was filed in the United States District Court for the Northern District of California against Celera Corporation and certain of its directors and current and former officers. An amended complaint filed in October 2010 alleges that from April 2008 through July 22, 2009, the defendants made false and misleading statements regarding Celera's business and financial results with an intent to defraud investors. The complaint was further amended in 2011 to add allegations regarding a financial restatement. The complaint seeks unspecified damages on behalf of an alleged class of purchasers of Celera's stock during the period in which the alleged misrepresentations were made.

In August 2011, the Company received a subpoena from the U.S. Attorney for the Northern District of Georgia seeking various business records, including records related to the Company's compliance program, certain marketing materials, certain product offerings, and test ordering and other policies. The Company is cooperating with the request.

(dollars in thousands unless otherwise indicated)

In January 2012, a putative class action entitled *Beery v. Quest Diagnostics Incorporated* was filed in the United States District Court for the District of New Jersey against the Company and a subsidiary, on behalf of all female sales representatives employed by the defendants from February 17, 2010 to the present. The complaint alleges that the defendants discriminate against these female sales representatives on account of their gender, in violation of the federal civil rights and equal pay acts, and seeks, among other things, injunctive relief and monetary damages.

In September 2009, the Company received a subpoena from the Michigan Attorney General's Office seeking documents relating to the Company's pricing and billing practices as they relate to Michigan's Medicaid program. The Company cooperated with the requests. In January 2012, the State of Michigan intervened as a plaintiff in a civil lawsuit, *Michigan ex rel. Hunter Laboratories LLC v. Quest Diagnostics Incorporated, et al.*, filed in Michigan Superior Court. The suit, originally filed by a competitor laboratory, alleges that the Company overcharged Michigan's Medicaid program.

In addition, the Company and certain of its subsidiaries have received subpoenas from state agencies in three states and from the Office of the Inspector General of the U.S. Department of Health and Human Services which seek documents relating to the Company's billing practices. The Company is cooperating with the requests.

The federal or state governments may bring claims based on new theories as to the Company's practices which management believes to be in compliance with law. In addition, certain federal and state statutes, including the qui tam provisions of the federal False Claims Act, allow private individuals to bring lawsuits against healthcare companies on behalf of government or private payers. The Company is aware of certain pending individual or class action lawsuits, and has received several subpoenas, related to billing practices filed under the qui tam provisions of the Civil False Claims Act and/or other federal and state statutes, regulations or other laws. The Company understands that there may be other pending qui tam claims brought by former employees or other "whistle blowers" as to which the Company cannot determine the extent of any potential liability.

Management cannot predict the outcome of such matters. Although management does not anticipate that the ultimate outcome of such matters will have a material adverse effect on the Company's financial condition, given the high degree of judgment involved in establishing accruals for loss estimates related to these types of matters, the outcome of such matters may be material to the Company's results of operations or cash flows in the period in which the impact of such matters is determined or paid.

Reserves for Legal Matters

These matters are in different stages. Some of these matters are in their early stages. Matters may involve responding to and cooperating with various government investigations and related subpoenas. Reserves for legal matters, primarily related to the California Lawsuit, totaled approximately $3 million and $10 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011, the Company does not believe that any losses related to the other legal matters described above are probable. While the Company believes that a reasonable possibility exists that losses may have been incurred related to the other legal matters described above, based on the nature and status of these matters, potential losses, if any, cannot be estimated.

Reserves for General and Professional Liability Claims

As a general matter, providers of clinical testing services may be subject to lawsuits alleging negligence or other similar legal claims. These suits could involve claims for substantial damages. Any professional liability litigation could also have an adverse impact on the Company's client base and reputation. The Company maintains various liability insurance coverages for, among other things, claims that could result from providing, or failing to provide, clinical testing services, including inaccurate testing results, and other exposures. The Company's insurance coverage limits its maximum exposure on individual claims; however, the Company is essentially self-insured for a significant portion of these claims. Reserves for such matters, including those associated with both asserted and incurred but not reported claims, are established by considering actuarially determined losses based upon the Company's historical and projected loss experience. Such reserves totaled approximately $127 million and $130 million as of December 31, 2011 and 2010, respectively. Management believes that established reserves and present insurance coverage are sufficient to cover currently estimated exposures. Management cannot predict the outcome of any claims made against the Company. Although

(dollars in thousands unless otherwise indicated)

management does not anticipate that the ultimate outcome of any such proceedings or claims will have a material adverse effect on the Company's financial condition, given the high degree of judgment involved in establishing accruals for loss estimates related to these types of matters, the outcome may be material to the Company's results of operations or cash flows in the period in which the impact of such claims is determined or paid.

17. DISCONTINUED OPERATIONS

During the third quarter of 2006, the Company completed its wind down of NID, a test kit manufacturing subsidiary, and classified the operations of NID as discontinued operations. Results of operations for NID have been reported as discontinued operations in the accompanying consolidated statements of operations and related disclosures for all periods presented.

On April 15, 2009, the Company finalized the resolution of the federal government investigation related to NID and entered into a final settlement agreement with the federal government. In the second quarter of 2009, the Company paid $268 million to settle the civil allegations. The Company also entered into a five-year corporate integrity agreement with the Office of Inspector General for the United States Department of Health and Human Services. In addition, NID pled guilty to a single count of felony misbranding and paid a $40 million fine. These payments totaling $308 million, which had been previously reserved, were funded out of cash on-hand and available credit facilities. During the third quarter of 2009, the Company finalized separate settlement agreements with certain states and paid approximately $6 million, which had been previously reserved for.

Summarized financial information for the discontinued operations of NID is set forth below:

	2011	2010	2009
Net revenues	$ —	$ —	$ —
Loss from discontinued operations before income taxes	(366)	(22)	(2,361)
Income tax (expense) benefit	(1,216)	(1,765)	1,125
Loss from discontinued operations, net of taxes	$(1,582)	$(1,787)	$(1,236)

The remaining balance sheet information related to NID was not material at December 31, 2011 and 2010.

18. BUSINESS SEGMENT INFORMATION

Clinical testing is an essential element in the delivery of healthcare services. Physicians use clinical tests to assist in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Clinical testing is generally categorized as clinical laboratory testing and anatomic pathology services. Clinical laboratory testing is generally performed on whole blood, serum, plasma and other body fluids, such as urine, and specimens such as microbiology samples. Anatomic pathology services are principally for the detection of cancer and are performed on tissues, such as biopsies, and other samples, such as human cells. Customers of the clinical testing business include patients, physicians, hospitals, employers, governmental institutions and other commercial clinical laboratories. The clinical testing business accounted for greater than 90% of net revenues from continuing operations in 2011, 2010 and 2009.

All other operating segments include the Company's non-clinical testing businesses and consist of its risk assessment services, clinical trials testing, healthcare information technology, and diagnostics products businesses. The Company's risk assessment services business provides underwriting support services to the life insurance industry including electronic data collection, specimen collection and paramedical examinations, laboratory testing, medical record retrieval, case management, motor vehicle reports, telephone inspections, prescription histories and credit checks. The Company's clinical trials testing business provides clinical testing performed in connection with clinical research trials on new drugs, vaccines and certain medical devices. The Company's healthcare information technology business is a developer and integrator of clinical connectivity and data management solutions for healthcare organizations, physicians and clinicians that can help improve patient care and medical practice. The Company's diagnostics products business manufactures and markets products that enable healthcare professionals to make healthcare diagnoses, including products for point-of-care, or near-patient, testing for the professional market. During the second quarter of 2011, the Company acquired Athena and Celera (see Note 4 for further details). Athena is included in the Company's clinical laboratory testing business. The majority of

(dollars in thousands unless otherwise indicated)

Celera's operations are included in the Company's clinical laboratory testing business, with the remainder in other operating segments.

On April 19, 2006, the Company decided to discontinue NID's operations and results of operations for NID have been classified as discontinued operations for all years presented (see Note 17).

At December 31, 2011, substantially all of the Company's services are provided within the United States, and substantially all of the Company's assets are located within the United States.

The following table is a summary of segment information for the years ended December 31, 2011, 2010 and 2009. Segment asset information is not presented since it is not used by the chief operating decision maker at the operating segment level. Operating earnings (loss) of each segment represents net revenues less directly identifiable expenses to arrive at operating income for the segment. General management and administrative corporate expenses, including amortization of intangible assets and the charge to earnings in the first quarter of 2011 of $236 million related to the settlement of the California Lawsuit (see Note 16), are included in general corporate expenses below. The accounting policies of the segments are the same as those of the Company as set forth in Note 2.

	2011	2010	2009
Net revenues:			
Clinical testing business	$6,814,456	$6,738,604	$6,824,149
All other operating segments	696,034	630,321	631,094
Total net revenues	$7,510,490	$7,368,925	$7,455,243
Operating earnings (loss):			
Clinical testing business	$1,403,797	$1,424,173	$1,491,131
All other operating segments	73,356	44,314	59,862
General corporate expenses	(482,105)	(172,952)	(191,882)
Total operating income	995,048	1,295,535	1,359,111
Non-operating expenses, net	(138,816)	(111,200)	(131,179)
Income from continuing operations before taxes	856,232	1,184,335	1,227,932
Income tax expense	349,000	425,531	460,474
Income from continuing operations	507,232	758,804	767,458
Loss from discontinued operations, net of taxes	(1,582)	(1,787)	(1,236)
Net income	505,650	757,017	766,222
Less: Net income attributable to noncontrolling interests	35,083	36,123	37,111
Net income attributable to Quest Diagnostics	$ 470,567	$ 720,894	$ 729,111

	2011	2010	2009
Depreciation and amortization:			
Clinical testing business	$188,820	$194,655	$200,905
All other operating segments	21,356	17,457	17,337
General corporate	70,926	41,852	38,445
Total depreciation and amortization	$281,102	$253,964	$256,687
Capital expenditures:			
Clinical testing business	$132,024	$166,445	$136,248
All other operating segments	22,706	29,803	23,592
General corporate	6,826	9,152	7,088
Total capital expenditures	$161,556	$205,400	$166,928

19. SUMMARIZED FINANCIAL INFORMATION

The Company's Floating Rate Senior Notes due 2014, Senior Notes due 2015, Senior Notes due 2016, Senior Notes due 2017, Senior Notes due 2020, Senior Notes due 2021, Senior Notes due 2037 and Senior Notes due 2040 are fully and unconditionally guaranteed, jointly and severally, by the Subsidiary Guarantors. With the exception of Quest Diagnostics Receivables Incorporated (see paragraph below), the non-guarantor subsidiaries are primarily foreign and less than wholly-owned subsidiaries.

In conjunction with the Company's Secured Receivables Credit Facility, the Company maintains a wholly-owned non-guarantor subsidiary, Quest Diagnostics Receivables Incorporated ("QDRI"). The Company and certain of its Subsidiary Guarantors transfer certain domestic receivables to QDRI. QDRI utilizes the transferred receivables to collateralize borrowings under the Company's Secured Receivables Credit Facility. The Company and the Subsidiary Guarantors provide collection services to QDRI. QDRI uses cash collections principally to purchase new receivables from the Company and the Subsidiary Guarantors.

The following condensed consolidating financial data illustrates the composition of the combined guarantors. Investments in subsidiaries are accounted for by the parent using the equity method for purposes of the supplemental consolidating presentation. Earnings (losses) of subsidiaries are therefore reflected in the parent's investment accounts and earnings. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

(dollars in thousands unless otherwise indicated)

Condensed Consolidating Balance Sheet
December 31, 2011

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 71,762	$ 44,053	$ 49,071	$ —	$ 164,886
Accounts receivable, net	10,846	178,813	716,796	—	906,455
Other current assets	51,292	188,978	91,686	(2,037)	329,919
Total current assets	133,900	411,844	857,553	(2,037)	1,401,260
Property, plant and equipment, net	164,785	591,962	43,024	—	799,771
Goodwill and intangible assets, net	155,596	6,228,611	447,170	—	6,831,377
Intercompany receivable (payable)	(566,071)	819,486	(253,415)	—	—
Investment in subsidiaries	7,963,131	—	—	(7,963,131)	—
Other assets	318,944	39,965	48,580	(126,518)	280,971
Total assets	$8,170,285	$8,091,868	$1,142,912	$(8,091,686)	$9,313,379
Liabilities and Stockholders' Equity					
Current liabilities:					
Accounts payable and accrued expenses	$ 694,846	$ 172,207	$ 41,748	$ (2,037)	$ 906,764
Short-term borrowings and current portion of long-term debt	561,438	7,327	85,630	—	654,395
Total current liabilities	1,256,284	179,534	127,378	(2,037)	1,561,159
Long-term debt	3,026,235	18,606	325,681	—	3,370,522
Other liabilities	194,894	544,504	53,819	(126,518)	666,699
Stockholders' equity:					
Quest Diagnostics stockholders' equity	3,692,872	7,349,224	613,907	(7,963,131)	3,692,872
Noncontrolling interests	—	—	22,127	—	22,127
Total stockholders' equity	3,692,872	7,349,224	636,034	(7,963,131)	3,714,999
Total liabilities and stockholders' equity	$8,170,285	$8,091,868	$1,142,912	$(8,091,686)	$9,313,379

Condensed Consolidating Balance Sheet
December 31, 2010

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 392,525	$ 928	$ 55,848	$ —	$ 449,301
Accounts receivable, net	15,913	135,417	693,969	—	845,299
Other current assets	55,723	165,099	96,183	(6,188)	310,817
Total current assets	464,161	301,444	846,000	(6,188)	1,605,417
Property, plant and equipment, net	179,624	616,114	38,638	—	834,376
Goodwill and intangible assets, net	155,596	5,279,371	463,376	—	5,898,343
Intercompany receivable (payable)	84,107	231,268	(315,375)	—	—
Investment in subsidiaries	6,195,557	—	—	(6,195,557)	—
Other assets	227,822	10,090	48,319	(96,737)	189,494
Total assets	$7,306,867	$6,438,287	$1,080,958	$(6,298,482)	$8,527,630
Liabilities and Stockholders' Equity					
Current liabilities:					
Accounts payable and accrued expenses	$ 623,610	$ 190,334	$ 57,516	$ (6,188)	$ 865,272
Current portion of long-term debt	203,659	144,004	1,333	—	348,996
Total current liabilities	827,269	334,338	58,849	(6,188)	1,214,268
Long-term debt	2,295,709	19,342	326,109	—	2,641,160
Other liabilities	150,409	512,681	51,724	(96,737)	618,077
Stockholders' equity:					
Quest Diagnostics stockholders' equity	4,033,480	5,571,926	623,631	(6,195,557)	4,033,480
Noncontrolling interests	—	—	20,645	—	20,645
Total stockholders' equity	4,033,480	5,571,926	644,276	(6,195,557)	4,054,125
Total liabilities and stockholders' equity	$7,306,867	$6,438,287	$1,080,958	$(6,298,482)	$8,527,630

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
(dollars in thousands unless otherwise indicated)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2011

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$ 792,912	$6,235,212	$745,520	$(263,154)	$7,510,490
Operating costs and expenses:					
Cost of services	494,167	3,632,887	268,279	—	4,395,333
Selling, general and administrative	151,573	1,316,384	375,925	(29,567)	1,814,315
Amortization of intangible assets	1,036	59,583	6,413	—	67,032
Royalty (income) expense	(413,584)	413,584	—	—	—
Other operating expense, net	235,797	1,166	1,799	—	238,762
Total operating costs and expenses	468,989	5,423,604	652,416	(29,567)	6,515,442
Operating income	323,923	811,608	93,104	(233,587)	995,048
Non-operating (expense) income, net	(168,821)	(208,790)	5,208	233,587	(138,816)
Income from continuing operations before taxes	155,102	602,818	98,312	—	856,232
Income tax expense	88,185	235,920	24,895	—	349,000
Income from continuing operations	66,917	366,898	73,417	—	507,232
Loss from discontinued operations, net of taxes	—	(1,582)	—	—	(1,582)
Equity earnings from subsidiaries	403,650	—	—	(403,650)	—
Net income	470,567	365,316	73,417	(403,650)	505,650
Less: Net income attributable to noncontrolling interests	—	—	35,083	—	35,083
Net income attributable to Quest Diagnostics	$ 470,567	$ 365,316	$ 38,334	$(403,650)	$ 470,567

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2010

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$ 841,637	$6,065,086	$744,798	$(282,596)	$7,368,925
Operating costs and expenses:					
Cost of services	511,886	3,550,726	254,635	—	4,317,247
Selling, general and administrative	111,530	1,245,050	380,861	(29,768)	1,707,673
Amortization of intangible assets	967	30,412	7,842	—	39,221
Royalty (income) expense	(414,185)	414,185	—	—	—
Other operating expense, net	7,691	1,056	502	—	9,249
Total operating costs and expenses	217,889	5,241,429	643,840	(29,768)	6,073,390
Operating income	623,748	823,657	100,958	(252,828)	1,295,535
Non-operating (expense) income, net	(134,080)	(232,908)	2,960	252,828	(111,200)
Income from continuing operations before taxes	489,668	590,749	103,918	—	1,184,335
Income tax expense	164,176	233,091	28,264	—	425,531
Income from continuing operations	325,492	357,658	75,654	—	758,804
(Loss) income from discontinued operations, net of taxes	—	(16,713)	14,926	—	(1,787)
Equity earnings from subsidiaries	395,402	—	—	(395,402)	—
Net income	720,894	340,945	90,580	(395,402)	757,017
Less: Net income attributable to noncontrolling interests	—	—	36,123	—	36,123
Net income attributable to Quest Diagnostics	$ 720,894	$ 340,945	$ 54,457	$(395,402)	$ 720,894

(dollars in thousands unless otherwise indicated)

Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2009

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net revenues	$ 877,940	$6,140,346	$767,481	$(330,524)	$7,455,243
Operating costs and expenses:					
Cost of services	518,958	3,550,414	252,103	—	4,321,475
Selling, general and administrative	171,724	1,232,366	373,542	(30,014)	1,747,618
Amortization of intangible assets	72	30,218	6,772	—	37,062
Royalty (income) expense	(405,393)	405,393	—	—	—
Other operating (income) expense, net	(13,017)	(521)	3,515	—	(10,023)
Total operating costs and expenses	272,344	5,217,870	635,932	(30,014)	6,096,132
Operating income	605,596	922,476	131,549	(300,510)	1,359,111
Non-operating (expense) income, net	(172,522)	(274,924)	15,757	300,510	(131,179)
Income from continuing operations before taxes	433,074	647,552	147,306	—	1,227,932
Income tax expense	163,846	252,220	44,408	—	460,474
Income from continuing operations	269,228	395,332	102,898	—	767,458
Loss from discontinued operations, net of taxes	—	(1,236)	—	—	(1,236)
Equity earnings from subsidiaries	459,883	—	—	(459,883)	—
Net income	729,111	394,096	102,898	(459,883)	766,222
Less: Net income attributable to noncontrolling interests	—	—	37,111	—	37,111
Net income attributable to Quest Diagnostics	$ 729,111	$ 394,096	$ 65,787	$(459,883)	$ 729,111

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2011

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 470,567	$ 365,316	$ 73,417	$(403,650)	$ 505,650
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	45,120	219,476	16,506	—	281,102
Provision for doubtful accounts	5,306	57,924	216,362	—	279,592
Provision for special charge	236,000	—	—	—	236,000
Other, net	(390,503)	87,699	3,845	403,650	104,691
Changes in operating assets and liabilities	34,580	(323,505)	(222,636)	—	(511,561)
Net cash provided by operating activities	401,070	406,910	87,494	—	895,474
Net cash used in investing activities	(1,205,686)	(225,503)	(13,504)	201,258	(1,243,435)
Net cash provided by (used in) financing activities	483,853	(138,282)	(80,767)	(201,258)	63,546
Net change in cash and cash equivalents	(320,763)	43,125	(6,777)	—	(284,415)
Cash and cash equivalents, beginning of year	392,525	928	55,848	—	449,301
Cash and cash equivalents, end of year	$ 71,762	$ 44,053	$ 49,071	$ —	$ 164,886

(dollars in thousands unless otherwise indicated)

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2010

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 720,894	$ 340,945	$ 90,580	$(395,402)	$ 757,017
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	49,310	188,705	15,949	—	253,964
Provision for doubtful accounts	5,164	55,240	231,333	—	291,737
Other, net	(352,975)	13,547	1,158	395,402	57,132
Changes in operating assets and liabilities	450,897	(474,476)	(218,224)	—	(241,803)
Net cash provided by operating activities	873,290	123,961	120,796	—	1,118,047
Net cash used in investing activities	(120)	(144,863)	(7,725)	(63,802)	(216,510)
Net cash (used in) provided by financing activities	(945,603)	4,373	(109,064)	63,802	(986,492)
Net change in cash and cash equivalents	(72,433)	(16,529)	4,007	—	(84,955)
Cash and cash equivalents, beginning of year	464,958	17,457	51,841	—	534,256
Cash and cash equivalents, end of year	$ 392,525	$ 928	$ 55,848	$ —	$ 449,301

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2009

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income	$ 729,111	$ 394,096	$ 102,898	$(459,883)	$ 766,222
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	54,627	185,743	16,317	—	256,687
Provision for doubtful accounts	5,986	68,089	246,899	—	320,974
Other, net	(381,358)	96,546	7,267	459,883	182,338
Changes in operating assets and liabilities	228,809	(559,602)	(198,010)	—	(528,803)
Net cash provided by operating activities	637,175	184,872	175,371	—	997,418
Net cash (used in) provided by investing activities	(15,549)	(160,259)	14,372	(34,468)	(195,904)
Net cash used in financing activities	(375,233)	(13,871)	(166,568)	34,468	(521,204)
Net change in cash and cash equivalents	246,393	10,742	23,175	—	280,310
Cash and cash equivalents, beginning of year	218,565	6,715	28,666	—	253,946
Cash and cash equivalents, end of year	$ 464,958	$ 17,457	$ 51,841	$ —	$ 534,256

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
Quarterly Operating Results (unaudited)
(in thousands, except per share data)

2011 (a)	First Quarter (b)	Second Quarter (c)(d)	Third Quarter (e)	Fourth Quarter (f)	Total Year
Net revenues	$1,821,577	$1,903,201	$1,906,405	$1,879,307	$7,510,490
Gross profit	724,579	798,807	789,831	801,940	3,115,157
Income (loss) from continuing operations	(46,288)	172,034	182,143	199,343	507,232
Loss from discontinued operations, net of taxes	(374)	(507)	(250)	(451)	(1,582)
Net income (loss)	(46,662)	171,527	181,893	198,892	505,650
Less: Net income attributable to noncontrolling interests	7,199	8,384	10,045	9,455	35,083
Net income (loss) attributable to Quest Diagnostics	$ (53,861)	$ 163,143	$ 171,848	$ 189,437	$ 470,567
Amounts attributable to Quest Diagnostics' stockholders:					
Income (loss) from continuing operations	$ (53,487)	$ 163,650	$ 172,098	$ 189,888	$ 472,149
Loss from discontinued operations, net of taxes	(374)	(507)	(250)	(451)	(1,582)
Net income (loss)	$ (53,861)	$ 163,143	$ 171,848	$ 189,437	$ 470,567
Earnings per share attributable to Quest Diagnostics' stockholders – basic:					
Income (loss) from continuing operations	$ (0.33)	$ 1.03	$ 1.08	$ 1.20	$ 2.96
Loss from discontinued operations	—	—	—	—	(0.01)
Net income (loss)	$ (0.33)	$ 1.03	$ 1.08	$ 1.20	$ 2.95
Earnings per share attributable to Quest Diagnostics' stockholders – diluted:					
Income (loss) from continuing operations	$ (0.33)	$ 1.02	$ 1.08	$ 1.19	$ 2.93
Loss from discontinued operations	—	—	(0.01)	—	(0.01)
Net income (loss)	$ (0.33)	$ 1.02	$ 1.07	$ 1.19	$ 2.92

2010 (a)	First Quarter (g)	Second Quarter	Third Quarter (h)	Fourth Quarter (i)	Total Year
Net revenues	$1,805,503	$1,874,727	$1,864,655	$1,824,040	$7,368,925
Gross profit	739,130	795,756	773,190	743,602	3,051,678
Income from continuing operations	171,205	204,142	208,116	175,341	758,804
Loss from discontinued operations, net of taxes	(52)	(266)	(360)	(1,109)	(1,787)
Net income	171,153	203,876	207,756	174,232	757,017
Less: Net income attributable to noncontrolling interests	8,705	9,261	9,681	8,476	36,123
Net income attributable to Quest Diagnostics	$ 162,448	$ 194,615	$ 198,075	$ 165,756	$ 720,894
Amounts attributable to Quest Diagnostics' stockholders:					
Income from continuing operations	$ 162,500	$ 194,881	$ 198,435	$ 166,865	$ 722,681
Loss from discontinued operations, net of taxes	(52)	(266)	(360)	(1,109)	(1,787)
Net income	$ 162,448	$ 194,615	$ 198,075	$ 165,756	$ 720,894
Earnings per share attributable to Quest Diagnostics' stockholders – basic:					
Income from continuing operations	$ 0.90	$ 1.08	$ 1.14	$ 0.97	$ 4.09
Loss from discontinued operations	—	—	—	(0.01)	(0.01)
Net income	$ 0.90	$ 1.08	$ 1.14	$ 0.96	$ 4.08
Earnings per share attributable to Quest Diagnostics' stockholders–diluted:					
Income from continuing operations	$ 0.89	$ 1.07	$ 1.13	$ 0.97	$ 4.06
Loss from discontinued operations	—	—	—	(0.01)	(0.01)
Net income	$ 0.89	$ 1.07	$ 1.13	$ 0.96	$ 4.05

(a) During the third quarter of 2006, the Company completed its wind down of NID and classified the operations of NID as discontinued operations. Results of operations have been prepared to report the results of NID as discontinued operations for all periods presented (see Note 17).

(b) Includes a pre-tax charge in "other operating expense (income), net" in the first quarter of 2011 of $236 million, associated with the settlement of the California Lawsuit (see Note 16). Also includes $13.3 million of pre-tax charges, principally associated with workforce reductions. Of these costs, $9.0 million and $4.3 million were included in cost of services and selling, general and administrative expenses, respectively. Results for the first quarter also includes $4.7 million of pre-tax transaction costs, associated with the acquisitions of Athena and Celera (see Note 4). Of these costs, $2.3 million, primarily related to professional and filing fees, was recorded in selling, general and administrative expenses and $2.4 million of financing related costs were recorded in interest expense, net. In addition, management estimates that the impact of severe weather during the first quarter adversely affected operating income by $18.5 million.

(c) On April 4, 2011, we completed the acquisition of Athena. On May 17, 2011, we completed the acquisition of Celera (see Note 4).

(d) Includes pre-tax transaction costs of $15.1 million associated with the acquisitions of Athena and Celera (see Note 4). Of these costs, $14.3 million, primarily related to professional fees, were recorded in selling, general and administrative expenses and $0.8 million of financing related costs were included in interest expense, net. In addition, results for the second quarter include $6.0 million of pre-tax integration charges, primarily associated with workforce reductions, related to the acqusitions of Athena and Celera.

(e) Includes pre-tax charges of $27.3 million, principally associated with workforce reductions. Of these costs, $15.9 million and $11.4 million were included in cost of services and selling, general and administrative expenses, respectively. Also includes discrete income tax benefits of $7.9 million.

(f) Includes restructuring and integration charges of $5.7 million of which $8.7 million is principally associated with professional fees incurred in conjunction with further restructuring and integrating the Company. The remainder is primarily associated with the reversal of certain previously established reserves for restructuring activities, principally associated with workforce reductions. Of the total $5.7 million, $8.4 million was included in selling, general and administrative expenses, with the remaining $2.7 million representing a reduction in cost of services. Also includes pre-tax charges of $5.6 million, principally representing severance and other separation benefits as well as accelerated vesting of certain equity awards in connection with the succession of the Company's CEO. In addition, results for the fourth quarter also include discrete income tax benefits of $12.6 million.

(g) Includes pre-tax charges of $17.3 million, principally associated with workforce reductions. Of these costs, $4.5 million and $12.8 million were included in cost of services and selling, general and administrative expenses, respectively. In addition, management estimates that the impact of severe weather during the first quarter of 2010 adversely affected operating income by $14.1 million.

(h) Includes discrete income tax benefits of $14.4 million.

(i) Includes $9.6 million of pre-tax charges, primarily related to workforce reductions. Of these costs, $1.9 million and $7.7 million were included in cost of services and selling, general and administrative expenses, respectively. In addition, the Company recorded pre-tax charges of $9.6 million associated with the settlement of employment litigation. Results for the fourth quarter of 2010 also include discrete income tax benefits of $9.1 million.

QUEST DIAGNOSTICS INCORPORATED AND SUBSIDIARIES
SCHEDULE II - VALUATION ACCOUNTS AND RESERVES
(in thousands)

	Balance at 1-1-11	Provision for Doubtful Accounts	Net Deductions and Other	Balance at 12-31-11
Year ended December 31, 2011				
Doubtful accounts and allowances	$228,917	$279,592	$271,170(a)	$237,339

	Balance at 1-1-10	Provision for Doubtful Accounts	Net Deductions and Other	Balance at 12-31-10
Year ended December 31, 2010				
Doubtful accounts and allowances	$238,206	$291,737	$301,026(a)	$228,917

	Balance at 1-1-09	Provision for Doubtful Accounts	Net Deductions and Other	Balance at 12-31-09
Year ended December 31, 2009				
Doubtful accounts and allowances	$261,334	$320,974	$344,102(a)	$238,206

(a) Primarily represents the write-off of accounts receivable, net of recoveries.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS TO FORM 10-K
For the fiscal year ended December 31, 2011
Commission File No. 001-12215

QUEST DIAGNOSTICS INCORPORATED

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2011 and incorporated herein by reference) (Commission File Number 001-12215)
3.2	Amendment of the Restated Certificate of Incorporation (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference) (Commission file Number 001-12215)
3.3	Amended and Restated By-Laws of the Company (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: February 16, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
4.1	Form of 5.45% Exchange Senior Note due 2015, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 1, 2005) and incorporated herein by reference) (Commission File Number 001-12215)
4.2	Form of 6.40% Senior Note due 2017, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 19, 2007) and incorporated herein by reference) (Commission file Number 001-12215)
4.3	Form of 6.95% Senior Note due 2037, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 19, 2007) and incorporated herein by reference) (Commission file Number 001-12215)
4.4	Form of 4.750% Senior Note due 2020, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 17, 2009) and incorporated herein by reference) (Commission file Number 001-12215)
4.5	Form of 5.750% Senior Note due 2040, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 17, 2009) and incorporated herein by reference) (Commission file Number 001-12215)
4.6	Form of 3.200% Senior Note due 2016, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: March 21, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
4.7	Form of 4.700% Senior Note due 2021, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: March 21, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
4.8	Form of Floating Rate Senior Note due 2014, including the form of guarantee endorsed thereon (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: March 21, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
4.9	Indenture dated as of June 27, 2001, among the Company, the Subsidiary Guarantors, and the Trustee (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 27, 2001) and incorporated herein by reference) (Commission File Number 001-12215)
4.10	First Supplemental Indenture, dated as of June 27, 2001, among the Company, the Subsidiary Guarantors, and The Bank of New York (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 27, 2001) and incorporated herein by reference) (Commission File Number 001-12215)
4.11	Second Supplemental Indenture, dated as of November 26, 2001, among the Company, the Subsidiary Guarantors, and The Bank of New York (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 26, 2001) and incorporated herein by reference) (Commission File Number 001-12215)
4.12	Third Supplemental Indenture, dated as of April 4, 2002, among the Company, the Additional Subsidiary Guarantors, and The Bank of New York (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: April 1, 2002) and incorporated herein by reference) (Commission File Number 001-12215)

Exhibit Number	Description
4.13	Fourth Supplemental Indenture dated as of March 19, 2003, among Unilab Corporation (f/k/a Quest Diagnostics Newco Incorporated), the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference) (Commission File Number 001-12215)
4.14	Fifth Supplemental Indenture dated as of April 16, 2004, among Unilab Acquisition Corporation (d/b/a FNA Clinics of America), the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference) (Commission File Number 001-12215)
4.15	Sixth Supplemental Indenture dated as of October 31, 2005, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: October 31, 2005) and incorporated herein by reference) (Commission File Number 001-12215)
4.16	Seventh Supplemental Indenture dated as of November 21, 2005, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 21, 2005) and incorporated herein by reference) (Commission File Number 001-12215)
4.17	Eighth Supplemental Indenture dated as of July 31, 2006, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: July 31, 2006) and incorporated herein by reference) (Commission File Number 001-12215)
4.18	Ninth Supplemental Indenture dated as of September 30, 2006, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: September 30, 2006) and incorporated herein by reference) (Commission File Number 001-12215)
4.19	Tenth Supplemental Indenture dated as of June 22, 2007, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 19, 2007) and incorporated herein by reference) (Commission File Number 001-12215)
4.20	Eleventh Supplemental Indenture dated as of June 22, 2007, among the Company, The Bank of New York, and the Additional Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 19, 2007) and incorporated herein by reference) (Commission File Number 001-12215)
4.21	Twelfth Supplemental Indenture dated as of June 25, 2007, among the Company, The Bank of New York, and the Additional Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: June 19, 2007) and incorporated herein by reference) (Commission File Number 001-12215)
4.22	Thirteenth Supplemental Indenture dated as of November 17, 2009, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: November 17, 2009) and incorporated herein by reference) (Commission File Number 001-12215)
4.23	Fourteenth Supplemental Indenture dated as of March 24, 2011, among the Company, The Bank of New York, and the Subsidiary Guarantors (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: March 21, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
4.24*	Fifteenth Supplemental Indenture dated as of November 30, 2011, among the Company, The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York, and the Subsidiary Guarantors
10.1	Fourth Amended and Restated Credit and Security Agreement dated as of June 11, 2008, among Quest Diagnostics Receivables Inc., as Borrower, the Company, as Servicer, each of the lenders party thereto and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Administrative Agent (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference) (Commission File Number 001-12215)
10.2	Amendment No. 1 dated as of December 12, 2008 to Fourth Amended and Restated Credit and Security Agreement dated as of June 11, 2008, among Quest Diagnostics Receivables Inc., as Borrower, the Company, as Servicer, each of the lenders party thereto and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Administrative Agent (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)

Exhibit Number	Description
10.3	Amendment No. 2 dated as of December 11, 2009 to Fourth Amended and Restated Credit and Security Agreement dated as of June 11, 2008 among Quest Diagnostics Receivables Inc., as Borrower, the Company, as Servicer, each of the lenders party thereto and The Bank of Tokyo-Mitsubishi, UFJ, Ltd., New York Branch, as Administrative Agent (filed as an Exhibit to the Company's 2009 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.4	Amendment No. 3 dated as of December 10, 2010 to Fourth Amended and Restated Credit and Security Agreement dated as of June 11, 2008 among Quest Diagnostics Receivables Inc., as Borrower, the Company, as Servicer, each of the lenders party thereto and The Bank of Tokyo-Mitsubishi, UFJ, Ltd., New York Branch as Administrative Agent (filed as an Exhibit to the Company's 2010 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.5*	Amendment No. 4 dated as of December 9, 2011 to Fourth Amended and Restated Credit and Security Agreement dated as of June 11, 2008 among Quest Diagnostics Receivables Inc., as Borrower, the Company, as Servicer, each of the lenders party thereto and The Bank of Tokyo-Mitsubishi, UFJ, Ltd., New York Branch as Administrative Agent
10.6	Third Amended and Restated Receivables Sale Agreement dated as of December 12, 2008, among the Company, its subsidiaries who are or become a seller thereunder, as the Sellers, and Quest Diagnostics Receivables Inc., as the Buyer (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.7	Credit Agreement dated as of May 31, 2007, among the Company, certain subsidiary guarantors of the Company, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Barclays Bank Plc, JPMorgan Chase Bank, N.A., Merrill Lynch Bank, USA and Wachovia Bank, National Association, as co-Documentation Agents, and Morgan Stanley Senior Funding, Inc. and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Book Runners (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: May 31, 2007) and incorporated herein by reference) (Commission File Number 001-12215)
10.8	Common Stock Purchase Agreement dated January 31, 2011 by and between Quest Diagnostics Incorporated and GlaxoSmithKline plc. (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference) (Commission File Number 001-12215)
10.9	Amended and Restated Employee Stock Purchase Plan (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference) (Commission File Number 001-12215)
10.10‡	1996 Employee Equity Participation Program, as amended (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference) (Commission File Number 001-12215)
10.11‡	Equity Award Agreement dated as of March 4, 2008 (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference) (Commission File Number 001-12215)
10.12‡	Equity Award Agreement (CEO) dated as of March 4, 2008 between the Company and Surya N. Mohapatra (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2008 and incorporated herein by reference) (Commission File Number 001-12215)
10.13‡	Amended and Restated Quest Diagnostics Incorporated Employee Long-Term Incentive Plan as amended April 15, 2009 (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference) (Commission File Number 001-12215)
10.14‡	Form of Non-Qualified Stock Option Agreement (filed as an Exhibit to the Company's current report on Form 8-K (Date of report: February 15, 2006) and incorporated herein by reference) (Commission File Number 001-12215)
10.15‡	Form of Non-Qualified Stock Option Agreement dated as of February 12, 2007 (filed as an Exhibit to the Company's 2006 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.16‡	Non-Qualified Stock Option Agreement, dated as of February 12, 2007, between the Company and Surya N. Mohapatra (filed as an Exhibit to the Company's 2007 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.17‡	Form of Performance Share Award Agreement (2007-2009 Performance Period) (filed as an Exhibit to the Company's 2006 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)

Exhibit Number	Description
10.18‡	Form of Performance Share Award Agreement (2006-2008 performance period) (filed as an Exhibit to the Company's current report on Form 8-K (Date of report: February 15, 2006) and incorporated herein by reference) (Commission File Number 001-12215)
10.19‡	Performance Share Award Agreement, dated as of February 12, 2007, between the Company and Surya N. Mohapatra (filed as an Exhibit to the Company's 2007 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.20‡	Amended and Restated Quest Diagnostics Incorporated Long-Term Incentive Plan for Non-Employee Directors as amended April 15, 2009 (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2009 and incorporated herein by reference) (Commission File Number 001-12215)
10.21‡	Amended and Restated Deferred Compensation Plan For Directors as amended October 31, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.22‡	Amended and Restated Employment Agreement between the Company and Surya N. Mohapatra dated as of November 7, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.23‡	Letter Agreement between Surya N. Mohapatra and the Company, dated October 21, 2011 (filed as an Exhibit to the Company's current report on Form 8-K (Date of Report: October 21, 2011) and incorporated herein by reference) (Commission File Number 001-12215)
10.24‡	Supplemental Deferred Compensation Plan (Post 2004) amended December 30, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.25‡	Supplemental Deferred Compensation Plan (Pre-2005) amended December 30, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.26‡	Quest Diagnostics Incorporated Supplemental Executive Retirement Plan, as amended effective November 7, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.27‡	Senior Management Incentive Plan (filed as Appendix A to the Company's Definitive Proxy Statement dated March 28, 2003 and incorporated herein by reference) (Commission File Number 001-12215)
10.28‡	Amended and Restated Quest Diagnostics Incorporated Executive Officer Severance Plan (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2011and incorporated herein by reference) (Commission File Number 001-12215)
10.29‡	AmeriPath Group Holdings, Inc. 2006 Stock Option and Restricted Stock Purchase Plan (filed as an Exhibit to the Company's registration statement on Form S-8 and incorporated herein by reference) (Commission File Number 333-143889)
10.30‡	Amendment dated as of August 17, 2007 to the AmeriPath Group Holdings, Inc. 2006 Stock Option and Restricted Stock Purchase Plan (filed as an Exhibit to the Company's 2007 Annual Report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.31‡	Profit Sharing Plan of Quest Diagnostics Incorporated, Amended and Restated as of January 1, 2007 (filed as an Exhibit to the Company's 2007 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.32‡	Amended and Restated 401(k) Savings Plan of Quest Diagnostics Incorporated, as of December 21, 2010 (filed as an Exhibit to the Company's 2010 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.33*‡	Amendment No. 1 to the 401(k) Savings Plan of Quest Diagnostics Incorporated dated December 21, 2011
10.34‡	Amendment to the Profit Sharing Plan of Quest Diagnostics Incorporated dated as of December 23, 2008 (filed as an Exhibit to the Company's 2008 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.35‡	Amendment No. 2 to the Profit Sharing Plan of Quest Diagnostics Incorporated as of December 22, 2009 (filed as an Exhibit to the Company's 2009 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.36‡	Amendment No. 3 to the Profit Sharing Plan of Quest Diagnostics Incorporated dated November 19, 2010 (filed as an Exhibit to the Company's 2010 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)

Exhibit Number	Description
10.37‡	Amendment No. 4 to the Profit Sharing Plan of Quest Diagnostics Incorporated dated December 21, 2010 (filed as an Exhibit to the Company's 2010 annual report on Form 10-K and incorporated herein by reference) (Commission File Number 001-12215)
10.38*‡	Amendment No. 5 to the Profit Sharing Plan of Quest Diagnostics Incorporated dated December 21, 2011
10.39	Confirmation between Quest Diagnostics Incorporated and Barclays Bank plc acting through its agent Barclays Capital, Inc. dated January 28, 2010 (filed as an Exhibit to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2011 and incorporated herein by reference) (Commission File Number 001-12215)
10.40*‡	Form of Non-Employee Director Equity Award Agreement
10.41*‡	Form of Non-Employee Director Elective Option Award Agreement
10.42‡	Employment Agreement between the Company and Kathy Ordoñez, dated as of March 17, 2011 (filed as an Exhibit to the Company's Schedule TO on March 28, 2011 and incorporated herein by reference) (Commission File Number 001-12215)
11.1	Statement re: Computation of Earnings Per Common Share (the calculation of per share earnings is in Part II, Item 8, Note 3 to the consolidated financial statements (Earnings Per Share) and is omitted in accordance with Item 601(b)(11) of Regulation S-K)
21.1*	Subsidiaries of Quest Diagnostics Incorporated
23.1*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of Attorney (included on signature page)
31.1*	Rule 13a-14(a) Certification of Chief Executive Officer
31.2*	Rule 13a-14(a) Certification of Chief Financial Officer
32.1**	Section 1350 Certification of Chief Executive Officer
32.2**	Section 1350 Certification of Chief Financial Officer
101.INS*	dgx-20111231.xml
101.SCH*	dgx-20111231.xsd
101.CAL*	dgx-20111231_cal.xml
101.DEF*	dgx-20111231_def.xml
101.LAB*	dgx-20111231_lab.xml
101.PRE*	dgx-20111231_pre.xml

* Filed herewith.

** Furnished herewith.

‡ Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b) of Form 10-K.

RRD
MI3035


SUSTAINABLE
FORESTRY
INITIATIVE

SGS-SFICOC-US10/81462